    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 11, 2002.

                                                              FILE NO.333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ----------------------
                              MOVIE GALLERY, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          7841                         63-1120122
                                       (Primary Standard               (I.R.S. Employer
   (State of Incorporation)         Industrial Code Number)           Identification No.)

      900 W. MAIN STREET                                              JOE THOMAS MALUGEN
     DOTHAN, ALABAMA 36301                                            900 W. MAIN STREET
        (334) 677-2108                                               DOTHAN, ALABAMA 36301
 (Address, including zip code,                                          (334) 677-2108
     and telephone number,                                       (Name, address, and telephone
    including area code of                                       number of agent for service)
           principal
      executive offices)

                                   COPIES TO:

             LAWRENCE P. SCHNAPP                             MARY ELLEN KANOFF
                 TROY & GOULD                                 LATHAM & WATKINS
           PROFESSIONAL CORPORATION                         633 W. FIFTH STREET
      1801 CENTURY PARK EAST, 16TH FLOOR                         SUITE 4000
        LOS ANGELES, CALIFORNIA 90067                  LOS ANGELES, CALIFORNIA 90071
                (310) 553-4441                                 (213) 485-1234

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                        PROPOSED MAXIMUM     PROPOSED MAXIMUM       AMOUNT OF
     TITLE OF SECURITIES           AMOUNT TO BE          OFFERING PRICE         AGGREGATE         REGISTRATION
      TO BE REGISTERED             REGISTERED(1)          PER SHARE(2)      OFFERING PRICE(2)          FEE
-----------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001
  per share..................    9,487,500 shares            $16.51            $156,638,625          $14,411
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

(1) Includes 1,237,500 shares subject to an over-allotment option granted to the underwriters.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, based upon the average of the high and low prices on April 8, 2002 as reported by the Nasdaq National Market.
                             ----------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED           , 2002
PROSPECTUS

                              (MOVIE GALLERY LOGO)

                                8,250,000 SHARES

                                  COMMON STOCK
                             ----------------------
Movie Gallery is selling 3,900,000 shares and the selling stockholders are selling 4,350,000 shares. With the exception of proceeds from the exercise of options by some of the selling stockholders, we will not receive any of the proceeds from the shares sold by the selling stockholders. The shares are quoted on the Nasdaq National Market under the symbol "MOVI." On April 9, 2002, the last sale price of the shares as reported on the Nasdaq National Market was $16.95 per share.

INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 7 OF THIS PROSPECTUS.
                             ----------------------

                                                              PER SHARE              TOTAL
                                                              ---------              -----
Public offering price.......................................      $                    $
Underwriting discount.......................................      $                    $
Proceeds, before expenses, to Movie Gallery, Inc. ..........      $                    $
Proceeds, before expenses, to the selling stockholders......      $                    $

The underwriters may also purchase up to an additional 1,237,500 shares from two of the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The shares will be ready for delivery on or about           , 2002.

                          Joint Book-Running Managers

BEAR, STEARNS & CO. INC.                              THOMAS WEISEL PARTNERS LLC
                             ----------------------
MORGAN KEEGAN & COMPANY, INC.
                                 BB&T CAPITAL MARKETS
                                                         SWS SECURITIES
The date of this prospectus is           , 2002.

                              [INSIDE COVER PAGE]

                        [MOVIE GALLERY LOGO - "PLAY ON"]

        [PHOTOGRAPHS OF INTERIORS AND EXTERIORS OF MOVIE GALLERY STORES]

    [UPPER RIGHT HAND CAPTION: "THE LEADING HOME VIDEO SPECIALTY RETAILER OF VIDEOCASSETTES, DVDS AND VIDEO GAMES, PRIMARILY FOCUSED ON RURAL AND SECONDARY
                       MARKETS IN THE U.S. AND CANADA."]

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Forward-Looking Statements..................................    1
Prospectus Summary..........................................    2
Risk Factors................................................    7
Use of Proceeds.............................................   15
Capitalization..............................................   16
Price Range of Our Common Stock.............................   17
Dividend Policy.............................................   17
Selected Historical Consolidated Financial Data.............   18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   21
Business....................................................   29
Management..................................................   40
Certain Relationships and Related Transactions..............   45
Principal and Selling Stockholders..........................   46
Description of Capital Stock................................   48
Underwriting................................................   49
Legal Matters...............................................   51
Experts.....................................................   51
Where You Can Find More Information.........................   51
Index to Financial Statements...............................  F-1

                             ----------------------

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

     Information contained on our web site does not constitute part of this document.

                           FORWARD-LOOKING STATEMENTS

     We make forward-looking statements in this prospectus which represent our expectations or beliefs about future events and financial performance. Forward-looking statements are identifiable by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements are subject to known and unknown risks and uncertainties, including those described under "Risk Factors" and elsewhere in this prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. In addition, actual results could differ materially from those suggested by the forward-looking statements, and therefore you should not place undue reliance on the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     Important factors that could cause actual results to differ materially from our expectations include the following:

     - our ability to continue to expand, including our ability to successfully open new stores;

     - our ability to acquire new stores;

     - our ability to successfully integrate and improve the performance of the recently acquired Video Update stores;

     - changes in our method of amortizing rental inventory;

     - alteration of movie distribution windows;

     - the effects of new and existing technology;

     - changes in product pricing and distribution methods of movie studios;

     - competitive factors;

     - weather conditions within our geographic markets;

     - adequate movie and game product availability at acceptable overall per unit costs; and

     - adverse results from ongoing class-action lawsuits against us.

                               PROSPECTUS SUMMARY

     This summary highlights selected information from this prospectus and may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully, including the discussion under "Risk Factors" and the financial statements and related notes, before you decide whether to buy our common stock. In this prospectus, "we," "us" and "our" refer to Movie Gallery, Inc. and its subsidiaries. Unless we state otherwise, all financial information and share and per share data in this prospectus assume that the underwriters do not exercise their over-allotment option, exclude shares reserved for issuance under our stock option plan and give effect to the two 3-for-2 stock splits effected as stock dividends paid on each of August 31, 2001 and January 3, 2002.

OUR COMPANY

     We are the leading home video specialty retailer primarily focused on rural and secondary markets. We own and operate over 1,460 retail stores, located in 41 states and five Canadian provinces, that rent and sell videocassettes, DVDs and video games. Our target markets are small towns and suburban areas of cities with populations generally between 3,000 and 20,000 where our primary competitors are typically independently owned stores and small regional chains. Since our initial public offering in August 1994, we have grown from 97 stores to our present size through acquisitions and new store openings.

     We believe we are the lowest cost operator among the leading national home video specialty retail chains. We have developed and implemented a flexible and disciplined business strategy that centers on driving revenue growth, maximizing store level productivity and profitability and minimizing operating costs. By focusing primarily on rural and secondary markets, we are able to reduce our operating costs through lower rents, flexible leases, reduced labor costs and economies of scale while simultaneously offering an attractive product assortment.

     As a result of our competitive strengths, our operating and growth strategies and our management team, we have achieved substantial growth over the past six fiscal years. From fiscal 1995, the first full year of operations following our initial public offering, to fiscal 2001, we have grown total revenues from $149.2 million to $369.1 million, a compound annual growth rate of 16.3%, and have grown Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, non-cash compensation and nonrecurring items, less purchases of rental inventory, exclusive of new store opening inventory) from $8.8 million to $61.6 million, a compound annual growth rate of 38.4%.

INDUSTRY OVERVIEW

     According to Adams Media Research, the domestic home video specialty retail industry grew from an estimated $15.3 billion in revenue in 1996 to $20.6 billion in 2001, representing a 6.1% compound annual growth rate, exceeding the 2.5% growth rate of the consumer price index during the same period. Adams Media expects this industry to reach $31.2 billion in revenue by 2010, fueled primarily by DVD penetration. Currently, 90% of all television households own a VCR and approximately 23% own a DVD player. According to Adams Media, the number of households owning DVD players is expected to increase from approximately 24.8 million at the end of 2001 to approximately 90.4 million by 2010. Based on our experience, we believe that for a period of time after a household purchases a DVD player, there is a direct increase in both rentals and purchases.

     According to Adams Media, home video is currently the largest source of domestic revenue for the movie studios, accounting for approximately 56% of the $19.7 billion of studio revenues in 2001. Only a small percentage of the movies produced are profitable from the studios' portion of theatrical box office receipts. As a result, the movie studios depend on the revenues earned from the home video industry to produce substantial revenues from not only the hit movies, but the lower grossing non-hit and made-for-video movies. Additionally, the movie studios have created an exclusive window provided to the home video industry for a period of time following the box office introduction of a film to maximize their revenue. We believe this interdependence of the movie studios with the home video industry should remain an important competitive advantage for our industry in the future.

     In addition to DVD penetration, a number of additional trends are affecting the video rental industry, including:

        - greater consolidation driven by the competitive impact of larger chains on small operators;

        - product pricing strategies, such as revenue sharing, that maximize movie rentals and allow retailers to carry a greater number of copies of individual movie titles; and

        - a new hardware cycle in the video game industry.

COMPETITIVE STRENGTHS

     We believe we have a number of competitive strengths that enable us to be the market leader in the majority of our markets, including:

          - our primary focus on stores in rural and secondary markets;

          - our efforts to be the low cost operator in each of our markets;

          - our flexible and disciplined business model designed to maximize revenues and reduce costs;

          - our proven acquisition and integration strategy;

          - our proprietary information system;

          - our focus on customer service; and

          - our experienced management team.

GROWTH STRATEGY

     The key elements of our growth strategy are to:

          - drive same store revenues and enhance operating margins;

          - develop new stores in attractive markets; and

          - pursue opportunistic acquisitions.

                             ----------------------

     Our principal executive offices are located at 900 West Main Street, Dothan, Alabama 36301. Our telephone number is (334) 677-2108. We were incorporated in Delaware in 1994.

                                  THE OFFERING

Common stock offered by us....   3,900,000 shares

Common stock offered by the
selling stockholders..........   4,350,000 shares

Common stock to be outstanding
after this offering...........   31,678,838 shares

Use of proceeds...............   We estimate that our net proceeds from this
                                 offering will be approximately $       million.
                                 We intend to use the net proceeds for the repayment of debt, working capital and general corporate purposes, including, among other things, strategic acquisitions and new store openings. With the exception of option exercise proceeds, we will not receive any proceeds from the sale of shares by the selling stockholders.
                                 See "Use of Proceeds."

Risk factors..................   See "Risk Factors" and other information
                                 included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq National Market
Symbol........................   MOVI

     The number of shares outstanding after this offering is based on 27,428,838 shares outstanding as of April 5, 2002, plus the 3,900,000 shares issued in this offering and the 350,000 shares issuable to, and to be sold by, some of the selling stockholders upon the exercise of options in connection with this offering. The number of shares outstanding after this offering does not include 3,289,074 shares of common stock issuable upon exercise of all other stock options outstanding as of April 5, 2002.

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

     The summary historical consolidated financial data for fiscal years 1999, 2000 and 2001 have been derived from our audited consolidated financial statements for the respective periods included elsewhere in this prospectus. You should read this data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements, the unaudited pro forma financial information on pages F-40 through F-42 relating to our acquisition of Video Update, Inc. as described in note 2 to our consolidated financial statements, and the accompanying notes included elsewhere in this prospectus.

                                                                       FISCAL YEAR ENDED(1)
                                                              --------------------------------------
                                                              JANUARY 2,   DECEMBER 31,   JANUARY 6,
                                                                 2000          2000          2002
                                                              ----------   ------------   ----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF INCOME DATA:
Revenues:
  Rentals...................................................   $235,452      $271,457      $313,852
  Product sales.............................................     41,493        47,479        55,279
                                                               --------      --------      --------
         Total revenues.....................................    276,945       318,936       369,131
Cost of sales:
  Cost of rental revenues...................................     69,716        81,958        91,445
  Cost of product sales.....................................     25,884        31,213        35,002
                                                               --------      --------      --------
Gross margin................................................    181,345       205,765       242,684
Operating income(2).........................................     14,362        19,690        27,170
Net income..................................................   $  5,017      $  9,486      $ 14,356

Net income per share -- basic...............................   $   0.17      $   0.37      $   0.56
Net income per share -- diluted.............................   $   0.17      $   0.37      $   0.53
Weighted average shares outstanding:
  Basic.....................................................     29,509        25,801        25,837
  Diluted...................................................     30,083        25,868        27,220

                                                              JANUARY 6,   JANUARY 6,
                                                                 2002        2002(3)
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................   $ 16,349     $
Rental inventory, net.......................................     88,424       88,424
Total assets................................................    270,132
Long-term debt, less current maturities.....................     26,000           --
Stockholders' equity........................................    162,182

                                                                       FISCAL YEAR ENDED(1)
                                                              --------------------------------------
                                                              JANUARY 2,   DECEMBER 31,   JANUARY 6,
                                                                 2000          2000          2002
                                                              ----------   ------------   ----------
                                                                      (DOLLARS IN THOUSANDS)
OTHER DATA:
Number of stores at end of period...........................       963         1,020         1,415(4)
Average revenues per store(5)...............................   $   313       $   328       $   342
Adjusted EBITDA(6)..........................................   $35,494       $39,744       $61,581
Increase in same store revenues(7)..........................       0.4%          3.8%          2.7%

                                                                      (footnotes
on next page)

(1) Results for fiscal 2001 reflect a 53-week year and include 17 days of operations for Video Update, which we acquired out of bankruptcy on December 21, 2001. All other fiscal years presented reflect 52-week years.

(2) Includes (i) a $1.6 million nonrecurring charge related to the amendment of our supply agreement with Rentrak Corporation in fiscal 2001 and (ii) non-cash compensation expense associated with stock options that were repriced in fiscal 2001 and are subsequently required to be accounted for as variable stock options (see note 6 to our consolidated financial statements).

(3) As adjusted to give effect to the sale of 3,900,000 shares of our common stock and our receipt of $813,089 of proceeds from the exercise of options
    at an assumed offering price of $         per share, after deducting
    underwriting discounts and commissions and estimated expenses payable by us, and the application of the net proceeds therefrom. See "Capitalization."

(4) Includes 324 stores acquired as a result of our acquisition of Video Update.

(5) Calculated as total revenue divided by the weighted average number of stores open in each fiscal year. Results for fiscal 2001 include approximately $9,000 per store related to the extra week.

(6) Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, non-cash compensation and nonrecurring items (extraordinary loss and cumulative effect of accounting change in fiscal 1999; extraordinary loss and change to amend our supply agreement with Rentrak Corporation in fiscal 2001), less purchases of rental inventory exclusive of rental inventory purchases specifically for new store openings. Adjusted EBITDA is presented not as an alternative measure of operating results or cash flow from operations (as determined in accordance with accounting principles generally accepted in the United States), but because it is a widely accepted financial indicator, in the home video specialty retail industry, of a company's ability to incur and service debt. Our calculation of Adjusted EBITDA is not necessarily comparable to reported EBITDA and/or Adjusted EBITDA of other companies due to the lack of uniform definitions of EBITDA and Adjusted EBITDA. Our calculation of Adjusted EBITDA for the periods indicated is set forth below:

                                                               FISCAL YEAR ENDED(1)
                                              ------------------------------------------------------
                                              JANUARY 2, 2000   DECEMBER 31, 2000    JANUARY 6, 2002
                                              ---------------   ------------------   ---------------
                                                                  (IN THOUSANDS)
Operating income............................     $ 14,362            $ 19,690           $ 27,170
Add back depreciation and amortization......       72,205              76,787             85,970
                                                 --------            --------           --------
                                                   86,567              96,477            113,140
Add back non-cash and nonrecurring
  items(a)..................................           --                  --              9,761
Subtract existing store new release
  replenishment(b)..........................      (51,073)            (56,733)           (61,320)
                                                 --------            --------           --------
Adjusted EBITDA.............................     $ 35,494            $ 39,744           $ 61,581
                                                 ========            ========           ========

---------------

    (a) Reflects (i) non-cash compensation expense associated with stock options that were repriced in fiscal 2001 and are subsequently required to be accounted for as variable stock options and (ii) a $1.6 million charge for the amendment of a supply contract with Rentrak Corporation.

    (b) Represents the cost of replenishing new release rental videocassettes, DVDs and video games for existing stores, net of the write-off of the net book value of previously viewed rental inventory sold, that are included in investing activities on our statements of cash flows. This cost is in addition to the cost of rental inventory represented by revenue sharing expense included in our statements of income.

(7) Same store revenues are calculated based upon the aggregate revenues from stores operated by us for at least 13 months.

                                  RISK FACTORS

     This offering and an investment in our common stock involve a high degree of risk. The performance of your shares will reflect the performance of our business related to, among other things, our ability to grow, competition and general economic, market and industry conditions. You should carefully consider the following factors as well as other information contained in this prospectus before deciding whether to invest in our common stock.

     This document also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus.

                         RISKS RELATED TO OUR BUSINESS

WE MAY BE UNABLE TO SUCCESSFULLY IMPLEMENT OUR GROWTH STRATEGY

     Our long-term strategy is to grow through new store openings and acquisitions of existing stores. Successful implementation of this strategy is contingent upon numerous conditions, and we cannot assure you that our business plan can be successfully executed. We require significant capital to acquire existing stores and to open new stores. To date, our growth strategy has been funded primarily through proceeds from public offerings of common stock, bank borrowings, internally generated cash flow, use of our common stock as acquisition consideration and seller financing. These and other sources of capital, including public or private sales of debt or equity securities, may not be available to us in the future on terms satisfactory to us or at all.

     New Store Openings. Our ability to open new stores as planned, and the profitability of these new stores, may be adversely affected by a number of factors, including:

     - our ability to identify and secure new sites;

     - our ability to negotiate acceptable leases and timely implement cost-effective development plans for new stores;

     - the availability of capital; and

     - our ability to hire, train and assimilate skilled store managers and other personnel.

     If we do not grow as planned, our earnings could be negatively impacted.

     Our planned growth may result in increased pressure on our management and operations. We continuously review and modify our financial controls and management information systems. There are no assurances that we will be able to anticipate and respond to, in a timely and sufficient manner, the potential changing demands this expansion could have on our operations and business.

     In addition, our growth strategy contemplates the opening of new stores in markets in which we do not currently operate. Accordingly, there are no assurances that these new stores will realize revenue or profitability levels comparable to those of our current stores, or that such levels will be achieved within our estimated time frames.

     Acquisitions. Our ability to acquire stores and operate them at the desired levels of sales and profitability may be adversely affected by:

     - our ability to identify acquisition candidates that fit our criteria, including, among others, size, location and profitability, and that are willing to sell at prices we consider reasonable;

     - our ability to consummate identified acquisitions due to, among other things, a lack of available capital;

     - a reduction in the number of stores available for purchase by us;

     - increased competition for acquisitions;

     - misrepresentations and breaches of contracts by sellers;

     - our limited knowledge of the operating history of the acquired stores;

     - the integration of the acquired stores' operating and information systems into our systems and procedures; and

     - our ability to retain and motivate employees of the acquired stores.

A CHANGE IN OUR METHOD OF AMORTIZING OUR RENTAL INVENTORY COULD RESULT IN A SIGNIFICANT ONE-TIME NON-CASH CHARGE AGAINST OUR EARNINGS

     A major component of our cost structure is based upon the method by which we amortize our rental inventory. This method is dependent upon the net realizable value of our inventory and the demand patterns of the rental products we provide. The largest two chains in our industry tend to operate in more urban areas with higher levels of DVD penetration. As a result of the transition of consumer preferences from renting videocassettes to DVDs, these two companies recently changed their estimates used to amortize rental inventory by reducing the residual values of the videocassette product and by accelerating the write-off period. We periodically evaluate the necessity of accelerating our amortization method based on consumer demand for our products and at some time in the future may make a change in our methods or estimates. Such a change could result in a significant one-time non-cash charge to our earnings, which could have a negative effect on our results of operations.

THE HISTORICAL FINANCIAL INFORMATION OF VIDEO UPDATE AND THE UNAUDITED PRO FORMA FINANCIAL DATA PRESENTED IN THIS PROSPECTUS MAY BE OF LIMITED UTILITY

     On December 21, 2001, we acquired 100% of the newly issued common stock of the reorganized Video Update pursuant to a plan of reorganization confirmed by the bankruptcy court. The historical financial information of Video Update contained in this prospectus and used to create the pro forma financial data required by SEC regulations includes the unaudited results of operations of 145 stores that were closed or disposed of by Video Update between January 1, 2001 and December 20, 2001. The historical financial information also includes certain restructuring charges resulting from these closings and dispositions, as well as the costs of operating the business during the bankruptcy proceedings. In addition, Video Update lacked certain internal accounting and management controls immediately prior to, and for a period of time following, the institution of bankruptcy proceedings and embezzlement and fraud may have been perpetrated by certain former officers of Video Update. Due to the factors described above, we believe that such historical and pro forma information may be of limited utility in considering the historical performance of Video Update and the impact of the acquisition on our future results.

OUR BUSINESS MAY BE NEGATIVELY IMPACTED BY OUR FAILURE TO SUCCESSFULLY INTEGRATE AND IMPROVE THE PERFORMANCE OF VIDEO UPDATE

     Our business may be adversely affected if we cannot successfully integrate and improve the performance of the 324 acquired stores of Video Update into our operations, including:

     - increasing revenues in the acquired stores;

     - reducing operating costs of the acquired stores including occupancy, labor, supplies, and other store level expenses;

     - retaining and properly motivating store level operating staff and managers;

     - competing effectively in the new markets created by the acquisition, including some markets where we face more competition than in our existing markets; or

     - identifying and closing underperforming stores in a timely manner.

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY INCREASED COMPETITION

     We cannot assure you that the two larger chains in our industry will not focus more on the rural and secondary markets we predominantly serve. Pricing strategies for movies and video games are a major competitive factor in the video retail industry and we have significantly fewer financial and marketing resources, lower market share and less name recognition than the two larger chains. In addition, there is no guarantee that smaller regional chains, supermarkets, pharmacies, convenience stores, bookstores, online stores, mail order operations, mass merchants, franchisees, specialty retailers and other retailers, as well as noncommercial sources, such as libraries, will not develop an increased market share of the home video retail industry in the markets we serve. Other types of entertainment, such as theaters, television, sporting events and family entertainment centers, also compete with our video and video game businesses. If any of our competitors, including large and regional chains, were to substantially increase their presence in the markets we serve, our revenues and/or profitability could decline, our financial condition, liquidity and results of operations could be harmed and the continued success of our business would be challenged.

WE ARE A DEFENDANT IN VARIOUS LAWSUITS THAT COULD ADVERSELY AFFECT US

     We are a defendant in two putative class action lawsuits in Alabama, one in Texas and one in Tennessee, regarding the extended viewing fees that we charge our customers in those states. Each of these lawsuits alleges that the extended viewing fees we charge for keeping our rental products beyond the initial rental period are penalties in violation of common law and equitable theories. The dollar amount that the plaintiffs seek in each of the foregoing four putative class action lawsuits is not set forth in the complaints. Similar class action lawsuits have been filed against the two largest chains in our industry. Without admitting any fault, one of these companies recently settled all of these class action lawsuits pending against it. According to the announced terms of the settlement, this company agreed to make certificates available to class members for rentals and cash discounts and to pay approximately $9.0 million of the plaintiffs' attorney's fees.

     We believe that our extended viewing fees do not violate any laws. As a result, we intend to vigorously defend the lawsuits filed against us. However, we cannot provide any assurance as to the outcome of these proceedings or provide any assurance that other similar lawsuits regarding our extended viewing fee policy will not be filed in any of the other states in which we operate. The amount of extended viewing fees that we have collected to date is significant. Accordingly, an adverse outcome in any of these lawsuits could have a material adverse effect upon our business, financial condition or results of operations. Furthermore, even if we prevail in these lawsuits or if these lawsuits are settled prior to trial, the legal fees paid by us to defend these lawsuits, the amounts paid as part of any settlement, and diversion of management's attention resulting from the lawsuits may also have an adverse effect on our operations.

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE LOST KEY MEMBERS OF OUR EXECUTIVE MANAGEMENT TEAM

     We are highly dependent on the efforts and performance of our executive management team. If we were to lose any key members of this team, our business could be adversely affected. You should read the information under "Management" for a detailed description of our executive management team.

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY THE FAILURE OF OUR MANAGEMENT INFORMATION SYSTEMS TO PERFORM AS EXPECTED

     We depend on our management information systems for the efficient operation of our business. Our merchandise operations use our inventory utilization system to track rental activity by individual videocassette, DVD and video game to determine appropriate buying, distribution and disposition of our inventory. We also rely on a scalable client-server system to maintain and update information relating to revenue, rental and sales activity, videocassette, DVD and video game rental patterns, store membership demographics and individual customer history. These systems, together with our point-of-sale and in-store systems, allow us to control our cash flow, keep our in-store inventories at optimum levels, move our inventory more efficiently and track and record our performance. If our management information systems failed to perform as expected, our ability to manage our inventory and monitor our performance could be adversely affected, which, in turn, could harm our business and financial condition.

                         RISKS RELATED TO OUR INDUSTRY

OUR BUSINESS COULD BE NEGATIVELY IMPACTED IF MOVIE STUDIOS SIGNIFICANTLY ALTER THE MOVIE DISTRIBUTION WINDOWS

     Studios distribute movies in a specific sequence in order to maximize studio revenues on each title they release. The order of distribution of movies is currently: (1) movie theaters; (2) hotels and airlines; (3) home video retailers; (4) pay-per-view; and (5) all other sources, including cable and syndicated television. Our industry has an early "window" that is exclusive of most other forms of non-theatrical movie distribution as noted above. The length of the movie rental window varies, but typically ranges between 30 and 60 days. We cannot be certain that movie studios will maintain this exclusive window in the future. We could be adversely affected if the movie studios shorten or eliminate these windows, or if the movie rental windows were no longer among the first windows following the theatrical release, because newly released movies would be made available earlier through other forms of non-theatrical movie distribution. As a result, consumers would no longer need to wait until after the video store distribution window to view these movies through other distribution channels.

     For example, in September 2001 the Walt Disney Company and News Corporation announced a joint venture to offer video-on-demand movie services through high-speed internet connections and cable television by mid-2002. The planned release window is 30 days after a film's release in video stores and before the film is available on pay-per-view, although that time period could be further reduced. We cannot assure you that this release window will not be shortened in a manner that would negatively impact our rental revenues. Five other studios, namely Sony, AOL Time Warner, Universal, Paramount and MGM, recently formed a joint venture named "Movielink" to also pursue a video-on-demand service offering downloadable movies.

OUR BUSINESS MAY BE NEGATIVELY IMPACTED BY NEW AND EXISTING TECHNOLOGIES

     New Technologies. New technologies, including video-on-demand, streaming movies over the Internet and single-play DVDs, represent a material risk to our company and the home video specialty retail industry. Video-on-demand is intended to afford subscribers the luxury of watching, at any time of the day, any movie included in a list of titles maintained by the video-on-demand provider. Consumers may prefer alternative movie delivery systems such as video-on-demand over traditional video rentals if such alternative systems were to allow the consumers to conveniently choose, watch and control movies at any time of the day, if the alternative systems were able to be provided at a reasonable price and if new releases were made available simultaneously with, or prior to, their availability for rental at the video stores. Single-play DVDs are programmed to stop working after a limited time of use, such as one week, during which time the movie can be viewed an unlimited number of times. Although this technology is still being developed, it has not been adopted by any studios and is as yet unproven. However, at least two studios have announced that they are exploring the use of this technology. We could see a significant negative impact to our financial position and survival if these technologies are widely accepted by consumers.

     Existing Technologies. Cable, satellite and near-video-on-demand systems such as pay-per-view television systems are expected to continue to increase and expand offerings to consumers. The cable and satellite television systems offer movie channels, which require a subscription fee for access to movies selected by the provider at times selected by the provider, and near-video-on-demand services, which require a discrete fee to view a movie selected by the subscriber. Near-video-on-demand, cable and satellite services allow consumers to avoid trips to the video store for movie rentals and returns, and remove the possibility of their incurring extended viewing fees. Although near-video-on-demand services previously offered a limited number of channels and movies at scheduled intervals, developing technologies are enabling cable, satellite and internet service providers and others to transmit substantially more movies directly to homes at more frequently scheduled and convenient intervals throughout the day. Pay-per-view purchases could significantly increase if near-video-on-demand services were to become more convenient, widely available and accepted, which could adversely affect our business. If consumers more widely accept satellite and digital cable and/or near-video-on-demand services, they may rent fewer movies from us in favor of the expanded number of channels and expanded programming offered through these existing technologies.

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF STUDIOS INITIALLY PRICE A SIGNIFICANT NUMBER OF NEW MOVIE RELEASES AS SELL-THROUGH PRODUCTS AND CONSUMERS DECIDE TO PURCHASE RATHER THAN RENT MOVIES

     Generally, studios price the majority of movies they distribute under the videocassette format at "rental" pricing, which is typically too high a price to generate significant consumer demand to purchase these movies. At times, however, the studios determine that consumers are more likely to purchase certain titles within the videocassette format, and therefore price these titles at a lower price. This pricing method is known as sell-through pricing. Additionally, most titles currently released on DVD are priced at sell-through prices. These movies are purchased to rent by home video specialty retailers and to sell by both home video specialty retailers and mass merchants, among others. Sell-through retail margins are generally lower than rental margins. Some of our competitors, such as online stores, mass merchants and warehouse clubs, may operate at margins lower than ours and are able to distribute and sell movies at lower costs than us. If we are not able to derive most of our revenues from our higher margin rental business, our profit levels would be adversely impacted. In addition, our business could be adversely affected if:

     - studios decide to release more movies at sell-through versus rental pricing, which could increase the satisfaction of consumer demand through product sales that carry lower profit margins than rental revenues; and

     - more consumers decide that they would rather purchase movies released at sell-through prices than rent those movies.

OUR BUSINESS COULD BE ADVERSELY IMPACTED IF MOVIE STUDIOS NEGATIVELY ALTERED REVENUE SHARING PROGRAMS

     Prior to studio revenue sharing programs, we would typically pay between $35 and $75 per videocassette for major theatrical releases not priced as sell-through titles. Under studio revenue sharing programs we are able to pay a minimal up front cost per videocassette and thereafter pay a percentage of each revenue dollar earned for a specified period of time to the studios. These programs have enabled us to significantly increase the number of copies carried for each title, thereby enabling us to better meet consumer demand. After a specified period of time, we offer these copies for sale to our customers as "previously viewed movies" at lower prices than new copies of the movie. We could be adversely affected if these programs are changed to give the movie studios a greater percentage of each revenue dollar or if they are discontinued.

     Under our revenue sharing agreements, we earn revenues from video rentals and from the sale of previously viewed movies to the public. We need to sell previously viewed movies at an expected price in order to reach our estimated gross margins. Our estimated gross margins may be adversely affected if the average sales price for previously viewed movies obtained under revenue sharing programs is not at or above the expected price.

     A consumer's desire to own a particular movie and the number of previously viewed movies available for sale to the public by our competitors are factors that affect our ability to sell previously viewed movies at the expected price. Additionally, sales of previously viewed movies also compete with newly released videos that are priced for sell-through. As a result, there are no assurances that we will be able to sell previously viewed movies at or above the expected price.

THE VIDEO STORE INDUSTRY COULD BE ADVERSELY AFFECTED BY CONDITIONS IMPACTING THE MOTION PICTURE INDUSTRY

     The availability of new movies produced by the movie studios is vital to our industry. The quality and quantity of new movies available in our stores could be negatively impacted by factors that adversely affect the motion picture industry, such as financial difficulties, regulatory requirements and work disruptions involving key personnel such as writers or actors. A decrease in the quality and quantity of new movies available in our stores could result in reduced consumer demand, which could negatively impact our revenues and harm our business and financial position.

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF VIDEO GAME SOFTWARE AND HARDWARE MANUFACTURERS DO NOT INTRODUCE NEW PRODUCTS IN A TIMELY MANNER

     Consumer demand for video games available in our stores could be adversely affected if manufacturers fail to introduce new games and systems in a timely manner. A decline in consumer demand for video games available in our stores could negatively affect our revenues and harm our business and financial position.

                         RISKS RELATED TO THIS OFFERING

THE VALUE OF OUR SECURITIES MAY BE AFFECTED BY VARIANCES IN OUR QUARTERLY OPERATING RESULTS THAT ARE UNRELATED TO OUR LONG-TERM PERFORMANCE

     Historically, our quarterly operating results have varied and we anticipate that they will vary in the future. Factors that may cause our quarterly operating results to vary, many of which are not in our control, include:

     - consumer demand for our products;

     - prices at which we can rent or sell our products;

     - timing, cost and availability of newly-released movies, new video games and new video game systems;

     - competition from providers of similar products and other forms of entertainment;

     - seasonality;

     - acquisitions by us of existing stores, including the integration of the 324 stores we acquired in the Video Update reorganization;

     - variations in the timing and number of store openings;

     - profitability of new stores; and

     - acts of God or public authorities, war, civil unrest, fire, floods, earthquakes, acts of terrorism and other matters beyond our control.

OUR MANAGEMENT WILL HAVE BROAD DISCRETION OVER THE APPLICATION OF THE PROCEEDS

     We intend to use a portion of the net proceeds to us from this offering to repay all of the borrowings under our senior credit facility. The balance will be available for working capital and other general corporate purposes. Although we anticipate using a portion of the proceeds to fund new store development and acquisitions, our management will have broad discretion in how we use the net proceeds of this offering. See "Use of Proceeds" for a further discussion of how we intend to use the proceeds to us from this offering.

THE MARKET PRICE FOR OUR COMMON STOCK MAY FLUCTUATE SUBSTANTIALLY

     Future developments concerning our business, our competitors or the home video specialty retail industry, including fluctuations in our operating results, the introduction of new products, the performance of other similar companies, changes in financial estimates by financial analysts or our failure to meet these estimates and other factors, could have a significant impact on the market price of our common stock. In addition, in recent years the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to the operating performance of these companies. Since our initial public offering our stock price has experienced significant volatility. These broad market fluctuations could have a material adverse effect on the market price of our common stock, business, results of operations or financial condition. You may not be able to sell shares at or above the price you pay for them in this offering.

     In addition, historically, companies that have experienced market price volatility have been the target of securities class action litigation. We could incur significant costs and our management's time and resources could be diverted from the operation of our business if we were the target of a securities class action litigation.

ANTI-TAKEOVER PROVISIONS OF OUR CHARTER DOCUMENTS AND DELAWARE LAW PROVISIONS COULD ADVERSELY IMPACT A POTENTIAL ACQUISITION BY THIRD PARTIES

     We have adopted provisions in our certificate of incorporation and bylaws that may have the effect of delaying, hindering or preventing a change in control of our company and could adversely impact a potential acquisition by third parties. Among other provisions:

     - Our board of directors determines the size of our board and may create new directorships and elect new directors, which may enable an incumbent board to maintain control by adding directors;

     - Our board of directors may adopt, amend, alter or repeal our bylaws without a vote of our stockholders, which may enable our board to change our bylaws to deter a proxy contest in connection with an unsolicited takeover offer; and

     - We require advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, which may restrict stockholder proposals and director nominations in connection with a takeover offer.

     In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibit us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a manner prescribed under Section 203.

     Our certificate of incorporation also requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of our stockholders may be called only by our board of directors, the chairman of our board or our chief executive officer. These provisions may have the effect of deterring hostile takeovers or delaying changes in management of our company.

THERE IS A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK ELIGIBLE FOR FUTURE SALE AND THE SALE OF THOSE SHARES COULD ADVERSELY AFFECT OUR STOCK PRICE

     Immediately following this offering 31,678,838 shares of our common stock will be outstanding. Of these shares, 23,834,890 shares, including those sold in this offering, will be freely tradeable under the Securities Act by persons who are not our "affiliates." In general, an affiliate is any person who is in control or who has a control relationship with us and includes our directors and executive officers. After this offering, our directors and executive officers will own 7,813,348 shares of our common stock. After the expiration of a 90-day lockup period entered into in connection with this offering to which all of our directors and executive officers are subject, these holders will be entitled to dispose of their shares, subject to the volume and other restrictions of Rule 144 under the Securities Act. As of April 5, 2002, excluding the 350,000 options being exercised by some of the selling stockholders in connection with this offering, there were a total of 3,289,074 shares of common stock subject to outstanding options under our stock option plan, of which 1,721,964 are exercisable within 60 days of the date of this prospectus. Most of these options have exercise prices that are substantially below our stock price as of the date of this prospectus.

     We cannot predict the effect, if any, that market sales of shares of common stock that are no longer subject to the lockup period or other restrictions, or the availability of these shares for sale, will have on the market price of our common stock prevailing from time to time. Sales of a substantial number of shares of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise capital through an offering of equity securities.

     As part of our acquisition strategy, we may consider issuing additional shares of our common stock. To the extent that we are able to grow through acquisitions for stock, the number of outstanding shares of our common stock that will be eligible for sale in the future is likely to increase substantially. In addition, the potential issuance of additional shares in connection with anticipated acquisitions could lessen demand for our common stock and result in a lower price than would otherwise be obtained.

                                USE OF PROCEEDS

     We expect to receive approximately $       million from the sale of
3,900,000 shares of our common stock in this offering based upon an assumed
public offering price of $       per share and after deducting underwriting
discounts and commissions, related fees and estimated expenses payable by us. We
expect to receive approximately $       million of net proceeds if the
underwriters execute their over-allotment option in full. Some of the shares being offered by the selling stockholders are issuable upon the exercise of stock options held by them as described under "Principal and Selling Stockholders." With the exception of the exercise proceeds of these options, which total $813,089, we will not receive any of the proceeds from the sale of shares being offered by the selling stockholders.

     We will use the net proceeds of this offering to repay all outstanding borrowings under our credit facility. The amount outstanding under our credit facility as of April 5, 2002 was $37,500,000. Our credit facility bears interest at LIBOR plus a current variable interest rate spread of 2% and matures on July 4, 2004. We intend to use the balance of the net proceeds of this offering for new store openings, selective acquisitions, working capital and other general corporate purposes. Pending their use, any net proceeds in excess of those required to repay our outstanding borrowings under our credit facility will be invested in short-term, interest-bearing, investment-grade obligations.

     The indebtedness that will be repaid with the net proceeds of this offering was incurred under our credit facility principally to repay amounts outstanding under a previous facility that was due to expire in January 2002, to fund the purchase of the senior secured debt of, and the debtor-in-possession financing facility with, Video Update, and for investments in new store openings and store acquisitions. The amount available to us under our credit facility will be reduced by 25% of the net proceeds received by us from this offering.

     While we engage in discussions relating to potential acquisitions from time to time, we are not currently a party to any definitive agreement or letter of intent regarding any material acquisition, nor are there any material acquisitions which we consider probable.

     The foregoing information represents our best belief as to our use of the proceeds of this offering based upon our current plans. Actual expenditures may vary substantially from the intended uses referred to above. We may find it necessary or advisable to use portions of this offering for other purposes.

                                 CAPITALIZATION

     The following table shows our cash and cash equivalents and capitalization as of January 6, 2002 on an actual basis and as adjusted to reflect this offering and application of our estimated net proceeds. The proceeds reflect the sale of the 3,900,000 shares of common stock offered by us at an assumed
offering price of $     per share, the last sale price of our common stock as
reported on the Nasdaq National Market on April   , 2002. You should read this
table together with our consolidated financial statements and the notes to our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                 JANUARY 6, 2002
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $ 16,349    $       (1)
                                                              ========    ========
Long-term debt(2)...........................................  $ 26,000    $     --
Stockholders' equity:
  Preferred stock, $0.10 par value; 2,000,000 shares
     authorized, no shares issued or outstanding............        --          --
  Common stock, $0.001 par value; 35,000,000 shares
     authorized; 27,215,000 shares issued and outstanding,
     actual; and 31,465,000 shares issued and outstanding,
     as adjusted............................................        27          31
  Additional paid-in capital................................   140,475
  Retained earnings.........................................    21,713      21,713
  Accumulated other comprehensive loss......................       (33)        (33)
                                                              --------    --------
       Total stockholders' equity...........................   162,182
                                                              --------    --------
          Total capitalization..............................  $188,182    $
                                                              ========    ========

---------------

(1) Includes $813,089 of proceeds from option exercises by some of the selling stockholders.

(2) As of April 5, 2002, our long-term debt, comprised of borrowings under our credit facility, was $37.5 million. A portion of the net proceeds of this offering will be used to repay all of our outstanding borrowings under our credit facility.

                        PRICE RANGE OF OUR COMMON STOCK

     Our common stock is listed on the Nasdaq National Market under the symbol "MOVI." The prices shown below are the high and low closing prices for our common stock as reported on the Nasdaq National Market for the calendar periods indicated.

                                                               HIGH     LOW
                                                              ------   ------
2002:
  Second Quarter (through         , 2002)...................  $        $
  First Quarter.............................................   17.17    10.07
2001:
  Fourth Quarter............................................   18.93    14.07
  Third Quarter.............................................   14.82     7.65
  Second Quarter............................................    8.04     3.02
  First Quarter.............................................    3.26     1.36
2000:
  Fourth Quarter............................................    1.67     1.33
  Third Quarter.............................................    2.00     1.56
  Second Quarter............................................    1.97     1.44
  First Quarter.............................................    1.95     1.28

     On April 9, 2002, the last sale price of our common stock as reported on the Nasdaq National Market was $16.95 per share. As of April 9, 2002, we had approximately 4,300 stockholders, including 67 stockholders of record.

                                DIVIDEND POLICY

     We do not expect to pay any cash dividends on our common stock in the foreseeable future and plan to retain our earnings to finance operations, future growth and acquisitions. The payment of dividends on our common stock will be at the discretion of our board of directors and must comply with applicable law. In addition, the terms of our credit facility prohibit us from paying dividends without the prior written consent of our bank lender. Any decisions to pay dividends in the future will depend on a number of factors, including our financial condition, capital requirements, future business prospects, the terms of any documents governing our indebtedness and other factors that our board of directors deem relevant.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The table below sets forth our selected historical consolidated financial data. We prepared this information using our audited consolidated financial statements for each of the five fiscal years ended January 6, 2002. In addition to the information provided below, you should read our consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The selected historical consolidated financial data do not necessarily indicate the results to be expected in the future.

                                                                      FISCAL YEAR ENDED(1)
                                                ----------------------------------------------------------------
                                                JANUARY 4,   JANUARY 3,   JANUARY 2,   DECEMBER 31,   JANUARY 6,
                                                   1998         1999         2000          2000          2002
                                                ----------   ----------   ----------   ------------   ----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AND STORE DATA)
STATEMENTS OF INCOME DATA:
Revenues:
  Rentals.....................................   $220,787     $222,784     $235,452      $271,457      $313,852
  Product sales...............................     39,569       44,849       41,493        47,479        55,279
                                                 --------     --------     --------      --------      --------
         Total revenues.......................    260,356      267,633      276,945       318,936       369,131
Cost of sales:
  Cost of rental revenues.....................     72,806      113,192(2)    69,716        81,958        91,445
  Cost of product sales.......................     24,597       29,744       25,884        31,213        35,002
                                                 --------     --------     --------      --------      --------
Gross margin..................................    162,953      124,697      181,345       205,765       242,684
Operating costs and expenses:
  Store operating expenses....................    130,512      130,473      137,128       153,665       171,409
  General and administrative..................     17,006       17,996       21,403        24,945        29,288(3)
  Amortization of intangibles.................      7,206        7,068        8,452         7,465         6,656
  Stock option compensation(4)................         --           --           --            --         8,161
                                                 --------     --------     --------      --------      --------
Operating income (loss).......................      8,229      (30,840)      14,362        19,690        27,170
Interest expense, net.........................     (6,326)      (5,325)      (3,349)       (3,779)       (2,736)
                                                 --------     --------     --------      --------      --------
Income (loss) before income taxes,
  extraordinary item and cumulative effect of
  accounting change...........................      1,903      (36,165)      11,013        15,911        24,434
Income taxes..................................        998      (13,089)       4,615         6,425         9,901
                                                 --------     --------     --------      --------      --------
Income (loss) before extraordinary item and
  cumulative effect of accounting change......        905      (23,076)       6,398         9,486        14,533
Extraordinary loss on early extinguishment of
  debt........................................         --           --         (682)           --          (177)
Cumulative effect of accounting change........         --           --         (699)           --            --
                                                 --------     --------     --------      --------      --------
Net income (loss).............................   $    905     $(23,076)    $  5,017      $  9,486      $ 14,356
                                                 ========     ========     ========      ========      ========
Basic earnings (loss) per share:
Income (loss) before extraordinary item and
  cumulative effect of accounting change......   $   0.03     $  (0.77)    $   0.21      $   0.37      $   0.56
Extraordinary loss on early extinguishment of
  debt........................................         --           --        (0.02)           --            --
Cumulative effect of accounting change........         --           --        (0.02)           --            --
                                                 --------     --------     --------      --------      --------
Net income (loss) per share -- basic..........   $   0.03     $  (0.77)    $   0.17      $   0.37      $   0.56
                                                 ========     ========     ========      ========      ========
Diluted earnings (loss) per share:
Income (loss) before extraordinary item and
  cumulative effect of accounting change......   $   0.03     $  (0.77)    $   0.21      $   0.37      $   0.53
Extraordinary loss on early extinguishment of
  debt........................................         --           --        (0.02)           --            --
Cumulative effect of accounting change........         --           --        (0.02)           --            --
                                                 --------     --------     --------      --------      --------
Net income (loss) per share -- diluted........   $   0.03     $  (0.77)    $   0.17      $   0.37      $   0.53
                                                 ========     ========     ========      ========      ========

                                                                      FISCAL YEAR ENDED(1)
                                                ----------------------------------------------------------------
                                                JANUARY 4,   JANUARY 3,   JANUARY 2,   DECEMBER 31,   JANUARY 6,
                                                   1998         1999         2000          2000          2002
                                                ----------   ----------   ----------   ------------   ----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AND STORE DATA)
Weighted average shares outstanding:
  Basic.......................................     30,195       30,123       29,509        25,801        25,837
                                                 ========     ========     ========      ========      ========
  Diluted.....................................     30,197       30,123       30,083        25,868        27,220
                                                 ========     ========     ========      ========      ========
BALANCE SHEET DATA (AT END OF PERIOD):
Cash and cash equivalents.....................   $  4,459     $  6,983     $  6,970      $  7,029      $ 16,349
Rental inventory, net.........................     92,183       44,998       52,357        61,773        88,424
Total assets..................................    259,133      202,369      209,527       217,536       270,132
Long-term debt, less current maturities.......     63,479       46,212       44,377        40,600        26,000
Stockholders' equity..........................    147,629      124,115      125,421       129,209       162,182

OTHER DATA:
Number of stores at end of period.............        856          837          963         1,020         1,415(5)
Average revenues per store(6).................   $    303     $    317     $    313      $    328      $    342
Adjusted EBITDA(7)............................   $ 26,898     $ 37,378     $ 35,494      $ 39,744      $ 61,581
Increase in same store revenues(8)............        1.1%         3.9%         0.4%          3.8%          2.7%

---------------

(1) Results for fiscal 2001 reflect a 53-week year and include 17 days of operations for Video Update, which we acquired out of bankruptcy on December 21, 2001. All other fiscal years presented reflect 52-week years.

(2) Effective July 6, 1998, we changed our method of amortizing rental inventory resulting in a non-cash, pre-tax charge of approximately $43.6 million.

(3) Includes a $1.6 million nonrecurring charge related to the amendment of our supply agreement with Rentrak Corporation.

(4) Represents the non-cash compensation expense associated with stock options that were repriced in March 2001 and are subsequently required to be accounted for as variable stock options (see note 6 to our consolidated financial statements).

(5) Includes 324 stores acquired as a result of our acquisition of Video Update.

(6) Calculated as total revenue divided by the weighted average number of stores open in each fiscal year. Results for fiscal 2001 include approximately $9,000 per store related to the extra week.

(7) Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, non-cash compensation and nonrecurring items (extraordinary loss and cumulative effect of accounting change in fiscal 1999; extraordinary loss and charge to amend our supply agreement with Rentrak Corporation in fiscal 2001), less purchases of rental inventory exclusive of rental inventory purchases specifically for new store openings. Adjusted EBITDA is presented not as an alternative measure of operating results or cash flow from operations (as determined in accordance with accounting principles generally accepted in the United States), but because it is a widely accepted financial indicator, in the home video specialty retail industry, of a company's ability to incur and service debt. Our calculation of Adjusted EBITDA is not necessarily comparable to reported EBITDA and/or Adjusted EBITDA of other companies due to lack of uniform definitions of EBITDA and Adjusted EBITDA.

     Our calculation of Adjusted EBITDA for the periods indicated is set forth below:

                                                            FISCAL YEAR ENDED(1)
                                      ----------------------------------------------------------------
                                      JANUARY 4,   JANUARY 3,   JANUARY 2,   DECEMBER 31,   JANUARY 6,
                                         1998         1999         2000          2000          2002
                                      ----------   ----------   ----------   ------------   ----------
                                                               (IN THOUSANDS)
Operating income (loss).............   $  8,229     $(30,840)    $ 14,362      $19,690       $ 27,170
Add back depreciation and
  amortization(a)...................     88,140      126,257       72,205       76,787         85,970
                                       --------     --------     --------      -------       --------
                                         96,369       95,417       86,567       96,477        113,140
Add back non-cash and nonrecurring
  items(b)..........................         --           --           --           --          9,761
Subtract existing store new release
  replenishment(c)..................    (69,471)     (58,039)     (51,073)     (56,733)       (61,320)
                                       --------     --------     --------      -------       --------
Adjusted EBITDA.....................   $ 26,898     $ 37,378     $ 35,494      $39,744       $ 61,581
                                       ========     ========     ========      =======       ========

---------------

    (a) For fiscal 1998, includes a $43.6 million charge resulting from a change in our method of amortizing rental inventory.

    (b) Reflects (i) the non-cash compensation expense associated with stock options that were repriced in March 2001 and are subsequently required to be accounted for as variable stock options and (ii) a $1.6 million charge for the amendment of a supply contract with Rentrak Corporation.

    (c) Represents the cost of replenishing new release rental videocassettes, DVDs and video games for existing stores, net of the write-off of the net book value of previously viewed rental inventory sold, that are included in investing activities on our statements of cash flows. This cost is in addition to the cost of rental inventory represented by revenue sharing expense included in our statements of income.

(8) Same store revenues are calculated based on the aggregate revenues from stores we have operated for at least 13 months.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, statements of income data and Adjusted EBITDA expressed as a percentage of total revenue. Results for the fiscal year ended January 6, 2002 reflect a 53-week year.

                                                                        FISCAL YEAR ENDED
                                                              --------------------------------------
                                                              JANUARY 2,   DECEMBER 31,   JANUARY 6,
                                                                 2000          2000          2002
                                                              ----------   ------------   ----------
STATEMENTS OF INCOME DATA:
Revenues:
  Rentals...................................................      85.0%         85.1%         85.0%
  Product sales.............................................      15.0          14.9          15.0
                                                               -------       -------       -------
          Total revenues....................................     100.0         100.0         100.0
Cost of sales:
  Cost of rental revenues...................................      25.2          25.7          24.8
  Cost of product sales.....................................       9.3           9.8           9.5
                                                               -------       -------       -------
Gross margin................................................      65.5          64.5          65.7
Operating costs and expenses:
  Store operating expenses..................................      49.5          48.2          46.4
  General and administrative................................       7.7           7.8           7.9
  Amortization of intangibles...............................       3.1           2.3           1.8
  Stock option compensation.................................        --            --           2.2
                                                               -------       -------       -------
Operating income............................................       5.2           6.2           7.4
Interest expense, net.......................................      (1.2)         (1.2)         (0.8)
                                                               -------       -------       -------
Income before income taxes, extraordinary item and
  cumulative effect of accounting change....................       4.0           5.0           6.6
Income taxes................................................       1.7           2.0           2.7
                                                               -------       -------       -------
Income before extraordinary item and cumulative effect of
  accounting change.........................................       2.3           3.0           3.9
Extraordinary loss on early extinguishment of debt..........      (0.2)           --            --
Cumulative effect of accounting change......................      (0.3)           --            --
                                                               -------       -------       -------
Net income..................................................       1.8%          3.0%          3.9%
                                                               =======       =======       =======
Adjusted EBITDA.............................................      12.8%         12.5%         16.7%

  FISCAL YEAR ENDED JANUARY 6, 2002 (A 53-WEEK YEAR) COMPARED TO THE FISCAL YEAR ENDED DECEMBER 31, 2000 (A 52-WEEK YEAR)

     Revenue. For fiscal 2001, total revenues increased 15.7% to $369.1 million from $318.9 million in fiscal 2000. The increase for the year was due primarily to a 2.7% increase in same store revenues and an 11.5% increase in the average number of stores open during fiscal 2001 versus fiscal 2000. The increase in same store revenues was the result of: (i) significant increases in DVD rental revenue; (ii) an increase in the sales of previously viewed movies and previously played games; (iii) successful, chain-wide internal marketing programs designed to generate more consumer excitement and traffic in our base of stores; (iv) a favorable new release schedule in the last half of fiscal 2001; (v) an extra week of revenues (totaling approximately $10.0 million) in fiscal 2001; and (vi) additional revenues from the Video Update acquisition (totaling approximately $4.9 million) in fiscal 2001. The revenue increase was partially offset by (i) soft game rentals through the third quarter of fiscal 2001 due to consumer anticipation of new game platforms being introduced late in the fourth quarter of fiscal 2001; and (ii) a decline in new movie sales as a result of the liquidation of older sell-through titles in certain stores during fiscal 2000 and into the first quarter of fiscal 2001.

     Cost of Sales. The gross margin on rental revenue for fiscal 2001 was 70.9%, versus 69.8% in fiscal 2000. The cost of rental revenues includes both the amortization of rental inventory and revenue sharing expenses incurred. The improvement in the gross margin on rental revenue was a result of the 2.7% increase in same store revenues and the benefit of stronger margins on DVD rentals versus videocassette rentals due to the difference in purchasing models for these two formats. The increase was achieved inclusive of a $2.1 million reserve against previously viewed videocassette inventory in the fourth quarter of fiscal 2001 (see note 1 to our consolidated financial statements).

     Cost of product sales includes the unamortized value of previously viewed rental inventory sold during the period, as well as the costs of new videocassettes and DVDs, confectionery items and other goods. The gross margin on product sales increased to 36.7% in fiscal 2001 from 34.3% in fiscal 2000. The increase in profitability of product sales reflects the impact of the continuing promotion and availability of previously viewed movies with only limited levels of new sell-through titles in inventory. The increase was offset partially by significant discounting associated with the continued liquidation of older sell-through titles and other slow moving inventory in certain stores early in the year.

     Operating Costs and Expenses. Store operating expenses, which include store-level expenses such as lease payments and in-store payroll, decreased to 46.4% of total revenue for fiscal 2001 from 48.2% in fiscal 2000. The decrease in store operating expenses as a percentage of total revenue was primarily due to: (i) the same store revenues increase of 2.7% in fiscal 2001; (ii) continued initiatives to reduce operating costs; (iii) strong performance of new stores;
(iv) continued closure of under-performing units; and (v) the benefits of an extra week of revenues in fiscal 2001.

     General and administrative expenses, which included a nonrecurring charge of $1.6 million related to an amendment of our supply agreement with Rentrak Corporation in fiscal 2001 (see note 7 to our consolidated financial statements), represented 7.9% of total revenue in fiscal 2001. Excluding this nonrecurring charge, general and administrative expenses as a percentage of revenue decreased to 7.5% for fiscal 2001 from 7.8% in fiscal 2000. The decrease was primarily due to increased revenue levels, benefiting from an extra week of revenues in fiscal 2001, with only minimal increases to administrative staffing levels.

     Amortization of intangibles as a percentage of total revenue for fiscal 2001 was 1.8%, a decrease from 2.3% in fiscal 2000. This decrease was primarily due to the increase in revenue and the expiration of significant levels of five-year non-compete agreements throughout fiscal 2000 as well as lower impairment charges in fiscal 2001 versus fiscal 2000. Effective in fiscal 2002, amortization of intangibles will be significantly reduced due to the adoption of Financial Accounting Standards Board Statement No. 142. See the discussion under "Recently Issued Accounting Pronouncements."

     Stock option compensation expense represents the non-cash charge associated with stock options that were repriced during the first quarter of fiscal 2001 and are subsequently accounted for as variable stock options under FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25 (see note 6 to our consolidated financial statements). We expect to record adjustments to income from stock option compensation in future periods.

     As a result of the impact of the above factors on revenues and expenses, operating income increased by 38.0% in fiscal 2001 to $27.1 million. Excluding the nonrecurring charge to amend a supply contract and non-cash stock compensation expense, operating income increased by 87.6% in fiscal 2001 to $36.9 million.

     Pending the completion of final closing tax returns for Video Update, we had net operating loss carryforwards at January 6, 2002 resulting from the Video Update acquisition (see note 2 to our consolidated financial statements) of approximately $67.0 million for income taxes that expire in years

2007 through 2021. We have recorded a valuation allowance of $18.4 million related to our net deferred tax assets as we are uncertain as to whether sufficient taxable income will be generated to allow the net deferred tax assets to be realized.

     Extraordinary Loss. During the second quarter of fiscal 2001, we incurred an extraordinary loss on the early extinguishment of debt of $177,000 (net of taxes of $113,000), or less than $0.01 per diluted share. The extraordinary loss consisted of unamortized debt issue costs associated with our previous credit facility and unamortized amounts associated with the termination of an interest rate swap agreement (see note 4 to our consolidated financial statements).

  FISCAL YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE FISCAL YEAR ENDED JANUARY 2, 2000

     Revenue. Total revenue increased 15.2% to $318.9 million for fiscal 2000 from $276.9 million for fiscal 1999. The increase was due primarily to an increase in same store revenues of 3.8%, as well as a 9.7% increase in the average number of stores open during fiscal 2000 versus fiscal 1999. The increase in same store revenues was primarily the result of: (i) increased product availability for the customer; (ii) a strong slate of new title releases versus the prior year, especially in the fourth quarter where box office revenues on the titles released were approximately 40% higher than the fourth quarter of 1999; (iii) successful, chain-wide internal marketing programs designed to generate more consumer excitement and traffic in our base of stores;
(iv) an increase in the sale of previously viewed movies and previously played games; (v) the return of the Christmas and New Year's holidays to a weekday instead of a weekend day, as well as the absence of the "millennium effect" experienced in 1999; and (vi) increases in other ancillary sales. The revenue increase was partially offset by a decline in new movie sales as a result of fewer titles being released at sell-through price points and a de-emphasis on the sale of older sell-through titles in certain stores.

     Cost of Sales. The gross margin on rental revenue for fiscal 2000 was 69.8%, a slight decrease from 70.4% in fiscal 1999, primarily due to the significant concentration of product purchases in the fourth quarter of fiscal 2000.

     The gross margin on product sales decreased to 34.3% in fiscal 2000 from 37.6% in fiscal 1999. The decrease in profitability of product sales was primarily the result of significant discounting in the fourth quarter of fiscal 2000 for the holiday season and continued liquidation of older sell-through titles in certain stores.

     Gross Margins. As a result of slightly lower margins on both rental revenues and product sales, total gross margins declined from 65.5% in fiscal 1999 to 64.5% in fiscal 2000.

     Operating Costs and Expenses. Store operating expenses decreased to 48.2% of total revenue for fiscal 2000 from 49.5% for fiscal 1999. The decrease in store operating expenses as a percentage of revenue was primarily due to the same store revenues increase in fiscal 2000, as well as the centralization of certain functions at the general and administrative level, which have resulted in store level expense savings, and the continued focus on closure of underperforming stores.

     Amortization of intangibles decreased as a percentage of revenues to 2.3% in fiscal 2000 versus 3.1% in fiscal 1999. This decrease was primarily due to the increase in same store revenues in fiscal 2000 and a reduction in goodwill impairment write-offs during fiscal 2000 required by FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

     General and administrative expenses as a percentage of revenues was 7.8% for fiscal 2000 compared to 7.7% for fiscal 1999. Increases in general and administrative expenses due to increased staffing and travel costs associated with our new store development which began to intensify in the latter half of 1999, as well as incremental expenses from the operation of our e-commerce effort which was launched in September 1999, were offset by revenue increases in fiscal 2000.

     As a result of the impact of the above factors on revenues and expenses, operating income increased by 37.1% to $19.7 million in fiscal 2000 from $14.4 million in fiscal 1999.

     For fiscal 2000 our effective income tax rate was 40.4%, as compared to a 41.9% effective rate for fiscal 1999. The decrease in the income tax rate in fiscal 2000 was primarily due to higher pre-tax income which leverages certain permanently non-deductible items, therefore reducing the effective tax rate.

GENERAL ECONOMIC TRENDS, QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY

     Our business is subject to fluctuations in operating results due to a number of factors, many of which are outside of our control. These fluctuations may be caused by, among other things:

     - the number, timing and performance of new or acquired stores;

     - public acceptance of, interest in, and availability of, newly released movies;

     - our mix of products rented and sold;

     - marketing programs and new release acquisition costs;

     - seasonality-compared to other months during the year, we experience peak revenues during the months of November, December and January due to the holidays in these months as well as inclement weather conditions. Additionally, revenues generally rise in the months of June, July and August when most schools are out of session, providing people with additional discretionary time to spend on entertainment; and

     - special events, such as the Olympics or ongoing major news events of significant public interest.

LIQUIDITY AND CAPITAL RESOURCES

     Our primary capital needs are for opening and acquiring new stores and for purchasing inventory. Other capital needs include refurbishing, remodeling and relocating existing stores. We fund inventory purchases, remodeling and relocation programs, new store opening costs and acquisitions primarily from cash flow from operations and loans under revolving credit facilities.

     During fiscal 2001 we generated approximately $61.6 million in Adjusted EBITDA, a 54.9% increase over the prior year. For fiscal 2000, our Adjusted EBITDA increased to $39.7 million, a 12.0% increase over $35.5 million in fiscal 1999. These increases were primarily driven by the revenue increases during those periods while achieving economies of scale within our expense structure. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, non-cash compensation and nonrecurring items, less our purchases of rental inventory which excludes rental inventory purchases specifically for new store openings. Adjusted EBITDA is presented not as an alternative measure of operating results or cash flow from operations (as determined in accordance with accounting principles generally accepted in the United States), but because, in the home video specialty retail industry, it is a widely accepted financial indicator of a company's ability to incur and service debt. Our calculation of Adjusted EBITDA is not necessarily comparable to reported EBITDA and/or Adjusted EBITDA of other companies due to the lack of uniform definitions of EBITDA and Adjusted EBITDA.

     We fund short-term working capital needs, including the purchase of rental inventory, primarily through cash flow from operations. Net cash provided by operating activities was $126.9 million, $99.2 million and $84.4 million for fiscal 2001, fiscal 2000 and fiscal 1999, respectively. Net cash provided by operating activities continues to be sufficient to cover our rental inventory replenishment, capital resource and debt service needs.

     On June 27, 2001, we entered into a credit agreement with a syndicate of banks, led by SouthTrust Bank, with respect to a new revolving credit facility. This credit facility replaced a similar revolving credit facility with First Union National Bank of North Carolina, which was due to expire on January 7, 2002. Our new credit facility is unsecured and provides for borrowings of up to $65 million through July 6, 2002, $55 million through July 5, 2003 and $45 million until final maturity on July 4, 2004. The interest rate on our new credit facility is based on LIBOR plus an applicable margin percentage, which depends on cash flow generation and borrowings outstanding. In December 2001, as required by our new credit facility, we entered into a new interest rate swap agreement with SouthTrust Bank in order to hedge exposure to interest rate fluctuations on $10 million of outstanding debt at a fixed rate of 3.5% plus an applicable margin percentage. We will use the proceeds of this offering to repay all outstanding borrowings under our credit facility. The amount available to us under our credit facility will be reduced by 25% of the net proceeds we receive from this offering.

     We grow our store base through internally developed and acquired stores. We opened 77 internally developed stores during fiscal 2001 and remain on target to open approximately 125 new stores in 2002. This follows a record of 110 internally developed stores during fiscal 2000. In addition to new store development, we acquired 355 stores during fiscal 2001, including 324 stores acquired in our recent acquisition of Video Update. To the extent available, new stores and future acquisitions may be completed using funds available under our new credit facility, financing provided by sellers, alternative financing arrangements such as funds raised in public or private debt or equity offerings or shares of our stock issued to sellers. However, we cannot assure you that financing will be available to us on terms which will be acceptable, if at all.

     Effective December 21, 2001, we acquired 100% of the newly issued common stock of the reorganized Video Update under its plan of reorganization which was confirmed by the Bankruptcy Court on December 20, 2001. Video Update had been operating under Chapter 11 of the Bankruptcy Code since its voluntary bankruptcy filing on September 18, 2000. The acquisition of the newly issued common stock of Video Update was in satisfaction of all amounts owed by Video Update under a $6.5 million debtor-in-possession financing agreement between Video Update and us. In addition, we purchased senior secured debt of Video Update in May 2001 for $8.5 million, funded amounts due to secured and unsecured creditors in accordance with confirmation of the plan of reorganization totaling approximately $6.3 million, and assumed other post-bankruptcy filing liabilities of Video Update totaling approximately $24.7 million. Video Update operates 324 video specialty stores in the United States and Canada, bringing our consolidated store count to over 1,460 stores in 41 states and five Canadian provinces (see note 2 to our consolidated financial statements).

     During the first quarter of fiscal 2000, we completed the $5 million stock repurchase plan announced and begun in fiscal 1998, and announced a second $5 million stock repurchase plan which was completed in May 2000. During fiscal 1999 and fiscal 2000, we repurchased and retired a total of 4.9 million shares for approximately $9.5 million, funded primarily through cash flow from operations.

     At January 6, 2002, we had a working capital deficit of $48.8 million, due to the accounting treatment of rental inventory. Rental inventory is treated as a noncurrent asset under accounting principles generally accepted in the United States because it is a depreciable asset and a portion of this asset is not reasonably expected to be completely realized in cash or sold in the normal business cycle. Although the rental of this inventory generates the major portion of our revenue, the classification of this asset as noncurrent results in its exclusion from working capital. The aggregate amount payable for this inventory, however, is reported as a current liability until paid and, accordingly, is included in working capital. Consequently, we believe that working capital is not an appropriate measure of our liquidity and we anticipate that we will continue to operate with a working capital deficit.

     The following table discloses our contractual obligations and commercial commitments as of January 6, 2002 (see notes 4 and 7 to our consolidated financial statements):

                                                     PAYMENTS DUE BY PERIOD
                                  ------------------------------------------------------------
                                             LESS THAN
CONTRACTUAL OBLIGATIONS            TOTAL      1 YEAR     1-3 YEARS   4-5 YEARS   AFTER 5 YEARS
-----------------------           --------   ---------   ---------   ---------   -------------
                                                         (IN THOUSANDS)
Credit
  facility -- outstanding(1)....  $ 26,000    $    --    $ 26,000     $    --       $    --
Operating leases................   177,143      6,839     122,625      30,240        17,439
Unconditional purchase
  obligations...................    18,838      4,000      12,000       2,838            --
                                  --------    -------    --------     -------       -------
Total contractual cash
  obligations...................  $221,981    $10,839    $160,625     $33,078       $17,439
                                  ========    =======    ========     =======       =======

---------------

(1) The total commercial commitment under our credit facility is $65 million, with expiration as follows: $10 million on July 6, 2002, $10 million on July 5, 2003 and $45 million on July 4, 2004. As of January 6, 2002, there were standby letters of credit outstanding under our credit facility of $537,000, of which $212,000 expires on June 27, 2002 and $325,000 expires on December 31, 2002.

     We believe our projected cash flow from operations, borrowing capacity under our credit facility, cash on hand and trade credit will provide the necessary capital to fund our current plan of operations, including our anticipated new store openings and acquisition program, through at least fiscal 2002. However, to fund a major acquisition, or to provide funds in the event that our need for funds is greater than expected, or if the financing sources identified above are not available to the extent anticipated or if we increase our growth plan, we may need to seek additional or alternative sources of financing. This financing may not be available on satisfactory terms. Failure to obtain financing to fund our expansion plans or for other purposes could have a material adverse effect on our operating results.

     Our ability to fund our current plan of operations, our growth plans and our debt service requirements will depend upon our future performance, which is subject to general economic, financial, competitive and other factors that are beyond our control. We cannot assure you that our business will continue to generate sufficient cash flow from operations in the future to service our debt, fund capital resource needs and cover the ongoing costs of operating our business. If we are unable to satisfy these requirements with cash flow from operations, we may be required to refinance all or a portion of our existing debt, to sell assets or to obtain additional financing. We cannot assure you that any such refinancing would be available or that any such sales of assets or additional financing could be obtained.

CRITICAL ACCOUNTING POLICIES

     Our significant accounting policies are described in note 1 to our consolidated financial statements. Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of the financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate the estimates that we have made. These estimates have been based upon historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different conditions or using different assumptions. We believe our most critical accounting policies include our policies with respect to rental inventory amortization, the recognition of extended viewing fee revenue, impairment of long-lived assets, purchase price allocation of acquired businesses and deferred income taxes.

     Rental inventory is amortized to an estimated salvage value over an estimated useful life of three years. Excess copies of rental inventory are sold as previously viewed product and the unamortized cost is charged to cost of sales. We amortize the cost of rental inventory using an accelerated method designed to approximate the rate of revenue recognition. In the fourth quarter of fiscal 2001, we established a reserve against rental inventory of $2.1 million to reduce the amortized cost of previously viewed videocassette inventory to the estimated net realizable value. We believe that our amortization rates, salvage values and useful lives are appropriate in our existing operating environment.

     The two largest chains in our industry tend to operate in more urban areas with higher levels of DVD penetration. As a result of the transition of consumer preferences from renting videocassettes to DVDs, these companies recently changed their estimates used to amortize rental inventory by reducing the residual values of the videocassette product and by accelerating the write-off period. We periodically evaluate the necessity of accelerating our amortization method based on consumer demand for our products and at some time in the future may make a change in our methods or estimates. Such a change could result in a significant one-time non-cash charge to our earnings, which could have a negative effect on our results of operations.

     We recognize revenue from extended viewing fees that we charge our customers for keeping our rental products beyond the initial rental period on a cash basis when the extended viewing fees are collected from the customer. If we recognized extended viewing fee revenue on an accrual basis, results of operations would reflect increased income for extended viewing fee revenue offset by an accrual to reserve for uncollectible accounts. Please see the discussion under the heading "Business -- Legal Proceedings."

     We assess the fair value and recoverability of our long-lived assets, including goodwill, whenever events and circumstances indicate the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. In doing so, we make assumptions and estimates regarding future cash flows and other factors to make our determination. The fair value of our long-lived assets and goodwill is dependent upon the forecasted performance of our business, changes in the video retail industry, the market valuation of our common stock and the overall economic environment. When we determine that the carrying value of our long-lived assets and goodwill may not be recoverable, we measure any impairment based upon the excess of the carrying value that exceeds the estimated fair value of the assets. As a result of this review, we recorded impairment losses of $1.0 million and $700,000 in fiscal 2000 and 2001, respectively. If we do not meet our operating forecasts or if the market value of our stock declines significantly, we may have to record additional impairment charges not previously recognized.

     We estimate the fair value of assets and liabilities of acquired businesses based on historical experience and available information at the acquisition date. We engage independent valuation specialists to assist when necessary. If information becomes available subsequent to the acquisition date that would materially impact the valuation of assets acquired or liabilities assumed in business combinations, we may be required to adjust the purchase price allocation.

     We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. As a result of this review and the related Video Update acquisition, we have established a valuation allowance against our deferred tax assets related to the estimated utilization of the net operating losses.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that all business combinations be accounted for by the purchase method, and all intangible assets acquired in a business combination to be recognized as assets apart from goodwill if they meet certain contractual-legal criterion or separability criterion. The provisions of Statement 141 apply to all business combinations with an acquisition date subsequent to June 30, 2001. Under Statement 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. Statement 142 is effective for us as of January 7, 2002. We do not expect the adoption of Statement 142 to have any material impact on the classification of intangible assets. Application of the nonamortization provisions of Statement 142 will result in an increase in net income of approximately $3.5 million per year. We do not anticipate completion of the transitional impairment tests to result in any impairment charge.

     In October 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes Statement 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for Disposal of a Segment of a Business. Statement 144 is effective for us beginning January 7, 2002. We do not expect the adoption of Statement 144 to have a material impact on our financial position or results of operations.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The market risk inherent in our financial instruments represents the increased interest costs arising from adverse changes in interest rates, primarily LIBOR and prime bank rates. In order to manage this risk, we entered into an interest rate swap agreement that effectively fixes our interest rate exposure on $10 million of the amount outstanding under our credit facility at 3.5% plus an applicable margin percentage. Assuming a hypothetical 10% adverse change in the LIBOR interest rate and assuming debt levels outstanding as of January 6, 2002, we would incur an immaterial amount of additional annual interest expense on unhedged variable rate borrowings. These amounts are determined by considering the impact of the hypothetical change in interest rates on our cost of borrowing. The analysis does not consider the potential negative impact on overall economic activity that could exist in such an environment. We believe that our exposure to adverse interest rate changes and the impact on our total cost of borrowing capital has been largely mitigated by the interest rate swap agreement that is in place.

     We are exposed to foreign exchange risks associated with our Canadian operations acquired in fiscal 2001. Historically, the Canadian exchange rates have been stable and we believe the impact of fluctuations in the currency exchange rates will be immaterial to our financial position and results of operations.

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

                                    BUSINESS

OUR COMPANY

     We are the leading home video specialty retailer primarily focused on rural and secondary markets. We own and operate over 1,460 retail stores, located in 41 states and five Canadian provinces, that rent and sell videocassettes, DVDs and video games. Our target markets are small towns and suburban areas of cities with populations generally between 3,000 and 20,000 where our primary competitors are typically independently owned stores and small regional chains. Since our initial public offering in August 1994, we have grown from 97 stores to our present size through acquisitions and new store openings.

     We believe we are the lowest cost operator among the leading national home video specialty retail chains. We have developed and implemented a flexible and disciplined business strategy that centers on driving revenue growth, maximizing store level productivity and profitability and minimizing operating costs. By focusing primarily on rural and secondary markets, we are able to reduce our operating costs through lower rents, flexible leases, reduced labor costs and economies of scale while simultaneously offering an attractive product assortment. We compete directly with the two largest chains in our industry in approximately one-third of our store locations.

     As a result of our competitive strengths, our operating and growth strategies and our management team, we have achieved substantial growth over the past six fiscal years. From fiscal 1995, the first full year of operations following our initial public offering, to fiscal 2001, we have grown total revenues from $149.2 million to $369.1 million, a compound annual growth rate of 16.3%, and have grown Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, non-cash compensation and nonrecurring items, less purchases of rental inventory, exclusive of new store opening inventory) from $8.8 million to $61.6 million, a compound annual growth rate of 38.4%.

INDUSTRY OVERVIEW

  HOME VIDEO INDUSTRY

     Size and Growth. According to Adams Media Research, the domestic home video specialty retail industry grew from an estimated $15.3 billion in revenue in 1996 to $20.6 billion in 2001, representing a 6.1% compound annual growth rate, exceeding the 2.5% growth rate of the consumer price index during the same period. Adams Media expects this industry to reach $31.2 billion in revenue by 2010, fueled primarily by DVD penetration. Currently, 90% of all television households own a VCR and approximately 23% own a DVD player. According to Adams Media, the number of households owning DVD players is expected to increase from approximately 24.8 million at the end of 2001 to approximately 90.4 million by 2010. Based on our experience, we believe that for a period of time after a household purchases a DVD player, there is a direct increase in both rentals and purchases.

     Trends. The home video specialty retail industry is highly fragmented and continues to experience consolidation, particularly in the rural and secondary markets in which we operate. According to the Video Software Dealers Association, there are over 27,000 domestic stores in our industry. Further, the three largest video store chains account for approximately 8,600 stores, or 32% of total domestic stores, with an estimated 49% of the total rental market share. The remaining 68% of total stores are comprised of independent operators, small chains and other rental outlets. We believe that the home video specialty retail industry will continue to consolidate into regional and national chains. Over the past several years, the combination of increased product offerings, economies of scale, access to capital and improved marketing efforts have solidified the positions of the largest retail chains versus independent operators and undercapitalized second-tier regional chains.

     Interdependence of Movie Studios and Home Video Specialty
Retailers. Historically, new technologies, including the development of the VCR and, more recently, DVD, have led to the creation of additional distribution channels for movie studios beyond the traditional movie theater arena. Movie studios seek to maximize their revenue from distribution channels by releasing movies in sequential release

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

date "windows" to the various movie distribution channels. The order of distribution of movies is currently: (1) movie theaters; (2) hotels and airlines; (3) home video retailers; (4) pay-per-view; and (5) all other sources, including cable and syndicated television. Most movie studios release hit movie titles to the home video market from 30 days to 60 days prior to the pay-per-view release date. We believe that this window of release from the movie studios is indicative of the importance of the home video retail channel to the overall profitability of movie studios and other independent movie suppliers. We also believe that because the sequential release method has allowed movie studios to increase their overall revenues, movie studios will continue the practice of sequential release even as near-video-on-demand and, eventually, video-on-demand become more readily available to consumers. We expect that video-on-demand will most likely be released in the traditional pay-per-view window.

     According to Adams Media, home video is currently the largest single source of domestic revenue for the movie studios, accounting for approximately 56% of the $19.7 billion of studio revenue in 2001. Only a small percentage of the movies produced are profitable from the studios' portion of theatrical box office receipts. As a result, the movie studios depend on the revenues earned from the home video industry to produce substantial revenues from not only the hit movies, but the lower grossing non-hit and made-for-video movies.

     Product Pricing. The home video retail channel is comprised of both rentals and sales of videocassettes and DVDs. Movie studios attempt to maximize revenues primarily through three standard pricing strategies designed to influence the relative levels of movie rentals versus sales:

     - Rental Priced Movies. Under this pricing strategy, movie studios sell videocassettes to video specialty stores at relatively high prices, typically between $35 and $75 per copy. In certain circumstances, these prices can be reduced through volume discounts offered by the movie studios. These movies are promoted primarily as rental titles. DVDs are not generally sold under this pricing strategy.

     - Sell-Through Movies. Under this pricing strategy, movie studios sell videocassettes at relatively low prices, typically between $5 and $25 per copy. These movies are generally promoted both for rental and sale. DVDs are generally sold under sell-through pricing.

     - Revenue Sharing. Revenue sharing between retailers and movie studios was embraced by the industry in 1998. Under revenue sharing, retailers and movie studios share the risks associated with the rental performance of individual titles. The movie studios receive a fee, based on a predetermined percentage, typically not more than 50%, of the revenue generated from the rental of these titles. After a specified period of time, generally six months to a year, these titles are no longer subject to revenue sharing and are either purchased by the retailer from the movie studio for a nominal amount, returned to the studio or destroyed. Studios are using a revenue sharing structure with DVDs on a limited basis.

     We believe that revenue sharing agreements provide significant advantages to retailers, including:

     - substantial increases in both quantity and selection of newly-released video titles;

     - potential increases in revenues as a result of higher transaction volume; and

     - further interdependence of movie studios and video retailers.

  VIDEO GAME INDUSTRY

     According to industry reports, domestic sales of video game software approached $4.6 billion in 2001, an increase from approximately $4.1 billion in 2000. Domestic sales of video game hardware was estimated at $3.7 billion in 2001, versus $1.6 billion in 2000. These increases were primarily attributable to sales of Sony PlayStation 2 hardware and software, which was released in the fourth quarter of 2000. Increases in sales were also driven by the introduction of two new video game platforms in the fourth quarter of 2001: Microsoft's Xbox and Nintendo's GameCube.

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

     Growth in this industry is driven by increases in the installed base of video game hardware systems, the introduction of new hardware platforms and continued improvement in systems technology leading to the development of new game titles. At the end of 2001, the installed base of video game hardware systems in the United States has been estimated at approximately 29.5 million Sony PlayStation units, 16.5 million Nintendo 64 units, 8.2 million Sony PlayStation 2 units, 1.4 million Microsoft Xbox units and 1.2 million Nintendo GameCube units. We expect the video game industry to continue to grow as a result of significant technological advancements made in the last few years. These advancements allow for more flexibility and creativity in software development, as well as the introduction of hardware with the potential to offer capabilities beyond gaming, such as DVD and compact disc play and backward compatibility of game software.

COMPETITIVE STRENGTHS

     Primary Focus on Rural and Secondary Markets. We aim to locate newly built stores in small towns or suburban areas of cities with populations typically between 3,000 and 20,000, where we can be the market leader. We believe our focus on smaller markets allows us to achieve a higher return on invested capital than we would obtain in larger urban markets because of the reduced level of competition, lower operating costs and our expertise in operating in rural and secondary markets. We target markets within states that are either contiguous to states in which we already operate stores or states that have not yet reached full market penetration. We believe our rural and secondary market focus reduces competition from larger chains. Our principal competitors are single store and small chain operators with smaller advertising budgets than ours, limited inventory breadth and depth and less access to capital than we have. As a result, we believe we are the leader in the majority of our markets.

     We believe our market focus also delays competition arising from new technologies such as video-on-demand. We expect that the rural and secondary markets in which we operate are likely to be among the last markets to build the infrastructure necessary to support video-on-demand. The typical plant upgrades required to deliver video-on-demand are costly, and as a result, cable and digital subscriber line operators have pursued development in higher density areas where they can achieve better returns on invested capital.

     Low Cost Operator. We believe that we are a low cost operator in each of our markets. In 2001, our average initial investment to build new stores was approximately $136,000 per store. This investment included leasehold improvements, fixtures, signage and inventory (net of payables). We have developed a strategy to minimize operating expenses that includes:

     - negotiating favorable lease terms;

     - centralized purchasing;

     - reduced labor costs;

     - stringent expense controls; and

     - sophisticated information systems.

     Additionally, by concentrating our new store development in and around existing markets, we are able to achieve operating efficiencies, primarily consisting of cost savings relating to advertising, training and store supervision.

     Flexible and Disciplined Business Model. We have a flexible and disciplined business model designed to maximize our revenues and reduce our costs. The components of our business model include:

     - flexible store formats, which allow us to tailor the size, inventory and look of each store to fit its locale; our stores range in size from approximately 2,000 to 9,000 square feet, average approximately 4,600 square feet, and have inventories ranging from approximately 4,000 to 15,000 movies and 200 to 1,000 video games for rental;

     - short lease terms that allow us to respond quickly to changing demographics, competition and other market conditions and to close "non-performing" stores promptly; our remaining lease terms currently average three years with approximately 300 leases considered for renewal each year;

     - inventory management; and

     - pricing management, including store specific pricing of promotional programs that are managed and modified based upon competitive factors, demographic issues and various operating considerations.

     Proven Acquisition Strategy. From 1994 to 1996, we grew from 97 stores to over 860 stores, primarily as a result of an aggressive acquisition strategy. Beginning in 1999, we reinitiated our disciplined and opportunistic acquisition strategy. From the beginning of fiscal 1999 through April 5, 2002, we acquired 543 stores in 29 separate transactions (including 324 stores acquired in our recent acquisition of Video Update). Acquired stores are rapidly integrated into our operations with minimal disruption. Typically, we are able to increase revenue and cash flow in our acquired stores due to our product purchasing practices and economies of scale. The average cost of converting an acquired store to the Movie Gallery format is minimal and consists primarily of expenditures related to new signage, implementing our point of sale system and minor remodeling. We believe there are opportunities to continue to improve results in some of our recently acquired locations.

     Proprietary Information Systems to Drive Revenue and Enhance
Profitability. We compete with other home video specialty retailers to provide our customers with a broad selection of movies and video games for rental at the lowest price. To help us manage our inventory in the most profitable manner, we have developed proprietary management information systems and a point of sale system for our stores designed to enable us to optimize inventory levels, monitor customer purchase patterns and selection preferences, as well as provide comparative revenue and profitability data on a daily basis. We believe these capabilities enable us to efficiently aggregate and manage our existing and new rental inventory as well as reallocate rental inventory and adjust our merchandising selection to meet the specific product selection requirements of individual stores or markets.

     Focus on Customer Service. We view the personal interaction of our employees with our customers as an integral part of our organizational culture and point of differentiation from our competitors. We believe that our culture, together with our established training programs for our hourly employees, store managers and field management, results in a superior customer experience and higher visit frequency. As part of our customer service initiatives, we maintain a database of approximately 4.0 million customers that captures pertinent customer preferences and purchase history, and enables our store associates to provide our customers with useful product rental guidance and offer suggestive selling reminders. We believe providing prompt, friendly and knowledgeable service helps us ensure higher levels of customer satisfaction and customer loyalty.

     Experienced Management Team. Our executive management team has demonstrated an ability to grow our business profitably through both new store openings and acquisitions. We have a highly experienced executive management team with an average of 12 years in home video specialty retailing and an average of nine years with us in an industry that is only approximately 20 years old. We believe this continuity has allowed us to deliver a consistent offering for our customers and in turn generate high levels of customer loyalty.

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

GROWTH STRATEGY

     The key objective of our growth strategy is to increase market share in our existing and new markets. The key elements of our growth strategy are:

     Driving Same Store Revenues and Enhancing Operating Margins. We focus on continuous improvement of same store revenues and profit growth through:

     - capitalizing on the continued strong industry growth, driven by strong DVD and video game trends;

     - adopting merchandising and pricing initiatives; and

     - achieving targeted cost savings.

     Developing New Stores in Attractive Markets. We believe that the transferability of our standardized retailing format, which can be adapted easily for a variety of locations, and our record of successfully opening stores provide us with a strong foundation for rapid expansion through new store development. Although developed stores generally require approximately one year for revenues to reach the level of mature stores, they typically become profitable within the first six months of operations and produce positive returns on investment within 24 to 30 months. We believe there are more than 4,000 markets available for further potential development that fit our typical market profile. We currently expect to open at least 125 new stores in 2002 and, subject to market and industry conditions, to continue to open new stores on a similar pace over the next several years.

     Pursuing Opportunistic Acquisitions. We believe that growth through acquisitions is attractive because:

     - acquired stores provide an installed base of revenue and cash flow;

     - we are able to grow more rapidly thus providing increased benefits of scale;

     - conversion to our formats and systems provides us with operating efficiencies; and

     - entry into new markets is facilitated.

     In evaluating potential acquisition candidates, we consider a number of factors, including:

     - strategic fit and desirability of location;

     - price;

     - ability to improve productivity and profitability; and

     - assurances that the anticipated returns on investment approximate those generated by newly developed stores.

     We believe that there is significant opportunity for growth through acquisitions given the high degree of industry fragmentation and because we believe that we are currently the only active acquirer in a majority of our target markets.

     The following table is a historical summary showing store openings, acquisitions and store closings since January 1, 1996:

                                                            FISCAL YEAR ENDED
                              -----------------------------------------------------------------------------   JANUARY 7 TO
                              JANUARY 5,   JANUARY 4,   JANUARY 3,   JANUARY 2,   DECEMBER 31,   JANUARY 6,     APRIL 5,
                                 1997         1998         1999         2000          2000          2002          2002
                              ----------   ----------   ----------   ----------   ------------   ----------   ------------
New store openings..........      75           50           18           53            110            77            17
Stores acquired.............     174            2            4          131             16           355(1)         39
Stores closed...............      48           59           41           58             69            37             9
                                 ---          ---          ---          ---          -----         -----         -----
Total stores at end of
  period....................     863          856          837          963          1,020         1,415         1,462
                                 ===          ===          ===          ===          =====         =====         =====

---------------------

(1) Includes 324 stores acquired in our recent acquisition of Video Update described below.

     Recent Acquisition of Video Update. Effective December 21, 2001, we acquired 100% of the newly issued common stock of the reorganized Video Update under its plan of reorganization which was confirmed by the Bankruptcy Court on December 20, 2001. Video Update had been operating under

Chapter 11 of the Bankruptcy Code since its voluntary bankruptcy filing on September 18, 2000. The acquisition of the newly issued common stock of Video Update was in satisfaction of all amounts owed by Video Update under a $6.5 million debtor-in-possession financing agreement between Video Update and us. In addition, we purchased senior secured debt of Video Update in May 2001 for $8.5 million, funded amounts due to secured and unsecured creditors in accordance with confirmation of the plan of reorganization totaling approximately $6.3 million, and assumed other post-bankruptcy filing liabilities of Video Update totaling approximately $24.7 million. Video Update operates 324 video specialty stores, of which 224 are in the United States and 100 are in Canada.

PRODUCTS

     We offer a wide selection of movies and video games for rent and sale. Our goal is to stock each store with a product assortment tailored to that store. In fiscal 2001, our revenues by product category were as follows:

     - Movie rentals: 75% (videocassettes 65%; DVDs 10%);

     - Video game rentals: 9%;

     - Previously viewed product sales (videocassettes, DVDs and video games):
       9%;

     - Concessions, accessories and other: 5%; and

     - New movie sales (videocassettes and DVDs): 2%.

     In each of fiscal 1999 and fiscal 2000, revenues from movie rentals represented 75% of our total revenue.

     Depending upon location, our stores offer from 4,000 to 15,000 movies and from 200 to 1,000 video games for use with most video game platforms. New release movies are displayed alphabetically and older titles are displayed alphabetically by category, such as "Action," "Comedy," "Drama" and "Children."

     In 2000 and 2001, we significantly increased our DVD inventory of both new and older releases. Because of the ease of use and durability of DVDs, it is anticipated that eventually DVDs will replace videocassettes. The acquisition costs of DVD hardware have reached levels competitive with the VCR and it is estimated that as of the end of 2001, 23% of domestic television households had DVD hardware. In the near term, we believe we will be able to continue to expand our DVD offerings at attractive pricing levels comparable to sell-through movies. For the fourth quarter of 2001, DVD rental revenue represented approximately 18% of our total movie rental revenue.

     In 2001, we significantly increased our video game inventory by expanding our selection of available titles for the 32-bit and 64-bit platforms. We also began purchasing video game inventory for the newly introduced 128-bit platforms, Sony's PlayStation 2, Microsoft's XBox and Nintendo's Game Cube. We are monitoring the acceptance and performance of 128-bit platforms and intend to make future inventory investments accordingly. During 2001 we also increased our inventory of previously played video games for sale. In addition to video games, we offer basic video game hardware accessories in all our stores and we rent and sell video game hardware in a select base of stores.

     We review our store inventory on an ongoing basis for movies and games that have not rented for a period of time and offer these previously viewed products for sale.

STORE OPERATIONS

     As of April 5, 2002, we operated a total of 1,462 retail stores located in 41 states and five Canadian provinces.

     We maintain a flexible store format, tailoring the size, inventory and look of each of our stores to local demographics. Our stores range from approximately 2,000 to 9,000 square feet, averaging approximately 4,600 square feet, with inventories ranging from approximately 4,000 to 15,000 movies and 200 to 1,000 video games.

     Store interiors are designed to create a visually appealing, up-beat ambiance using bright lighting, vibrant graphics and carpet and coordinating signage. The inviting atmosphere is augmented by a background of television monitors displaying MGTV, a customized video program which plays movie previews and promotions of coming attractions, and by posters and stand-up displays promoting specific movie titles. Movies are arranged in attractive display boxes organized into categories by topic, except for new releases, which are assembled alphabetically in their own section for ease of selection by customers. Our stores are generally open seven days a week, from 10:00 a.m. to 11:00 p.m. on weekends and from 10:00 a.m. to 10:00 p.m. on weekdays.

     Each of our stores typically employs five to 14 hourly, part-time associates and one full-time store manager. Store Managers report to District Managers, who supervise the operations of 10 to 15 stores. The District Managers report to one of 12 Regional Managers, who report directly to our Executive Vice President of Store Operations. We have increased the number of District Managers and Regional Managers over time as necessary to support our growth. The support center staff has regular meetings with the Regional Managers and District Managers to review operations. Compliance with our policies, procedures and regulations is monitored on a store-by-store basis through exception-based reporting systems and quarterly quality assurance audits performed by District Managers and members of our training department. The performance and accuracy of the quarterly District Manager audits is monitored by our quality assurance function.

SITE SELECTION

     We continuously search for appropriate markets in which to develop new stores. In selecting sites for new stores, we use an evaluation process designed to enhance our return on investment by focusing on lease terms, demographics, population density, traffic volume, store-front visibility and presence, ease of access and economic development in the market area. We also review the location of competitive stores and customer activity at those stores.

     We develop both freestanding stores and stores located in strip centers anchored by major grocery or discount drug store chains. Lease terms are a critical element in our site selection process. In negotiating lease agreements and lease renewals, we attempt to obtain short lease terms and favorable options to extend terms. As a result, we have the flexibility necessary to react to changing demographics, competition and other market conditions. To date, we have not experienced difficulty in obtaining favorable leases or renewals at market rates in suitable locations. The current average remaining life of our leases is approximately three years with approximately 300 leases considered for renewal each year.

     We actively pursue relocation opportunities to adapt to changes in customer shopping patterns and retail market shifts. We regularly review the profitability and prospects of each of our stores and evaluate whether any underperforming stores should be closed or relocated to more desirable locations. The cost of closing a unit is minimal and usable inventory, signage, fixtures and equipment is transferred to existing or new locations.

MARKETING AND ADVERTISING

     We use market development funds, cooperative allowances from our suppliers and movie studios, and internal funds to purchase radio, direct mail and newspaper advertising, in-store visual merchandising and in-store media. Through the use of market development funds, our trade name is promoted along with a video or game title. Creative copy is prepared by us in conjunction with the movie studios and is placed by our in-house media buyers in the appropriate medium. We also prepare a monthly consumer magazine, Video Buzz, and a customized video program, MGTV, both of which feature Movie Gallery programs, promotions and new releases. Along with these traditional forms of advertising, we have developed and implemented a customer loyalty program, Reel Players. The program is based on a point system that provides customers the opportunity to earn free rentals and other incentives.
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

     From time to time we conduct trivia games designed to drive customer visits and to increase awareness of our website. For example, we recently entered into a promotional partnership with The Coca-Cola Company(R), the National Association for Stock Car Auto Racing, Inc. (NASCAR(R)) and the Richard Petty Driving Experience(TM) relating to a scratch-and-win/collect-and-win movie trivia game.

     To date, our expenditures for advertising in excess of the allowances from our suppliers and movie studios have been minimal.

E-COMMERCE

     We have developed a consumer-oriented web site, www.moviegallery.com, that sells new and used movies and used video games. We have designed our web site to serve our customers and complement our store operations by providing movie news and reviews and information on upcoming new rental releases. Our e-commerce channel provides us with the opportunity to broaden our reach with minimal sales costs and to strengthen existing relationships with our customers. At the present time, we do not intend to invest significant capital in our e-commerce business. Our e-commerce business lost approximately $400,000 in fiscal 2001 and we anticipate that our e-commerce business will approach break even in fiscal 2002.

STUDIO AND DISTRIBUTION RELATIONSHIPS

     We negotiate the majority of our movie purchases directly with movie studios through revenue sharing and other direct purchase arrangements. The movies are delivered directly to our stores by third-party distributors. These distributors function largely as fulfillment agents. We pay distributors a flat fulfillment fee for packing and shipping product directly to our stores. Because of our direct relationships with the studios, we believe that if one of our distributors were unable or unwilling to satisfy their commitment to us, a viable alternative, such as self-distribution, could be implemented without materially adversely impacting our business.

     Several companies acquired by us prior to 1997 had pre-existing long-term contracts with Rentrak Corporation under which product would be provided under pay-per-transaction revenue sharing arrangements. During late 1996, we consolidated existing contracts with Rentrak into one national agreement. Under this agreement, which expires in September 2006, we have a minimum gross annual purchase commitment in revenue sharing, handling fees, sell-through fees and end-of-term buyouts equal to less than 5% of our annual product requirements. We utilize Rentrak on a selective title-by-title basis and have exceeded the minimum purchase requirements in each year since 1996.

     We currently source our video game inventory from third-party distributors.

INVENTORY MANAGEMENT AND DISTRIBUTION FACILITY

     Inventory Management. We are committed to offering as many copies and the widest variety of new releases as is necessary to be competitive within a market, while at the same time keeping our costs as low as possible. New videocassettes and DVDs offered for sale are primarily hit titles promoted by the studios for sell-through, as well as special interest and children's titles and seasonal titles related to particular holidays. Videocassettes, DVDs and video games utilized as initial inventory in our newly developed stores consist of excess copies of older titles and new release titles from existing stores, supplemented as necessary by purchases directly from suppliers.

     New release movie and game products are allocated to individual stores through a system that considers the revenue levels and customer demographic profiles of each store. Rental history on movie titles is captured for each store and used as a comparison point for future titles of a similar genre.

     Distribution Facility. Inventory for newly developed stores is assimilated at our processing and distribution facility located in Dothan, Alabama. Excess inventory in existing stores is gathered and supplemented as needed with purchases, and the inventory is then shipped to our new store ready for use. Our distribution facility is also used to ship store supplies, computer supplies and marketing materials to our stores, process returns to our suppliers and to stock balance inventory within our chain of stores.

MANAGEMENT INFORMATION SYSTEMS

     Our stores utilize a proprietary point of sale system. Our point of sale system provides detailed information on store operations, including the rental history of titles and daily operations for each store, which is telecommunicated to our support center on a daily basis. Our point of sale system is installed in all developed stores prior to opening and in acquired stores shortly after the closing of an acquisition.

     Our point of sale system records all rental and sale information upon customer checkout using scanned bar code information and updates the information when the movies and video games are returned. Our point of sale system is linked to a management information system at our support center. Our point of sale system transmits store data nightly into the management information system where all data is processed. The management information system then generates reports that allow management to effectively monitor store operations and inventory, to review rental history by title and location and to assist in making purchasing decisions with respect to new releases. Our point of sale system enables us to perform our monthly physical inventory using bar code recognition, to process human resource information and to provide system-based training modules.

     We also maintain a financial reporting system, relating to the general ledger, human resources/payroll, revenue and accounts payable functions, capable of handling our current needs and anticipated growth. Additional proprietary systems which have been internally developed and implemented include a collections system, a processing/distribution center system and various other database systems and auditing systems.

COMPETITION

     The home video specialty retail industry is highly competitive. We compete with other home video specialty stores, including stores operated by regional chains and the national chains, Blockbuster and Hollywood Entertainment. Pricing retail strategies for videocassettes, DVDs and video games are a major competitive factor in the home video specialty industry and we have significantly fewer financial and marketing resources, lower market share and less name recognition than the two larger national chains. We also compete with other businesses offering videocassettes, DVDs and video games such as mass merchants, supermarkets, pharmacies, convenience stores, bookstores, online stores, mail order operations and other retailers, as well as noncommercial sources, such as libraries. We believe the principal competitive factors in the home video specialty retail industry are store location and visibility, title, quality, availability and selection, rental period, customer service and pricing. In addition to competing with other home video specialty retailers, we compete with all forms of entertainment, such as movie theaters, network and cable television, direct broadcast satellite television, Internet-related activities, live theater, sporting events and family entertainment centers. We believe our most significant competition outside of the home video specialty retail industry is cable and satellite television. The expanded number of channels and programming offered by these providers could result in the rental of fewer videocassettes and DVDs by consumers.

     We also compete with pay-per-view in which cable or satellite subscribers pay a fee to view a movie. New and recently introduced technologies, such as video-on-demand and near-video-on-demand, enable cable companies and other telecommunication companies to broadcast a large assortment of movies to homes at scheduled intervals throughout the day. Although near-video-on-demand services previously offered a limited number of channels and movies at scheduled intervals, developing technologies are enabling providers to transmit substantially more movies directly to homes at more frequently scheduled and convenient intervals throughout the day. Pay-per-view purchases could significantly increase if near-video-on-demand services were to become more convenient, widely available and accepted. Currently, near-video-on-demand does not offer full interactivity or VCR functionality; however, further improvements in this and other technologies, including video-on-demand, could lead to the availability of a broad selection of movies on demand at a price that is competitive with the price of movie rentals and with the functionality of videocassettes.

     Studios are also experimenting with limited play DVDs that would enable users to view a movie from a DVD any number of times within a certain time frame, such as one week, before automatically erasing its contents. These DVDs have not yet been fully developed or embraced by any movie studios. We believe movie studios have a significant interest in maintaining a viable movie rental business because the sale of movies to video retail stores and other home video outlets currently represents the studios' largest source of domestic revenue. In addition, we believe near-video-on-demand and video-on-demand do not represent a near-term threat to our business because:

     - the technology and infrastructure to compress and deliver video-on-demand in a convenient, scalable, cost-effective manner has not yet been developed;

     - piracy and other electronic security issues have not yet been adequately addressed;

     - studios have not yet determined how near-video-on-demand and video-on-demand can enhance revenues instead of merely cannibalizing highly lucrative videocassette and DVD rental and sale revenues; and

     - near-video-on-demand and video-on-demand do not allow for the impulse rental opportunities from browsing through lesser-known titles that video specialty stores offer.

PROPERTIES

     Stores. All but five of our retail stores are leased. Our new store leases typically provide for an initial lease term of three to seven years, with at least one renewal option for an additional one to three years. The following table provides information regarding the number of stores we operated in each state or province as of April 5, 2002:

          UNITED STATES:
Alabama...................     158
Florida...................     122
Texas.....................      98
Georgia...................      96
Virginia..................      95
Ohio......................      76
Tennessee.................      63
Missouri..................      54
Indiana...................      49
S. Carolina...............      48
Maine.....................      47
N. Carolina...............      46
Mississippi...............      43
Minnesota.................      37
Kentucky..................      34
Oklahoma..................      32
Wisconsin.................      30
Illinois..................      24
Pennsylvania..............      21
Massachusetts.............      19
Washington................      19
Arkansas..................      18
Iowa......................      17
Kansas....................      17
Louisiana.................      17
New Hampshire.............      17
Michigan..................      15
Connecticut...............      14
Nebraska..................       5
New York..................       5
Colorado..................       4
South Dakota..............       4
Alaska....................       3
Arizona...................       3
New Mexico................       3
W. Virginia...............       3
Vermont...................       2
Nevada....................       1
New Jersey................       1
Oregon....................       1
Utah......................       1
                             -----
  Total United States.....   1,362
             CANADA:
British Columbia..........      49
Alberta...................      46
Manitoba..................       3
Ontario...................       1
Yukon.....................       1
                             -----
  Total Canada............     100
                             -----
TOTAL.....................   1,462
                             =====

     Headquarters and Distribution Facility. Our corporate headquarters and distribution facility are located in an approximately 90,000 square foot building that we own in Dothan, Alabama.

INTELLECTUAL PROPERTY

     We own a number of U.S. and Canadian service mark registrations, including the marks MOVIE GALLERY and VIDEO UPDATE.

EMPLOYEES

     As of April 5, 2002, we employed approximately 13,200 persons, referred to by us as "associates," including approximately 12,700 in retail stores and the remainder in our support center, field management staff and distribution facility. Of our retail associates, approximately 2,200 were full-time and 10,500 were part-time. None of our associates are represented by a labor union and we believe that our relations with our associates are good.

     Throughout the last year, we have developed internal hiring, training and retention programs designed to enhance consistent and thorough communication of our operating policies and procedures as well as increase the rate of internal promotions.

     We have an incentive and discretionary bonus program under which retail management associates receive quarterly bonuses when stores meet or exceed criteria established under the program. Additionally, we have periodic sales and marketing programs which provide our associates opportunities to earn incremental bonus compensation based on relative performance to pre-established goals and to actual performance of some of our associates. We believe our bonus programs reward excellence in management, gives associates an incentive to improve operations, and result in an overall reduction in the cost of operations. In addition, certain associates are eligible to receive bonuses, based on individual and overall company performance, and options to purchase shares of our common stock, generally exercisable at the fair market value on the date of grant, subject to service requirements.

LEGAL PROCEEDINGS

     We are a defendant in two putative class action lawsuits in Alabama, Sable Denise Mack, et al. v. M.G.A., Inc., filed on December 8, 2000 in the Circuit Court of Tuscaloosa County, Alabama, and Laura F. Hicks, et al. v. M.G.A., Inc., filed on August 21, 2001 in the Circuit Court of Mobile County, Alabama; one putative class action lawsuit filed on August 17, 2001 in the 71st Judicial District Court, Harrison County, Texas, Shannon Thompson, et al. v. M.G.A., Inc.; and one putative class action lawsuit filed on December 3, 2001, in the Chancery Court of Fayette County, Tennessee, Michael McCullar, et al. v. Movie Gallery, Inc., et al. Each of these lawsuits alleges that the extended viewing fees we charge our customers for keeping our rental products beyond the initial rental period are penalties in violation of common law and equitable theories. The dollar amounts that plaintiffs seek as damages to themselves and those similarly situated are not set forth in the complaints. Similar class action lawsuits have been filed against the two largest chains in our industry. Without admitting any fault, one of these companies recently settled all of these class action lawsuits pending against it. According to the announced terms of the settlement, this company agreed to make certificates available to class members for rentals and cash discounts and to pay approximately $9.0 million of the plaintiffs' attorney's fees. We believe that our extended viewing fees do not violate any laws, and we intend to vigorously defend the lawsuits filed against us.

     Although we believe that all of the foregoing claims against us are unwarranted and without merit, we cannot assure you as to the outcome of these proceedings. We cannot estimate the possible loss or range of loss that may result from any of these claims and therefore have not recorded any related accruals, other than accruals for legal fees expected to be incurred in defense of these claims.

     In addition, we are involved in litigation in the ordinary course of our business, none of which, if decided adversely to us, individually or in the aggregate, would be material to our business or results of operations.

                                   MANAGEMENT

     The following table sets forth the name, age and position held by each of our executive officers and directors, as of April 5, 2002:

NAME                              AGE                     POSITION(S) HELD
--------------------------------  --    ----------------------------------------------------
Joe Thomas Malugen(1)(2)........  50    Chairman of the Board, President and Chief Executive
                                        Officer
William B. Snow(1)(3)(4)........  70    Vice Chairman of the Board
J. Steven Roy...................  41    Executive Vice President and Chief Financial Officer
Jeffrey S. Stubbs...............  39    Executive Vice President -- Operations
S. Page Todd....................  40    Senior Vice President, Secretary and General Counsel
Keith A. Cousins................  33    Senior Vice President -- Real Estate/Development
Theodore L. Innes...............  52    Senior Vice President -- Sales and Marketing
Richard R. Langford.............  45    Senior Vice President -- Management Information
                                        Systems and Chief Information Officer
Mark S. Loyd....................  46    Senior Vice President -- Purchasing and Product
                                        Management
Kenneth C. Motzenbecker.........  48    Senior Vice President -- Support Operations
H. Harrison Parrish(1)(2).......  54    Senior Vice President and Director
Sanford C. Sigoloff(3)(4).......  71    Director
Philip B. Smith(3)(4)...........  66    Director

---------------

(1) Member of our Executive Committee.

(2) Mr. Parrish resigned as President effective January 4, 2002, but will remain a director and an officer. Mr. Malugen was appointed President following Mr. Parrish's resignation.

(3) Member of our Compensation Committee.

(4) Member of our Audit Committee.

     Mr. Malugen co-founded Movie Gallery in 1985 and has been its Chairman of the Board and Chief Executive Officer since that time. Mr. Malugen was appointed President effective January 4, 2002. Prior to our initial public offering in August 1994, Mr. Malugen had been a practicing attorney in the States of Alabama and Missouri since 1978, but spent a majority of his time managing the operations of Movie Gallery beginning in early 1992. Mr. Malugen received a B.S. degree in Business Administration from the University of Missouri-Columbia, his J.D. from Cumberland School of Law, Samford University and his LL.M. (in Taxation) from New York University School of Law.

     Mr. Snow was elected Vice Chairman of the Board in July 1994, and he served as Chief Financial Officer from July 1994 until May 1996. Since May 1996, Mr. Snow has continued to serve as Vice Chairman of the Board and has served as a consultant to Movie Gallery. Mr. Snow was the Executive Vice President and Chief Financial Officer and a Director of Consolidated Stores Corporation, a publicly held specialty retailer, from 1985 until he retired in June 1994. Mr. Snow is a director of Homeland Stores, Inc., a publicly held company. Mr. Snow is a Certified Public Accountant, and he received his Masters in Business Administration from the Kellogg Graduate School of Management at Northwestern University and his Masters in Taxation from DePaul University.

     Mr. Roy was elected Senior Vice President -- Finance and Principal Accounting Officer in June 1995, was elected Chief Financial Officer in May 1996 and was elected Executive Vice President in March 1998. Mr. Roy was an accountant with the firm of Ernst & Young LLP for the 11 years prior to joining Movie Gallery. Mr. Roy is a Certified Public Accountant and received a B.S. degree in Business Administration from the University of Alabama.

     Mr. Stubbs was elected Executive Vice President -- Operations in April 2001 after serving as Senior Vice President -- Operations since November 1997. He joined Movie Gallery in November 1995 and served as Regional Manager over Texas, Louisiana and Mississippi. Prior to joining Movie Gallery, Mr. Stubbs served as Vice President and General Manager of A.W.C. Corporation, a video specialty and restaurant retailer in East Texas, from 1987 to 1995. He has an additional eight years experience in grocery and convenience store management. Mr. Stubbs attended Texas A & M University and graduated from Southwest Texas State University, where he received a B.B.A. degree in Business Administration and Marketing.

     Mr. Todd was elected Senior Vice President, Secretary and General Counsel in December 1994. For more than the previous five years, he had been an attorney practicing tax and corporate law in Dothan, Alabama. Mr. Todd received a B.S. degree in Business Administration from the University of Alabama, his J.D. from the University of Alabama School of Law and his LL.M. (in Taxation) from New York University School of Law.

     Mr. Cousins was elected Senior Vice President -- Real Estate/Development in March 1999. He joined Movie Gallery in August 1998 as Senior Director of Development, Planning and Analysis. Prior to joining Movie Gallery, Mr. Cousins acquired four years of management consulting experience with Computer Sciences Corporation as Program Control Manager; Management Consulting and Research, Inc. as Cost Analyst; and Tecolote Research, Inc. as Advanced Cost Estimator. He has an additional seven years of real estate and property management experience as Senior Director of Development for KinderCare Learning Centers, Inc. and Senior Accountant with Aronov Realty Management Co., Inc. Mr. Cousins received a B.S. degree in Business Administration from Auburn University at Montgomery.

     Mr. Innes joined Movie Gallery in May 1999 and was elected Senior Vice President -- Sales and Marketing in June 1999. From October 1997 until he joined Movie Gallery, Mr. Innes was a marketing consultant with Neighborhood Marketing Institute, a neighborhood marketing and consulting firm specializing in multi-unit restaurants and retailers, most recently serving as Executive Vice President and Chief Operating Officer. From November 1989 to September 1997, Mr. Innes was employed with Blockbuster, most recently serving as Vice
President -- Marketing. Prior to joining Blockbuster, he was employed with Long John Silver's Seafood Shoppe for fifteen years, most recently serving as Controller of Retail Operations and Marketing. Mr. Innes is a Certified Public Accountant and a Certified Management Accountant and received a B.S. degree in Business Administration from the University of Kentucky.

     Mr. Langford joined Movie Gallery in August 1995 as Vice President and was elected Senior Vice President -- Management Information Systems in October 1996, and Chief Information Officer in April 2001. From August 1993 until he joined Movie Gallery, Mr. Langford served as a Manager for Payroll, Fixed Assets and Accounts Payable for Rocky Mountain Healthcare. From February 1990 to August 1993, he was Director of Support Operations for U. I. Video Stores, Inc. of Denver, Colorado. UIV was one of the largest Blockbuster franchisees, operating 110 stores in seven states in July 1993 when UIV was acquired by Blockbuster. Mr. Langford received a B.A. degree in Communications from Brigham Young University.

     Mr. Loyd joined Movie Gallery in August 1986 and has served as the retail store coordinator as well as Vice President -- Purchasing and Product Management. In October 1996, he was elected Senior Vice President -- Purchasing and Product Management. Mr. Loyd attended Southeast Missouri State University, where he majored in Business Administration.

     Mr. Motzenbecker was elected Senior Vice President -- Support Operations in June 2001. He joined Movie Gallery in November 1995, serving as Regional Manager over Florida and Georgia, subsequently moving to Dothan, Alabama to serve as Divisional Vice President in May 1996 and then Vice President -- Retail Coordinator in November 1997. Mr. Motzenbecker attended Catawba College, receiving a B.S. degree in Education.

     Mr. Parrish co-founded Movie Gallery in 1985 and has served as a Director since that time. Mr. Parrish served as President of Movie Gallery from 1985 until his resignation on January 4, 2002, at which time Mr. Parrish assumed the position of Senior Vice President. From December 1988 until January 1992, Mr. Parrish was Vice President of Deltacom, Inc., a regional long distance telephone provider. Mr. Parrish received a B.A. degree in Business Administration from the University of Alabama.

     Mr. Sigoloff became a director of Movie Gallery in September 1994. Since 1989, Mr. Sigoloff has been Chairman of the Board, President and Chief Executive Officer of Sigoloff & Associates, Inc., a management consulting company. In August 1989, LJ Hooker Corporation, a client of Sigoloff & Associates, Inc., appointed Mr. Sigoloff to act as its Chief Executive Officer during its reorganization under Chapter 11 of the Bankruptcy Code. From March 1982 until 1988, Mr. Sigoloff was Chairman of the Board, President and Chief Executive Officer of Wickes Companies, Inc., a large retailer. Mr. Sigoloff is a director of Kaufman and Broad Home Corporation, a publicly held company. In addition, Mr. Sigoloff is an adjunct full professor at the John E. Anderson Graduate School of Management at the University of California at Los Angeles.

     Mr. Smith became a director of Movie Gallery in September 1994. Mr. Smith is currently serving as Vice Chairman of the Board of Laird & Co., LLC and IQ Ventures, Inc., merchant banks. In addition, from 1991 until August 1998, Mr. Smith served as Vice Chairman of the Board of Spencer Trask Securities Incorporated, an investment banking firm. Mr. Smith is a founding General Partner of Lawrence Venture Associates, a venture capital limited partnership headquartered in New York City. From 1981 to 1984, he served as Executive Vice President and Group Executive of the worldwide corporations group at Irving Trust Company. Prior to joining Irving Trust Company, he was at Citibank for 15 years, where he founded Citicorp Venture Capital as President and Chief Executive Officer. Since 1988 he has also been the managing general partner of Private Equity Partnership, L.P. Mr. Smith is a director of several private companies. Mr. Smith graduated from Princeton University, BSE, and Harvard Graduate School of Business, MBA, and he has also served as an adjunct professor at Columbia Business School.

  EMPLOYMENT AND CONSULTING ARRANGEMENTS.

     Messrs. Malugen and Parrish have each entered into two-year employment agreements with us, effective August 1994, which are automatically renewed annually unless notice is delivered by either party six months prior to the end of the term. The agreements were amended in April 2000 to increase the base annual salary payable to Messrs. Malugen and Parrish. Under the terms of the agreements, as amended, Messrs. Malugen and Parrish currently receive an annual base salary of $420,000 and $400,000, respectively, subject to increase by our compensation committee, and each of them is eligible to receive a bonus in an amount to be determined annually by our board of directors. In the event of the death of either Mr. Malugen or Mr. Parrish, his legal representative will be entitled to receive compensation through the last day of the calendar month in which his death occurred, as well as a $50,000 payment. If either Mr. Malugen or Mr. Parrish becomes disabled such that he is unable to perform his duties under his employment agreement, he would be entitled to receive 100% of his salary for a 90-day period. In addition to salary and bonus, we are required to provide each of Messrs. Malugen and Parrish with a monthly car allowance of $2,180. Mr. Parrish's total annual compensation will be lowered to $90,000 as of May 13, 2002, to reflect his resignation as our President.

     Messrs. Roy, Stubbs and Todd have each entered into one-year employment agreements with us, effective November 1997, October 1999, and November 1997, respectively, which are automatically renewed annually unless notice is delivered by either party thirty days prior to the end of the term. Under the terms of the agreements, Messrs. Roy, Stubbs and Todd receive an annual base salary, subject to increase by our compensation committee, currently $306,600, $248,400, and $213,150, respectively, and are eligible for a bonus under our bonus plan. The agreements also provide for, among other things, an automobile allowance and other benefits applicable to executive personnel. We can terminate the employment agreements for cause at any time. In the event we choose to terminate the executive's employment for reasons other than for cause or for disability, or in the event of the executive's resignation from Movie Gallery upon constructive termination (i.e., removal of the executive from his elected position or material change in the functions, duties or responsibilities of the executive without his consent, in either event, other than for cause or voluntary termination, or material, non-voluntary reduction in base salary and eligibility for bonus amounts), the executive would be entitled to an amount equal to twelve months of base salary. In the event of a change in control, as defined in the agreements, Messrs. Roy, Stubbs and Todd would each be entitled to receive an amount equal to eighteen months of base salary.

DIRECTOR COMPENSATION

     Members of our board of directors who are not officers of our company receive an annual fee of $16,000 and receive fees of $1,000 for each board meeting and $500 for each committee meeting they attend. We have granted, at the fair market value of our common stock on the date of the grant, vested options to purchase 263,750 shares of common stock to each of Messrs. Sigoloff and Smith and vested options to purchase 342,500 shares of common stock to Mr. Snow.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Messrs. Sigoloff, Smith and Snow currently serve as members of the compensation committee. No interlocking relationship exists between our board of directors and the board of directors or compensation committee of any other company.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation for services in all capacities to us for the fiscal year ended January 6, 2002, December 31, 2000 and January 2, 2000, for our chief executive officer and our four highest paid executive officers whose total annual salary and bonus exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                                                                                                    LONG-TERM
                                                                                               COMPENSATION AWARDS
                                                                                               -------------------
                                                                ANNUAL                              SHARES OF
                                                             COMPENSATION                         COMMON STOCK
                                                          -------------------   OTHER ANNUAL       UNDERLYING
NAME AND PRINCIPAL POSITION             PERIOD ENDED       SALARY     BONUS     COMPENSATION         OPTIONS
---------------------------             ------------      --------   --------   ------------   -------------------
Joe Thomas Malugen..................  January 6, 2002     $400,632   $103,581     $32,986(1)         $    --
  Chairman, President and             December 31, 2000    346,518         --      26,160(2)              --
  Chief Executive Officer             January 2, 2000      207,692         --      26,160(2)              --
H. Harrison Parrish.................  January 6, 2002      400,000    103,581      28,563(3)(4)            --
  Senior Vice President               December 31, 2000    346,154         --      26,160(2)              --
  and Director                        January 2, 2000      207,692         --      26,160(2)              --
J. Steven Roy.......................  January 6, 2002      292,000     72,956       8,160(2)              --
  Executive Vice                      December 31, 2000    269,115     38,539       8,160(2)          20,000(5)
  President and Chief                 January 2, 2000      182,067     62,572       8,160(2)          60,000(5)
  Financial Officer
Jeffrey S. Stubbs...................  January 6, 2002      207,231     46,424       6,000(2)              --
  Executive Vice                      December 31, 2000    168,846     29,173       6,000(2)          20,000(5)
  President --                        January 2, 2000       98,192     20,729       6,000(2)          40,000(5)
  Operations
S. Page Todd........................  January 6, 2002      203,000     34,435       8,000(2)              --
  Senior Vice President,              December 31, 2000    186,846     28,689       8,053(2)          15,000(5)
  Secretary and General               January 2, 2000      142,885     29,300       8,160(2)          30,000(5)
  Counsel

---------------

(1) Includes $26,160 for an automobile allowance and $6,826 for personal use of our company plane.

(2) Automobile allowance.

(3) Includes $26,160 for an automobile allowance and $2,403 for personal use of our company plane.

(4) Mr. Parrish's total annual compensation will be lowered to $90,000 as of May 13, 2002, to reflect his resignation effective January 4, 2002 as our president.

(5) Includes options granted under our stock option plan, which become exercisable in four equal annual installments, commencing on the first anniversary of the date of grant.

                   OPTION EXERCISES AND YEAR-END VALUE TABLE

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                           AND YEAR-END OPTION VALUES

                                                            NUMBER OF SHARES
                                                             OF COMMON STOCK
                                                               UNDERLYING        VALUE OF UNEXERCISED
                                                           UNEXERCISED OPTIONS       IN-THE-MONEY
                                                                   AT            OPTIONS AT YEAR-END
                                     SHARES                     YEAR-END                ($)(1)
                                    ACQUIRED               -------------------   --------------------
                                       ON        VALUE        EXERCISABLE/           EXERCISABLE/
NAME                                EXERCISE   REALIZED       UNEXERCISABLE         UNEXERCISABLE
----                                --------   ---------   -------------------   --------------------
J. Steven Roy.....................   105,000   1,497,287     423,750/112,500     3,980,051/1,468,938
Jeffrey S. Stubbs.................    88,817   1,295,046       64,970/93,713       848,894/1,226,340
S. Page Todd......................   129,000   1,911,375      368,812/64,688       3,092,652/847,060

---------------

(1) Market value of underlying securities at our fiscal year-end ($14.76), minus the exercise price of "in-the-money" options.

                              STOCK OPTION GRANTS

     The following table sets forth with respect to each of our executive officers named in our summary compensation table, all of our current executive officers as a group, all of our current non-employee directors as a group, and all of our non-executive officers and employees as a group, the number of shares of common stock subject to options granted under our stock option plan as of April 5, 2002, and the average per-share exercise price of such options.

                                                                   OPTIONS GRANTED
                                                          ----------------------------------
                                                            NUMBER OF           AVERAGE
NAME OF INDIVIDUAL                                        SHARES SUBJECT       PER-SHARE
OR IDENTITY OF GROUP                                        TO OPTIONS     EXERCISE PRICE(1)
--------------------                                      --------------   -----------------
Joe Thomas Malugen......................................           --           $   --
H. Harrison Parrish.....................................           --               --
J. Steven Roy...........................................      556,250             4.95
Jeffrey S. Stubbs.......................................      188,683             3.72
S. Page Todd............................................      448,500             6.07
Executive officer group (10 persons)....................    1,609,512             4.67
Non-employee director group (3 persons).................      532,500             7.36
Non-executive officer and employee group (170
  persons)..............................................    1,305,812             6.33

---------------

(1) These amounts are based on a weighted average exercise price that is obtained by multiplying all options by their exercise price and then dividing by the total number of options for such category. The closing price of the common stock issuable upon the exercise of options under our stock option plan as of April 5, 2002 was $16.31 per share.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During fiscal 2001, we paid Air Conditioning Associates, Inc. $243,399 for services and materials relating to the repair and maintenance of our HVAC systems and other general repair and maintenance. Air Conditioning Associates is owned by the father-in-law and brother-in-law of Mr. Malugen. We paid Todd & Sons $126,977 for certain promotional items during fiscal 2001. Todd & Sons is owned by Mr. Todd's brother. As of January 6, 2002, we had advanced $125,000 to ECHO, LLC, a supply sales and distribution company. During fiscal 2001, we purchased $421,913 in office and store supplies from ECHO, LLC. We own a one-third interest in ECHO, LLC.

     We have entered into separate but identical indemnity agreements with each of our directors and executive officers. The indemnity agreements provide that we will indemnify each indemnitee to the fullest extent authorized or permitted by law against payment of and liability for any and all expenses actually and reasonably incurred by the indemnitee, including, but not limited to, judgments, fines, settlements and expenses of defense, payable by reason of the fact that the indemnitee is or was a director and/or officer of our company or is or was serving, at our request, as a director, officer, employee or agent of another corporation, provided it is determined that the indemnitee acted in good faith and in a manner that he reasonably believed to be in or not opposed to our best interests and, in the case of a criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. The indemnity agreements also provide that all costs and expenses incurred by the indemnitee in defending or investigating such claim shall be paid by us unless we, independent legal counsel or stockholders determine that: (i) the indemnitee did not act in good faith and in a manner that he reasonably believed to be in or not opposed to our best interests; (ii) in the case of any criminal action or proceeding, the Indemnitee had reasonable cause to believe his conduct was unlawful; or (iii) the indemnitee intentionally breached his duty to us or to our stockholders.

     We believe that the terms of all transactions described above are no less favorable than terms that could have been obtained from third parties. All transactions between us and our officers or directors are subject to approval by a majority of the disinterested members of our board of directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock as of April 5, 2002, and as adjusted to reflect the sale of the shares in this offering, for each director, each of our executive officers named in our summary compensation table, all of our directors and executive officers as a group, each selling stockholder and each beneficial owner of more than five percent (5%) of our outstanding shares of common stock. Total shares beneficially owned before this offering is based on 27,428,838 shares outstanding as of April 5, 2002. Shares beneficially owned after this offering is based on the number of shares outstanding as of April 5, 2002, plus the 3,900,000 shares we are offering by this prospectus and the 350,000 shares to be issued upon the exercise of options by some of the selling stockholders in this offering.

                             SHARES BENEFICIALLY
                                OWNED PRIOR TO                         SHARES BENEFICIALLY
                                 OFFERING(1)           NUMBER OF     OWNED AFTER OFFERING(1)
                            ----------------------      SHARES       -----------------------
NAME AND ADDRESS(2)(3)        NUMBER       PERCENT      OFFERED        NUMBER       PERCENT
----------------------      ----------     -------     ---------     ----------     --------
Joe Thomas Malugen........   6,053,400       22.1%     1,000,000     5,053,400        16.0%
H. Harrison Parrish.......   5,713,758(4)    20.8%     3,000,000     2,713,758(4)      8.6%
J. Steven Roy.............     428,250(5)     1.5%       100,000(13)   328,250(5)      1.0
Jeffrey S. Stubbs.........      64,970(6)       *         40,000(13)    24,970(6)        *
S. Page Todd..............     371,752(7)     1.3%        80,000(13)   291,752(7)        *
William B. Snow...........     218,750(8)       *         60,000(13)   158,750(8)        *
Sandford C. Sigoloff......     263,750(9)       *         60,000(13)   203,750(9)        *
Philip B. Smith...........      88,750(10)      *         10,000(13)    78,750(10)       *
FMR Corp. ................   1,926,075(11)    7.0%             0     1,926,075(11)     6.1%
  82 Devonshire Street
  Boston, MA 02109
All executive officers and
  directors as a group (13
  persons)................  13,265,538(12)   45.9%     4,350,000     8,915,538(12)    27.2%

---------------

  *  Less than 1%.

 (1) Pursuant to the regulations of the SEC, shares are deemed to be "beneficially owned" by a person if such person directly or indirectly has or shares the power to vote or dispose of such shares, whether or not such person has any pecuniary interest in such shares, or the right to acquire the power to vote or dispose of such shares within 60 days, including any right to acquire through the exercise of any option, warrant or right.

 (2) Unless otherwise noted, the address for all persons listed is c/o Movie Gallery, Inc. at 900 West Main Street, Dothan, Alabama 36301.

 (3) For a description of relationships between us and the selling stockholders, please refer back to the section entitled "Management."

 (4) Includes 40 shares held as custodian for Mr. Parrish's daughter and 585 shares held by his spouse.

 (5) Includes 4,500 shares held in joint tenancy with Mr. Roy's wife and includes 423,750 shares prior to this offering and 323,750 shares after this offering that are not outstanding but are subject to currently exercisable stock options (including those that become exercisable within 60 days) and excludes 132,500 shares that are subject to options that are not exercisable within 60 days.

 (6) Includes 64,970 shares prior to this offering and 24,970 shares after this offering that are not outstanding but are subject to currently exercisable stock options (including those that become exercisable within 60 days) and excludes 123,713 shares that are subject to options that are not exercisable within 60 days.

 (7) Includes 1,215 shares held in trust for Mr. Todd's daughter and 368,812 shares prior to this offering and 288,812 shares after this offering that are not outstanding but are subject to currently exercisable stock options (including those that become exercisable within 60 days) and excludes 79,688 shares that are subject to options that are not exercisable within 60 days.

 (8) Includes 218,750 shares prior to this offering and 158,750 shares after this offering that are not outstanding, but are subject to currently exercisable stock options.

 (9) Includes 230,000 shares prior to this offering and 170,000 shares after this offering that are not outstanding, but are subject to currently exercisable stock options.

(10) Includes 83,750 shares prior to this offering and 73,750 shares after this offering that are not outstanding, but are subject to currently exercisable stock options.

(11) This information is based upon a Schedule 13G filed with the SEC on February 14, 2002.

(12) Includes 1,474,690 shares that are not outstanding but are subject to currently exercisable options (including those that become exercisable within 60 days) and excludes 667,322 shares that are subject to options that are not exercisable within 60 days.

(13) Represents shares that are not outstanding but are subject to currently exercisable stock options.

                          DESCRIPTION OF CAPITAL STOCK

     We are authorized to issue 2,000,000 shares of preferred stock, $0.10 par value, none of which are issued and outstanding, and 35,000,000 shares of common stock, $0.001 par value, 27,428,838 of which were issued and outstanding as of April 5, 2002.

COMMON STOCK

     The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders. Because holders of our common stock do not have cumulative voting rights, the holders of a majority of the shares of our common stock represented at a meeting can elect all of our directors. Subject to any preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of our company, holders of the our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of our common stock have no preemptive rights and no right to convert their common stock into any other securities. All outstanding shares of our common stock are, and all shares of our common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     Our board of directors has the authority, without further action by the stockholders, to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by stockholders. The issuance of preferred stock could adversely affect the voting power of holders of our common stock, and the likelihood that such holders will receive dividend or liquidation payments could have the effect of delaying, deferring or preventing a change in control of our company. We have no present plans to issue any shares of preferred stock.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of our voting stock.

     Our certificate of incorporation also requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of our stockholders and may not be effected by a consent in writing. In addition, special meetings of our stockholders may be called only by our board of directors, the chairman of our board or our chief executive officer. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust, New York, New York.

                                  UNDERWRITING

     We and the selling stockholders intend to offer the shares through the underwriters. Subject to the terms and conditions described in an underwriting agreement among us, the selling stockholders, and Bear, Stearns & Co. Inc., Thomas Weisel Partners LLC, Morgan Keegan & Company, Inc., BB&T Capital Markets and SWS Securities, Inc., we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and from the selling stockholders, the number of shares of common stock listed opposite their names below.

                                                                   NUMBER
UNDERWRITER                                                       OF SHARES
-----------                                                       ---------
Bear, Stearns & Co. Inc.....................................
Thomas Weisel Partners LLC..................................
Morgan Keegan & Company, Inc. ..............................
BB&T Capital Markets, a division of Scott & Stringfellow,
  Inc. .....................................................
SWS Securities, Inc.........................................
                                                                  ---------
          Total.............................................      8,250,000
                                                                  =========

     The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

     We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of
$     per share. The underwriters may allow, and the dealers may reallow, a
discount not in excess of $     per share to other dealers. After the public
offering, the public offering price, concession and discount may be changed.

     The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

                                                   PER SHARE   WITHOUT OPTION   WITH OPTION
                                                   ---------   --------------   -----------
Public offering price............................      $             $               $
Underwriting discount............................      $             $               $
Proceeds, before expenses, to Movie Gallery......      $             $               $
Proceeds, before expenses, to the selling
  stockholders...................................      $             $               $

     The expenses of the offering, excluding the underwriting discount and commissions and related fees, are estimated at $500,000 and are payable by us.

OVER-ALLOTMENT OPTION

     Joe Thomas Malugen and H. Harrison Parrish, two of the selling stockholders, have granted the underwriters an option exercisable for 30 days from the date of the underwriting agreement to purchase a total of up to 1,237,500 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter's initial commitment amount reflected in the above table.

NO SALES OF SIMILAR SECURITIES

     We, the selling stockholders and our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Bear, Stearns & Co. Inc. and Thomas Weisel Partners LLC. Specifically, we and these other individuals or entities have agreed not to directly or indirectly:

     - offer, pledge, sell or contract to sell any common stock;

     - sell any option or contract to purchase any common stock;

     - purchase any option or contract to sell any common stock;

     - grant any option, right or warrant for the sale of any common stock;

     - lend or otherwise dispose of or transfer any common stock;

     - request or demand that we file a registration statement related to the common stock; or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. Bear, Stearns & Co. Inc. and Thomas Weisel Partners LLC may waive this lockup without public notice. This lockup provision does not limit our ability to grant options to purchase common stock under our stock option plans.

QUOTATION ON THE NASDAQ NATIONAL MARKET

     Our shares are quoted on the Nasdaq National Market under the symbol
"MOVI."

PRICE STABILIZATION, SHORT POSITIONS

     Until the distribution of the shares is completed, SEC rules may limit underwriters and selling stockholders from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering.

     If the underwriters over-allot or otherwise create a short position in our common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. In addition, the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of our common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. These transactions to stabilize or maintain the market price may cause the price of our common stock to be higher than it might be in the absence of such transactions. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales.

     Neither we, the selling stockholders, nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we, the selling stockholders, nor any of the underwriters makes any representation that they will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

PASSIVE MARKET MAKING

     In connection with this offering, underwriters and selling stockholders may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

OTHER RELATIONSHIPS

     Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby has been passed upon for us by Troy & Gould Professional Corporation. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins, Los Angeles, California.

                                    EXPERTS

     The consolidated financial statements of Movie Gallery, Inc. at December 31, 2000 and January 6, 2002, and for each of the three years in the period ended January 6, 2002, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Video Update, Inc. and subsidiaries appearing in this Prospectus and Registration Statement have been audited by Singer Lewak Greenbaum & Goldstein, LLP, independent auditors, to the extent and for the periods indicated in their report appearing elsewhere herein, which report expresses an unqualified opinion and includes an explanatory paragraph relating to Video Update Inc.'s ability to continue as a going concern and are included in reliance upon such report and upon the authority of such Firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual and quarterly reports, proxy statements and other information with the SEC. You may read this information at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of this information by mail at prescribed rates from the Public Reference Section of the SEC at the same address. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                              MOVIE GALLERY, INC.

Report of Independent Auditors..............................    F-2
Audited Financial Statements -- Fiscal years ended January
  2, 2000, December 31, 2000 and January 6, 2002
Consolidated Balance Sheets.................................    F-3
Consolidated Statements of Income...........................    F-4
Consolidated Statements of Stockholders' Equity.............    F-5
Consolidated Statements of Cash Flows.......................    F-6
Notes to Consolidated Financial Statements..................    F-7
                        VIDEO UPDATE, INC.
                      (DEBTOR-IN-POSSESSION)
Report of Independent Auditors..............................   F-20
Audited Financial Statements -- Fiscal years ended April 30,
  2001
Consolidated Balance Sheet..................................   F-21
Consolidated Statement of Operations and Comprehensive
  Loss......................................................   F-22
Consolidated Statement of Shareholders' Deficit.............   F-23
Consolidated Statement of Cash Flows........................   F-24
Notes to Consolidated Financial Statements..................   F-25
                        MOVIE GALLERY, INC.
Unaudited Pro Forma Financial Information...................   F-40
Unaudited Pro Forma Combined Condensed Statement of
  Operations................................................   F-41
Notes to Unaudited Pro Forma Combined Condensed Statement of
  Operations................................................   F-42

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders
Movie Gallery, Inc.

     We have audited the accompanying consolidated balance sheets of Movie Gallery, Inc. as of December 31, 2000 and January 6, 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 6, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Movie Gallery, Inc. at December 31, 2000 and January 6, 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 6, 2002, in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 1 to the consolidated financial statements, in fiscal 1999 the Company changed its method of accounting for the costs of start-up activities.

                                                 /s/ ERNST & YOUNG LLP

Birmingham, Alabama
February 14, 2002

                              MOVIE GALLERY, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,   JANUARY 6,
                                                                  2000          2002
                                                              ------------   ----------
                                                                   (IN THOUSANDS)
                                        ASSETS

Current assets:
  Cash and cash equivalents.................................    $  7,029      $ 16,349
  Merchandise inventory.....................................       9,264         6,739
  Prepaid expenses..........................................       1,000         2,085
  Store supplies and other..................................       3,852         5,582
  Deferred income taxes.....................................         502         1,159
                                                                --------      --------
Total current assets........................................      21,647        31,914
Rental inventory, net.......................................      61,773        88,424
Property, furnishings and equipment, net....................      53,124        71,739
Goodwill and other intangibles, net.........................      77,926        75,838
Deposits and other assets...................................       3,066         2,217
                                                                --------      --------
Total assets................................................    $217,536      $270,132
                                                                ========      ========

                         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................    $ 31,111      $ 51,785
  Accrued liabilities.......................................      11,631        28,935
                                                                --------      --------
Total current liabilities...................................      42,742        80,720
Long-term debt..............................................      40,600        26,000
Other accrued liabilities...................................         253           606
Deferred income taxes.......................................       4,732           624
Stockholders' equity:
  Preferred stock, $.10 par value; 2,000 shares authorized,
     no shares issued or outstanding........................          --            --
  Common stock, $.001 par value; 35,000 shares authorized,
     25,056 and 27,215 shares issued and outstanding,
     respectively...........................................          25            27
  Additional paid-in capital................................     121,827       140,475
  Retained earnings.........................................       7,357        21,713
  Accumulated other comprehensive loss......................          --           (33)
                                                                --------      --------
Total stockholders' equity..................................     129,209       162,182
                                                                --------      --------
Total liabilities and stockholders' equity..................    $217,536      $270,132
                                                                ========      ========

                            See accompanying notes.

                              MOVIE GALLERY, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                       FISCAL YEAR ENDED
                                                             --------------------------------------
                                                             JANUARY 2,   DECEMBER 31,   JANUARY 6,
                                                                2000          2000          2002
                                                             ----------   ------------   ----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Rentals..................................................   $235,452      $271,457      $313,852
  Product sales............................................     41,493        47,479        55,279
                                                              --------      --------      --------
          Total revenues...................................    276,945       318,936       369,131
Cost of sales:
  Cost of rental revenues..................................     69,716        81,958        91,445
  Cost of product sales....................................     25,884        31,213        35,002
                                                              --------      --------      --------
Gross margin...............................................    181,345       205,765       242,684
Operating costs and expenses:
  Store operating expenses.................................    137,128       153,665       171,409
  General and administrative...............................     21,403        24,945        29,288
  Amortization of intangibles..............................      8,452         7,465         6,656
  Stock option compensation................................         --            --         8,161
                                                              --------      --------      --------
Operating income...........................................     14,362        19,690        27,170
Interest expense, net......................................     (3,349)       (3,779)       (2,736)
                                                              --------      --------      --------
Income before income taxes, extraordinary item and
  cumulative effect of accounting change...................     11,013        15,911        24,434
Income taxes...............................................      4,615         6,425         9,901
                                                              --------      --------      --------
Income before extraordinary item and cumulative effect of
  accounting change........................................      6,398         9,486        14,533
Extraordinary loss on early extinguishment of debt.........       (682)           --          (177)
Cumulative effect of accounting change.....................       (699)           --            --
                                                              --------      --------      --------
Net income.................................................   $  5,017      $  9,486      $ 14,356
                                                              ========      ========      ========
Basic earnings per share:
Income before extraordinary item and cumulative effect of
  accounting change........................................   $   0.21      $   0.37      $   0.56
Extraordinary loss on early extinguishment of debt.........      (0.02)           --            --
Cumulative effect of accounting change.....................      (0.02)           --            --
                                                              --------      --------      --------
Net income per share -- basic..............................   $   0.17      $   0.37      $   0.56
                                                              ========      ========      ========
Diluted earnings per share:
Income before extraordinary item and cumulative effect of
  accounting change........................................   $   0.21      $   0.37      $   0.53
Extraordinary loss on early extinguishment of debt.........      (0.02)           --            --
Cumulative effect of accounting change.....................      (0.02)           --            --
                                                              --------      --------      --------
Net income per share -- diluted............................   $   0.17      $   0.37      $   0.53
                                                              ========      ========      ========
Weighted average shares outstanding:
  Basic....................................................     29,509        25,801        25,837
  Diluted..................................................     30,083        25,868        27,220

                            See accompanying notes.

                              MOVIE GALLERY, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                           ACCUMULATED
                                                 ADDITIONAL   RETAINED        OTHER           TOTAL
                                        COMMON    PAID-IN     EARNINGS    COMPREHENSIVE   STOCKHOLDERS'
                                        STOCK     CAPITAL     (DEFICIT)       LOSS           EQUITY
                                        ------   ----------   ---------   -------------   -------------
                                                                (IN THOUSANDS)
Balance at January 3, 1999............   $30      $131,231     $(7,146)       $ --          $124,115
  Net income..........................    --            --       5,017          --             5,017
  Exercise of stock options for 28
     shares...........................    --            48          --          --                48
  Tax benefit of stock options
     exercised........................    --             7          --          --                 7
  Repurchase and retirement of 1,752
     shares...........................    (2)       (3,764)         --          --            (3,766)
                                         ---      --------     -------        ----          --------
Balance at January 2, 2000............    28       127,522      (2,129)         --           125,421
  Net income..........................    --            --       9,486          --             9,486
  Repurchase and retirement of 3,180
     shares...........................    (3)       (5,695)         --          --            (5,698)
                                         ---      --------     -------        ----          --------
Balance at December 31, 2000..........    25       121,827       7,357          --           129,209
Comprehensive Income:
  Net income..........................                          14,356          --            14,356
  Foreign currency translation........                              --         (33)              (33)
                                                               -------        ----          --------
          Total comprehensive
            income....................                          14,356         (33)           14,323
  Exercise of stock options for 2,129
     shares...........................     2         5,214          --          --             5,216
  Tax benefit of stock options
     exercised........................    --         5,273          --          --             5,273
  Stock option compensation...........    --         8,161          --          --             8,161
                                         ---      --------     -------        ----          --------
Balance at January 6, 2002............   $27      $140,475     $21,713        $(33)         $162,182
                                         ===      ========     =======        ====          ========

                            See accompanying notes.

                              MOVIE GALLERY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      FISCAL YEAR ENDED
                                                            --------------------------------------
                                                            JANUARY 2,   DECEMBER 31,   JANUARY 6,
                                                               2000          2000          2002
                                                            ----------   ------------   ----------
                                                                        (IN THOUSANDS)
OPERATING ACTIVITIES:
Net income................................................   $  5,017      $  9,486     $  14,356
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Extraordinary loss on early extinguishment of debt......        682            --           177
  Cumulative effect of accounting change..................        699            --            --
  Amortization of rental inventory........................     50,514        54,460        63,638
  Depreciation and intangibles amortization...............     21,691        22,327        22,332
  Stock option compensation...............................         --            --         8,161
  Tax benefit of stock options exercised..................          7            --         5,273
  Deferred income taxes...................................      2,737         4,671         3,816
  Changes in operating assets and liabilities:
     Merchandise inventory................................     (2,788)        5,884         3,436
     Other current assets.................................        348          (643)       (2,731)
     Deposits and other assets............................     (1,104)         (518)          471
     Accounts payable.....................................      2,847         4,868         5,488
     Accrued liabilities..................................      3,740        (1,356)        2,484
                                                             --------      --------     ---------
Net cash provided by operating activities.................     84,390        99,179       126,901
INVESTING ACTIVITIES:
Business acquisitions.....................................    (11,839)       (3,085)      (20,047)
Purchases of rental inventory, net........................    (54,259)      (63,211)      (66,775)
Purchases of property, furnishings and equipment..........    (12,573)      (23,086)      (21,342)
                                                             --------      --------     ---------
Net cash used in investing activities.....................    (78,671)      (89,382)     (108,164)
FINANCING ACTIVITIES:
Net proceeds from issuance of common stock................         48            --            --
Purchases and retirement of common stock..................     (3,766)       (5,698)           --
Proceeds from exercise of stock options...................         --            --         5,216
Principal payments on long-term debt......................     (2,014)       (4,040)      (14,600)
                                                             --------      --------     ---------
Net cash used in financing activities.....................     (5,732)       (9,738)       (9,384)
Effect of exchange rate changes on cash and cash
  equivalents.............................................         --            --           (33)
                                                             --------      --------     ---------
Increase (decrease) in cash and cash equivalents..........        (13)           59         9,320
Cash and cash equivalents at beginning of fiscal year.....      6,983         6,970         7,029
                                                             --------      --------     ---------
Cash and cash equivalents at end of fiscal year...........   $  6,970      $  7,029     $  16,349
                                                             ========      ========     =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for interest..................   $  3,076      $  3,817     $   3,434
Cash paid during the period for income taxes..............      2,705         1,688         1,461

                            See accompanying notes.

                              MOVIE GALLERY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             JANUARY 2, 2000, DECEMBER 31, 2000 AND JANUARY 6, 2002

1.  ACCOUNTING POLICIES

     The accompanying financial statements present the consolidated financial position, results of operations and cash flows of Movie Gallery, Inc. and subsidiaries (the "Company"). All material intercompany accounts and transactions have been eliminated.

     The Company owns and operates video specialty stores located in 41 states and five Canadian provinces.

  FISCAL YEAR

     The Company's fiscal year ends on the first Sunday following December 30, which periodically results in a fiscal year of 53 weeks. Results for the fiscal year ended January 2, 2000 ("Fiscal 1999") and December 31, 2000 ("Fiscal 2000") reflect 52-week years. Results for the fiscal year ended January 6, 2002 ("Fiscal 2001") reflect a 53-week year. The Company's fiscal year includes revenues and certain operating expenses, such as salaries, wages and other miscellaneous expenses, on a daily basis. All other expenses, primarily depreciation, amortization, rent and utilities, are calculated and recorded monthly, with twelve months included in each fiscal year.

  CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

  MERCHANDISE INVENTORY

     Merchandise inventory consists primarily of new videocassette tapes ("VHS"), DVD, video games, video accessories and concessions and is stated at the lower of cost, on a first-in first-out basis, or market.

  IMPAIRMENT OF LONG-LIVED ASSETS

     The Company periodically assesses the impairment of long-lived assets, including allocated goodwill, to be held for use in operations based on expectations of future undiscounted cash flows from the related operations, and when circumstances dictate, adjusts the enterprise level assets to the extent carrying value exceeds the estimated fair value of the assets. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of goodwill, other purchased intangibles, rental inventory and property and equipment. Amortization of intangibles for Fiscal 1999, 2000 and 2001 includes an impairment loss of $1,600,000, $1,000,000 and
$700,000, respectively, to write-off the net book value of goodwill in excess of its estimated fair market value.

  RENTAL INVENTORY

     Rental inventory is stated at cost and amortized over its economic useful life. Under the Company's policy, the cost of base stock movie inventory, consisting of two copies per title for each store, is amortized on an accelerated basis to a net book value of $8 over six months and to a $4 salvage value over the next thirty months. The cost of non-base stock movie inventory, consisting of the third and succeeding copies of each title per store, is amortized on an accelerated basis over six months to a net book value of $4 which is then amortized on a straight-line basis over the next 30 months or until the movie is sold, at which time the unamortized book value is charged to cost of sales. Video games are amortized on a straight-line basis to a $10 salvage value over eighteen months or until the game is sold, at which time the unamortized book value is charged to cost of sales.

                              MOVIE GALLERY, INC.

     During the fourth quarter of Fiscal 2001, the Company established a $2.1 million reserve against rental inventory to reduce the amortized cost of previously viewed VHS inventory to its estimated net realizable value. This reserve represents the continuing consumer transition to DVD from VHS and the resulting impact on the sale prices of previously viewed VHS product.

     Rental inventory consists of the following (in thousands):

                                                              DECEMBER 31,   JANUARY 6,
                                                                  2000          2002
                                                              ------------   ----------
Rental inventory............................................    $145,557      $174,647
Accumulated amortization....................................     (83,784)      (86,223)
                                                                --------      --------
                                                                $ 61,773      $ 88,424
                                                                ========      ========

  PROPERTY, FURNISHINGS AND EQUIPMENT

     Property, furnishings and equipment are stated at cost and include costs incurred in the construction of new stores. Depreciation is provided on a straight-line basis over the estimated lives of the related assets, generally five to seven years.

  GOODWILL AND OTHER INTANGIBLES

     Goodwill is being amortized on a straight-line basis over twenty years. Other intangibles consist primarily of non-compete agreements and are amortized on a straight-line basis over the lives of the respective agreements which generally range from five to ten years. Accumulated amortization of goodwill and other intangibles at December 31, 2000 and January 6, 2002 was $35,830,000 and $41,314,000, respectively.

  INCOME TAXES

     The Company accounts for income taxes under the provisions of Financial Accounting Standards Board ("FASB") Statement No. 109, Accounting for Income Taxes. Under Statement 109, deferred tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured at the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

  REVENUE RECOGNITION

     Rental revenue is recognized when the movie or video game is rented by the customer. Extended viewing fees on rentals are recognized when received from the customer. Product sales revenue is recognized at the time of sale.

  ADVERTISING COSTS

     Advertising costs, exclusive of cooperative reimbursements from vendors, are expensed when incurred. Advertising expense for Fiscal 1999, 2000 and 2001 totaled $728,000, $1,563,000 and $2,219,000, respectively.

  STORE OPENING AND START-UP COSTS

     Store opening costs, which consist primarily of payroll and advertising, are expensed as incurred.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, Reporting the Costs of Start-up Activities, which requires that certain costs related to

                              MOVIE GALLERY, INC.

start-up activities be expensed as incurred. Prior to January 4, 1999, the Company capitalized certain costs incurred in connection with site selection for new video specialty store locations. The Company adopted the provisions of SOP 98-5 in its financial statements for the first quarter of Fiscal 1999. The effect of the adoption of SOP 98-5 was to record a charge for the cumulative effect of an accounting change of $699,000 (net of income taxes of $368,000), or $0.02 per share, to expense the unamortized costs that had been capitalized prior to January 4, 1999.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     At December 31, 2000 and January 6, 2002, the carrying value of financial instruments such as cash and cash equivalents, accounts payable and long-term debt approximated their fair values, calculated using discounted cash flow analysis at the Company's incremental borrowing rate.

  FOREIGN CURRENCY TRANSLATION

     The Company's foreign subsidiary records transactions using the local currency as the functional currency. In accordance with FASB Statement No. 52, Foreign Currency Translation, the assets and liabilities of the foreign subsidiary are translated into U.S. dollars using either the exchange rates in effect at the balance sheet dates or historical exchange rates, depending upon the account translated. Income and expenses are translated at average weekly exchange rates each fiscal period. The translation adjustments that result from translating the balance sheets at different rates than the income statements are included in accumulated other comprehensive loss, which is a separate component of consolidated stockholders' equity.

  HEDGING ACTIVITIES

     The Company adopted FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by Statements No. 137 and 138, in its fiscal year beginning January 1, 2001. Statement 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings (see Note 4 -- Long-Term Debt).

  USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The most significant estimates and assumptions relate to the amortization methods and useful lives of rental inventory, goodwill and other intangibles, rental inventory reserves and the allocation of the purchase price of acquired businesses. These estimates and assumptions could change and actual results could differ from these estimates.

  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that all business combinations be accounted for by the purchase method, and requires all intangible assets acquired in a business combination to be recognized as assets apart from goodwill if they meet certain contractual-legal criterion or separability criterion. The provisions of Statement 141 apply to all business combinations with an acquisition date subsequent to June 30, 2001. Under Statement 142, goodwill and indefinite lived intangible assets are no

                              MOVIE GALLERY, INC.

longer amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. Statement 142 is effective for the Company as of January 7, 2002. The adoption of Statement 142 is not expected to have any material impact on the classification of intangible assets. Application of the nonamortization provisions of Statement 142 will result in an increase in net income of approximately $3.5 million per year. The Company does not anticipate completion of the transitional impairment tests to result in any impairment charge.

     In October 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes Statement 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for the Effects of Disposal of a Segment of a Business. Statement 144 is effective for the Company beginning January 7, 2002 and is not expected to have an impact on the Company's financial position or results of operations.

  EMPLOYEE BENEFITS

     The Company has a 401(k) savings plan available to all active employees who are over 21 years of age and have completed one year of service. The Company makes discretionary and matching contributions based on employee compensation. The matching contribution for Fiscal 1999, 2000 and 2001 was immaterial to the Company's operating results.

2.  ACQUISITIONS

     Effective December 21, 2001, the Company acquired 100% of the newly issued common stock of the reorganized Video Update, Inc. ("Video Update") under its plan of reorganization which was confirmed by the United States Bankruptcy Court on December 20, 2001. Video Update had been operating under Chapter 11 of the United States Bankruptcy Code since its voluntary filing on September 18, 2000. The acquisition of the newly issued common stock of Video Update was in satisfaction of all amounts owed by Video Update under a $6.5 million debtor-in-possession financing agreement between Video Update and the Company. In addition, the Company purchased certain senior secured debt of Video Update in May 2001 for $8.5 million, funded amounts due to secured and unsecured creditors in accordance with confirmation of the plan totaling approximately $6.3 million, and assumed other post-bankruptcy filing liabilities of Video Update as disclosed in the following table. Video Update operates over 320 video specialty stores in the United States and Canada. The Company's acquisition of Video Update was made as a strategic expansion of the Company's geographic markets in accordance with the Company's growth plan.

     The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. Due to the acquisition occurring near the end of the Company's fiscal year, the closing of the final books and records of Video Update has not been completed.

                              MOVIE GALLERY, INC.

Final determination of the purchase price allocation will be made as soon as practicable upon completion of the final closing and adjustments to the purchase price allocation, if any, will be recorded at that time.

                               VIDEO UPDATE, INC.

                            CONDENSED BALANCE SHEET
                            AS OF DECEMBER 21, 2001
                                 (IN THOUSANDS)

Current assets..............................................  $ 3,017
Rental inventory, net.......................................   21,801
Property, furnishings and equipment, net....................   12,596
Deferred income taxes.......................................    8,468
                                                              -------
Total assets acquired.......................................   45,882

Accruals for settlement of liabilities subject to
  compromise................................................    6,253
Current liabilities and accrued expenses....................   24,669
Notes payable to parent.....................................    8,460
                                                              -------
Total liabilities assumed...................................   39,382
                                                              -------
Net investment in common stock..............................  $ 6,500
                                                              =======

     The purchase price allocation for Video Update includes accrued expenses of approximately $1.3 million to terminate the operations of the Video Update corporate office and to transition those functions to the Company's corporate offices. The accrual consists primarily of payroll costs, rent and utilities during the transition period. The accrual is subject to change if the transition period extends beyond that originally anticipated. Adjustments to the accrual, if any, will be reported as an adjustment to the purchase price allocation.

     The results of operations of Video Update have been included in the Company's consolidated statement of income since December 21, 2001. The following unaudited pro forma information presents the consolidated results of operations of the Company as though the acquisition of Video Update had occurred as of the beginning of Fiscal 2000. The pro forma information is not indicative of the results of operations that actually would have been obtained if the transaction had occurred at the beginning of Fiscal 2000. Additionally, the pro forma information is not intended to be a projection of future results.

                                                                   FISCAL YEAR ENDED
                                                               -------------------------
                                                               DECEMBER 31,   JANUARY 6,
                                                                   2000          2002
                                                               ------------   ----------
                                                               (IN THOUSANDS, EXCEPT PER
                                                                      SHARE DATA)
Revenue.....................................................     $426,426      $466,557
Income before extraordinary item............................       13,844        14,535
Net income..................................................       13,844        14,358
Income per share before extraordinary item:
  Basic.....................................................         0.54          0.56
  Diluted...................................................         0.54          0.53
Net income per share:
  Basic.....................................................         0.54          0.56
  Diluted...................................................         0.54          0.53

                              MOVIE GALLERY, INC.

     In addition to the Video Update acquisition, the Company purchased 31 stores in five separate transactions for approximately $6.6 million during Fiscal 2001 and recorded approximately $3.5 million of goodwill related to these transactions.

3.  PROPERTY, FURNISHINGS AND EQUIPMENT

     Property, furnishings and equipment consists of the following (in thousands):

                                                              DECEMBER 31,   JANUARY 6,
                                                                  2000          2002
                                                              ------------   ----------
Land and buildings..........................................    $  4,006      $  6,735
Furniture and fixtures......................................      37,291        45,395
Equipment...................................................      33,616        44,364
Leasehold improvements and signs............................      36,860        48,342
                                                                --------      --------
                                                                 111,773       144,836
Accumulated depreciation....................................     (58,649)      (73,097)
                                                                --------      --------
                                                                $ 53,124      $ 71,739
                                                                ========      ========

4.  LONG-TERM DEBT

     On June 27, 2001, the Company entered into a credit agreement with a syndicate of banks, led by SouthTrust Bank, with respect to a new revolving credit facility (the "Facility"). This Facility replaces a similar revolving credit facility with First Union National Bank of North Carolina (the "First Union Facility") which was due to expire on January 7, 2002. The new Facility is unsecured and provides for borrowings of up to $65 million through July 6, 2002, $55 million through July 5, 2003 and $45 million until final maturity on July 4, 2004. The interest rate on the Facility is based on LIBOR plus an applicable margin percentage, which depends on the Company's cash flow generation and borrowings outstanding. At January 6, 2002, $26 million was outstanding, approximately $38.5 million was available for borrowing and the effective interest rate was approximately 4.5%.

     The terms of the new Facility required the Company to enter into a new interest rate swap agreement. In December 2001, the Company entered into an interest rate swap with SouthTrust Bank in order to hedge exposure to interest rate fluctuations. The Company's interest rate swap pays a 3.5% fixed rate of interest plus an applicable margin percentage and receives variable rates of interest for two years on $10 million of debt outstanding under the new Facility. The swap is considered a cash flow hedge and is accounted for pursuant to Statement 133.

     As a result of the new Facility, the Company incurred an extraordinary loss on the early extinguishment of debt of approximately $177,000 (net of taxes of $113,000), or less than $0.01 per diluted share. The extraordinary loss consists primarily of unamortized debt issue costs associated with the previous credit facility and unamortized amounts associated with the termination of the interest rate swap agreement.

     The First Union Facility provided for borrowings of up to $65 million and carried an interest rate based on LIBOR plus an applicable margin percentage, dependant upon the Company's cash flow generation and borrowings outstanding. Concurrent with the First Union Facility, the Company amended its then existing interest rate swap to coincide with the maturity of the First Union Facility. The amended interest rate swap was structured to fix the Company's interest rate exposure on $37 million of the outstanding borrowings at 5.8% plus an applicable margin percentage and was terminated prior to refinancing of the credit facility in June 2001. Under the amended interest rate swap, the Company paid a

                              MOVIE GALLERY, INC.

fixed rate of interest and received payment based on a variable rate of interest. The difference in amounts paid and received under the contract was accrued and recognized as an adjustment to interest expense on the debt, prior to the adoption of Statement 133.

     As a result of the First Union Facility and the amended interest rate swap agreement, the Company recognized an extraordinary loss on the extinguishment of debt of approximately $682,000 (net of income taxes of $359,000), or $.02 per share, during the first quarter of Fiscal 1999. The extraordinary loss was comprised primarily of unamortized debt issue costs associated with the Company's previous credit facility and the negative value of the previous interest rate swap at January 7, 1999.

5.  INCOME TAXES

     The following reflects actual income tax expense (in thousands):

                                                                FISCAL YEAR ENDED
                                                      --------------------------------------
                                                      JANUARY 2,   DECEMBER 31,   JANUARY 6,
                                                         2000          2000          2002
                                                      ----------   ------------   ----------
Current payable:
  Federal...........................................    $1,673        $1,439        $5,548
  State.............................................       198           315           653
                                                        ------        ------        ------
Total current.......................................     1,871         1,754         6,201
Deferred:
  Federal...........................................     2,454         4,056         3,456
  State.............................................       290           615           244
                                                        ------        ------        ------
Total deferred......................................     2,744         4,671         3,700
                                                        ------        ------        ------
                                                        $4,615        $6,425        $9,901
                                                        ======        ======        ======

     A reconciliation of income tax expense at the federal income tax rate to the Company's effective income tax provision is as follows (in thousands):

                                                                 FISCAL YEAR ENDED
                                                       --------------------------------------
                                                       JANUARY 2,   DECEMBER 31,   JANUARY 6,
                                                          2000          2000          2002
                                                       ----------   ------------   ----------
Income tax expense at statutory rate.................    $3,855        $5,569        $8,552
State income tax expense, net of federal income tax
  benefit............................................       317           604           583
Other, net (primarily goodwill not deductible for tax
  purposes)..........................................       443           252           766
                                                         ------        ------        ------
                                                         $4,615        $6,425        $9,901
                                                         ======        ======        ======

     Pending the completion of final closing tax returns for Video Update, the Company had net operating loss carryforwards at January 6, 2002 resulting from the Video Update acquisition (see Note 2 -- Acquisitions) of approximately $67.0 million for income taxes that expire in years 2007 through 2021. The Company has recorded a valuation allowance of $18.4 million related to its net deferred tax assets as management is uncertain as to whether sufficient taxable income will be generated to allow the net deferred tax assets to be realized.

                              MOVIE GALLERY, INC.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income taxes. Components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                              DECEMBER 31,   JANUARY 6,
                                                                  2000          2002
                                                              ------------   ----------
Deferred tax assets:
  Non-compete agreements....................................    $  4,979      $  4,573
  Alternative minimum tax credit carryforward...............       4,163         4,169
  Net operating loss carryforwards..........................          --        25,490
  Accrued liabilities.......................................         502           770
  Other.....................................................         731         1,357
                                                                --------      --------
Total deferred tax assets...................................      10,375        36,359
Valuation allowance.........................................          --       (18,412)
                                                                --------      --------
Net deferred tax assets.....................................      10,375        17,947
Deferred tax liabilities:...................................          --
  Furnishings and equipment.................................      (6,003)       (6,494)
  Rental inventory..........................................      (6,351)       (6,473)
  Goodwill..................................................      (2,251)       (1,986)
  Other.....................................................          --        (2,459)
                                                                --------      --------
Total deferred tax liabilities..............................     (14,605)      (17,412)
                                                                --------      --------
Net deferred tax assets (liabilities).......................    $ (4,230)     $    535
                                                                ========      ========

6.  STOCKHOLDERS' EQUITY

  COMMON STOCK

     The Company's Board of Directors approved two three-for-two stock splits, which were effected on August 31, 2001 and January 3, 2002 in the form of stock dividends. The stock splits increased the number of shares of common stock outstanding by a total of 14,894,399 shares. All prior periods have been restated to reflect the stock splits.

     In 1995, the Company registered shares of common stock with an aggregate public offering price of $127,000,000. This common stock may be offered directly through agents, underwriters or dealers or may be offered in connection with business acquisitions. As of January 6, 2002, common stock of approximately $83,000,000 was available to be issued from this registration.

  EARNINGS PER SHARE

     Basic earnings per share and basic pro forma earnings per share are computed based on the weighted average number of shares of common stock outstanding during the periods presented. Diluted earnings per share and diluted pro forma earnings per share are computed based on the weighted average number of shares of common stock outstanding during the periods presented, increased solely by the effects of shares to be issued from the exercise of dilutive common stock options (574,000, 67,000 and 1,383,000 for Fiscal 1999, 2000 and 2001, respectively). No adjustments were made to net income in the computation of basic or diluted earnings per share.

                              MOVIE GALLERY, INC.

  STOCK OPTION PLAN

     In July 1994, the Board of Directors adopted, and the stockholders of the Company approved, the 1994 Stock Option Plan (the "Plan"). The Plan provides for the award of incentive stock options, stock appreciation rights, bonus rights and other incentive grants to employees, independent contractors and consultants. Currently 6,750,000 shares are reserved for issuance under the Plan, 2,553,458 of which have been exercised as of January 6, 2002. Options granted under the Plan have a ten-year term and generally vest over three to five years.

     In accordance with the provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, the Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the Plan and, accordingly, has not recognized compensation cost in connection with the Plan. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by Statement 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below. The effect on net income and earnings per share is not expected to be indicative of the effects on net income and earnings per share in future years.

                                                                FISCAL YEAR ENDED
                                                      --------------------------------------
                                                      JANUARY 2,   DECEMBER 31,   JANUARY 6,
                                                         2000          2000          2002
                                                      ----------   ------------   ----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Pro forma net income................................    $3,801        $8,496       $18,376
Pro forma earnings per share:
  Basic.............................................      0.13          0.33          0.71
  Diluted...........................................      0.13          0.33          0.68

     The fair value of each option grant was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                                FISCAL YEAR ENDED
                                                      --------------------------------------
                                                      JANUARY 2,   DECEMBER 31,   JANUARY 6,
                                                         2000          2000          2002
                                                      ----------   ------------   ----------
Expected volatility.................................    0.720         0.703         0.706
Risk-free interest rate.............................     6.39%         5.15%         5.41%
Expected life of option in years....................      6.0           5.7           5.5
Expected dividend yield.............................      0.0%          0.0%          0.0%

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     In March 2000, the FASB issued Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25. The Interpretation requires that stock options that have been modified to reduce the exercise price be accounted for as variable. The Company repriced 864,000 stock options in March 2001, and reduced the exercise price to $1.78 per share. Assuming all repriced stock options are exercised, the Company will receive $.6 million less than if no repricing had occurred. Under Interpretation 44, the repriced stock options are accounted for as variable until the stock options are exercised, forfeited or expire unexercised.

                              MOVIE GALLERY, INC.

     A summary of the Company's stock option activity and related information is as follows:

                                                                              WEIGHTED
                                                            OUTSTANDING   AVERAGE EXERCISE
                                                              OPTIONS     PRICE PER SHARE
                                                            -----------   ----------------
Outstanding at January 4, 1999............................   4,925,023         $4.32
  Granted.................................................     999,000          1.94
  Exercised...............................................     (27,788)         1.72
  Cancelled...............................................    (773,014)         1.85
                                                            ----------
Outstanding at January 2, 2000............................   5,123,221          4.25
  Granted.................................................     911,250          1.42
  Exercised...............................................          --            --
  Cancelled...............................................    (313,830)         2.28
                                                            ----------
Outstanding at December 31, 2000..........................   5,720,641          3.91
  Granted.................................................          --            --
  Exercised...............................................  (2,128,927)         2.26
  Cancelled...............................................    (146,205)         4.99
                                                            ----------
Outstanding at January 6, 2002............................   3,445,509          4.71
                                                            ==========
Exercisable at January 2, 2000............................   3,241,960          5.35
                                                            ==========
Exercisable at December 31, 2000..........................   3,755,941          5.02
                                                            ==========
Exercisable at January 6, 2002............................   2,236,021          6.39
                                                            ==========

     Options outstanding as of January 6, 2002 had a weighted-average remaining contractual life of 6.3 years and exercise prices ranging from $1.00 to $18.00 as follows:

                                                               EXERCISE PRICE OF
                                              ---------------------------------------------------
                                              $1.00 TO $2.00   $6.00 TO $11.00   $13.00 TO $18.00
                                              --------------   ---------------   ----------------
Options outstanding.........................     2,319,609          619,650            506,250
Weighted-average exercise price.............         $1.64            $7.40             $15.50
Weighted-average remaining contractual
  life......................................     7.6 years        3.5 years          3.5 years
Options exercisable.........................     1,110,121          619,650            506,250
Weighted-average exercise price of
  exercisable options.......................         $1.67            $7.40             $15.50

                              MOVIE GALLERY, INC.

7.  COMMITMENTS AND CONTINGENCIES

     Rent expense for Fiscal 1999, 2000 and 2001 totaled $41,683,000, $45,132,000 and $50,985,000, respectively. Future minimum payments under noncancellable operating leases which contain renewal options and escalation clauses with remaining terms in excess of one year consisted of the following at January 6, 2002 (in thousands):

2002........................................................  $ 48,584
2003........................................................    42,587
2004........................................................    31,454
2005........................................................    20,189
2006........................................................    10,051
Thereafter..................................................    17,439
                                                              --------
                                                              $170,304
                                                              ========

     The Company has a supply contract with Rentrak Corporation ("Rentrak") which requires the Company to order VHS rental inventory under lease sufficient to require an aggregate minimum payment of $4 million per year in revenue sharing, handling fees, sell through fees and end-of-term buyout fees. The agreement expires in 2006. In March 2001, the Company and Rentrak amended the terms of the Company's existing supply contract with Rentrak. The Company paid Rentrak $1.6 million in connection with the amendment to the contract. Additionally, the Company prepaid approximately $.9 million to be applied over a three-year period against future amounts due under the contract.

     The Company is a defendant in certain putative class action lawsuits alleging that the extended viewing fees charged for keeping rental products beyond the initial rental period are penalties in violation of certain common law and equitable principles. The dollar amounts that the plaintiffs seek is not set forth in the complaints. The Company believes that the extended viewing fees do not violate any laws and intends to vigorously defend these lawsuits.

     The Company is occasionally involved in litigation in the ordinary course of its business, none of which, individually or in the aggregate, is material to the Company's business or results of operations.

                              MOVIE GALLERY, INC.

8.  FOREIGN OPERATIONS

     Beginning in Fiscal 2001, the Company operated in both the United States and Canada. The following table sets forth the consolidated revenues, operating income and assets of the Company by geographic area. All intercompany balances and transactions have been eliminated.

                                                              FISCAL YEAR ENDED
                                                               JANUARY 6, 2002
                                                              -----------------
                                                               (IN THOUSANDS)
Revenues:
  United States.............................................      $367,637
  Canada....................................................         1,494
                                                                  --------
Total revenues..............................................      $369,131
                                                                  ========
Operating income:
  United States.............................................      $ 26,696
  Canada....................................................           474
                                                                  --------
Total operating income......................................      $ 27,170
                                                                  ========
Assets (at end of fiscal year):
  United States.............................................      $258,691
  Canada....................................................        11,441
                                                                  --------
Total assets................................................      $270,132
                                                                  ========

                              MOVIE GALLERY, INC.

9.  SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of unaudited quarterly results of operations (in thousands, except per share data):

                                                        THIRTEEN WEEKS ENDED
                                          -------------------------------------------------
                                          APRIL 2,   JULY 2,    OCTOBER 1,     DECEMBER 31,
                                            2000      2000         2000            2000
                                          --------   -------   -------------   ------------
Revenues................................  $81,493    $77,345      $75,350        $ 84,748
Operating income........................  $ 7,478    $ 4,237      $ 1,893        $  6,082
Net income..............................  $ 3,900    $ 1,935      $   561        $  3,090
Basic and diluted earnings per share....  $  0.14    $  0.08      $  0.02        $   0.12

                                                 THIRTEEN WEEKS ENDED           FOURTEEN
                                          ----------------------------------   WEEKS ENDED
                                          APRIL 1,   JULY 1,   SEPTEMBER 30,   JANUARY 6,
                                            2001      2001         2001           2002
                                          --------   -------   -------------   -----------
Revenue.................................  $91,571    $82,987      $86,467       $108,106
Operating income........................  $ 7,413    $ 2,600      $ 2,750       $ 14,407
Income before extraordinary item........  $ 4,019    $ 1,104      $ 1,271       $  8,139
Extraordinary loss on early
  extinguishment of debt................       --       (177)          --             --
                                          -------    -------      -------       --------
Net income..............................  $ 4,019    $   927      $ 1,271       $  8,139
                                          =======    =======      =======       ========
Basic earnings per share:
  Income before extraordinary item......  $  0.16    $  0.04      $  0.05       $   0.30
  Extraordinary loss on early
     extinguishment of debt.............       --         --           --             --
                                          -------    -------      -------       --------
Net income..............................  $  0.16    $  0.04      $  0.05       $   0.30
                                          =======    =======      =======       ========
Diluted earnings per share:
  Income before extraordinary item......  $  0.16    $  0.04      $  0.05       $   0.28
  Extraordinary loss on early
     extinguishment of debt.............       --         --           --             --
                                          -------    -------      -------       --------
Net income..............................  $  0.16    $  0.04      $  0.05       $   0.28
                                          =======    =======      =======       ========

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Movie Gallery, Inc. and subsidiaries

     We have audited the accompanying consolidated balance sheet of Video Update, Inc. and subsidiaries (debtor-in-possession) as of April 30, 2001, and the related consolidated statements of operations and comprehensive loss, shareholders' deficit, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Video Update, Inc. and subsidiaries (debtor-in-possession) as of April 30, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, during the year ended April 30, 2001, the Company incurred a net loss of $144,178,000. In addition, the Company had an accumulated deficit of $298,373,000 and a shareholders' deficit of $180,214,000 as of April 30, 2001. These factors, among others, as discussed in Note 2 to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
February 15, 2002

                      VIDEO UPDATE, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

                           CONSOLIDATED BALANCE SHEET
                                 APRIL 30, 2001

                                  ASSETS

CURRENT ASSETS
  Cash and cash equivalents.................................  $   1,571,000
  Accounts receivable, net of allowance for uncollectible
     accounts of $2,242,000.................................        337,000
  Merchandise inventory.....................................        318,000
                                                              -------------
          Total current assets..............................      2,226,000
  Video and game rental inventory, net......................     25,396,000
  Property and equipment, net...............................      7,669,000
  Prepaid expenses..........................................        808,000
  Other assets..............................................      1,072,000
                                                              -------------
          Total assets......................................  $  37,171,000
                                                              =============

                   LIABILITIES AND SHAREHOLDERS' DEFICIT

LIABILITIES NOT SUBJECT TO COMPROMISE
  CURRENT LIABILITIES
     Accounts payable.......................................  $  12,758,000
     Accrued expenses.......................................      7,199,000
     Accrued rent...........................................      2,740,000
     Accrued compensation...................................      2,598,000
                                                              -------------
          Total current liabilities.........................     25,295,000
  Note payable..............................................        414,000
                                                              -------------
          Total liabilities not subject to compromise.......     25,709,000
LIABILITIES SUBJECT TO COMPROMISE...........................    191,676,000
                                                              -------------
          Total liabilities.................................    217,385,000
                                                              -------------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' DEFICIT
  Preferred stock, $0.01 par value 5,000,000 shares
     authorized no shares issued and outstanding............             --
  Class A common stock, $0.01 par value 60,000,000 shares
     authorized 29,278,457 shares issued and outstanding....        293,000
  Additional paid-in capital................................    121,278,000
  Accumulated other comprehensive loss......................     (3,412,000)
  Accumulated deficit.......................................   (298,373,000)
                                                              -------------
          Total shareholders' deficit.......................   (180,214,000)
                                                              -------------
          Total liabilities and shareholders' deficit.......  $  37,171,000
                                                              =============

   The accompanying notes are an integral part of these financial statements.

                      VIDEO UPDATE, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

          CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
                       FOR THE YEAR ENDED APRIL 30, 2001

REVENUES
  Rental revenue............................................  $ 125,834,000
  Product sales.............................................     14,774,000
  Service fees..............................................        563,000
                                                              -------------
     Total revenues.........................................    141,171,000
                                                              -------------
COSTS AND EXPENSES
  Cost of revenues..........................................     45,500,000
  Selling, general, and administrative......................     15,352,000
  Store operating expenses..................................    108,941,000
  Amortization of debt discount.............................      1,082,000
  Amortization of goodwill..................................      3,814,000
  Loss on store closures....................................     10,486,000
  Loss on disposal of assets................................        527,000
  Property and equipment valuation charge...................     18,078,000
  Goodwill valuation charge.................................     62,334,000
                                                              -------------
     Total costs and expenses...............................    266,114,000
                                                              -------------
LOSS FROM OPERATIONS........................................   (124,943,000)
                                                              -------------
OTHER INCOME (EXPENSE)
  Other income..............................................         90,000
  Interest expense..........................................     (6,074,000)
                                                              -------------
     Total other income (expense)...........................     (5,984,000)
                                                              -------------
LOSS BEFORE REORGANIZATION ITEMS............................   (130,927,000)
                                                              -------------
REORGANIZATION ITEMS
  Professional fees.........................................      3,206,000
  Write-off of debt discount and loan costs.................      7,938,000
  Settlements and other.....................................      2,107,000
                                                              -------------
     Total reorganization items.............................     13,251,000
                                                              -------------
NET LOSS....................................................   (144,178,000)
ACCUMULATED OTHER COMPREHENSIVE LOSS........................       (237,000)
                                                              -------------
COMPREHENSIVE LOSS APPLICABLE TO COMMON SHAREHOLDERS........  $(144,415,000)
                                                              =============
BASIC AND DILUTED LOSS PER SHARE............................  $       (4.93)
                                                              =============
WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING USED TO
  COMPUTE BASIC AND DILUTED LOSS PER SHARE..................     29,278,457
                                                              =============

   The accompanying notes are an integral part of these financial statements.

                      VIDEO UPDATE, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

                CONSOLIDATED STATEMENT OF SHAREHOLDERS' DEFICIT
                       FOR THE YEAR ENDED APRIL 30, 2001

                                                                      ACCUMULATED
                              CLASS A COMMON STOCK     ADDITIONAL        OTHER
                              ---------------------     PAID-IN      COMPREHENSIVE    ACCUMULATED
                                SHARES      AMOUNT      CAPITAL          LOSS           DEFICIT          TOTAL
                              ----------   --------   ------------   -------------   -------------   -------------
BALANCE, APRIL 30, 2000.....  29,278,457   $293,000   $121,278,000    $(3,175,000)   $(154,195,000)  $ (35,799,000)
Foreign currency
  translation...............                                             (237,000)                        (237,000)
Net loss....................                                                          (144,178,000)   (144,178,000)
                              ----------   --------   ------------    -----------    -------------   -------------
BALANCE, APRIL 30, 2001.....  29,278,457   $293,000   $121,278,000    $(3,412,000)   $(298,373,000)  $(180,214,000)
                              ==========   ========   ============    ===========    =============   =============

   The accompanying notes are an integral part of these financial statements.

                      VIDEO UPDATE, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                       FOR THE YEAR ENDED APRIL 30, 2001

CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss..................................................  $(144,178,000)
  Adjustments to reconcile net loss to net cash provided by
     operating activities
     Depreciation and amortization..........................     34,414,000
     Write-off of debt discount and loan costs..............      8,385,000
     Loss on disposal of property and equipment.............     11,013,000
     Property and equipment valuation charge................     18,078,000
     Goodwill valuation charge..............................     62,334,000
     Decrease in
       Accounts receivable..................................      1,486,000
       Merchandise inventory................................      1,798,000
       Other assets.........................................         78,000
     Increase (decrease) in
       Accounts payable.....................................     35,328,000
       Accrued expenses.....................................     (5,103,000)
       Accrued rent.........................................     (3,931,000)
       Accrued compensation.................................     (2,922,000)
                                                              -------------
          Net cash provided by operating activities.........     16,780,000
                                                              -------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of video and game rental inventory...............    (10,336,000)
  Purchase of property and equipment........................     (1,193,000)
                                                              -------------
          Net cash used in investing activities.............    (11,529,000)
                                                              -------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Payments on notes payable.................................     (5,206,000)
                                                              -------------
          Net cash used in financing activities.............     (5,206,000)
                                                              -------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH.....................       (237,000)
                                                              -------------
          Net decrease in cash and cash equivalents.........       (192,000)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR................      1,763,000
                                                              -------------
CASH AND CASH EQUIVALENTS, END OF YEAR......................  $   1,571,000
                                                              =============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Interest paid.............................................  $   4,250,000
                                                              =============
  Income taxes paid.........................................  $     111,000
                                                              =============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION FOR
  REORGANIZATION EXPENSES PAID IN CONNECTION WITH THE
  CHAPTER 11 PROCEEDING
  Professional fees paid for services.......................  $   2,754,000
                                                              =============

   The accompanying notes are an integral part of these financial statements.

                      VIDEO UPDATE, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 APRIL 30, 2001

NOTE 1 -- ORGANIZATION AND LINE OF BUSINESS

     Video Update, Inc. ("Video Update") (debtor-in-possession) and subsidiaries (collectively, the "Company") own and operate retail video stores and sell and support retail video franchises in the United States and Canada.

NOTE 2 -- REORGANIZATION UNDER CHAPTER 11 AND GOING CONCERN CONSIDERATIONS

  FINANCIAL REPORTING FOR BANKRUPTCY PROCEEDINGS

     On September 18, 2000, the Company filed a voluntary petition for reorganization under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court for the District of Delaware. On December 20, 2001, the Bankruptcy Court confirmed the Company's Plan of Reorganization (the "Plan"), and the Plan became effective on December 21, 2001.

     According to Statement of Position ("SOP") 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," the financial statements of an entity in a Chapter 11 reorganization proceeding should distinguish transactions and events that are directly associated with the reorganization from those operations of the ongoing business as it evolves. Accordingly, SOP 90-7 requires the following financial reporting and accounting treatment:

     - Balance Sheet -- The balance sheet separately classifies liabilities subject to compromise from liabilities not subject to compromise.

     - Statement of Operations -- Pursuant to SOP 90-7, revenues and expenses, realized gains and losses, and provisions for losses resulting from the reorganization and restructuring of the business are reported in the statement of operations separately. Professional fees are expensed as incurred. Interest expense is reported only to the extent that it will be paid during the proceeding or that it is probable that it will be an allowed claim.

     - Statement of Cash Flows -- Reorganization items are reported separately within the operating, investing, and financing categories of the statement of cash flows with respect to the financial statements, or details of operating cash receipts and payments resulting from the reorganization are disclosed in a supplementary schedule.

  TERMS OF PLAN OF REORGANIZATION SUBSEQUENT TO APRIL 30, 2001

     On or about May 2, 2001, all but one of the syndicate of lenders led by BNP Paribas (the "Bank Group") assigned their rights, claims, and interests under the Senior Facility (see Note 6) to Movie Gallery, Inc. ("Movie Gallery"). As a result, Movie Gallery owned or controlled approximately 92% of the secured and under-secured claims formerly held by the Bank Group at April 30, 2001.

     On May 16, 2001, the Company and Movie Gallery entered into a Chapter 11 Financing Agreement (the "Debtor-in-Possession ("DIP") Agreement"), pursuant to which Movie Gallery agreed to grant the Company $5,000,000 in post-petition financing. In return, the Company granted to Movie Gallery a super-priority administrative claim, secured by a priming lien against all of the Company's assets. The post-petition financing under the DIP agreement was subsequently increased to $6,500,000.

     Upon confirmation of the Plan effective December 21, 2001, the entire balance of the DIP facility became due and payable to Movie Gallery, and Movie Gallery received new common stock of the reorganized Company in exchange for a full and complete release of the Company's obligations under the

                      VIDEO UPDATE, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

DIP Agreement. The outstanding stock, options, and warrants of the Company before confirmation were canceled.

     Under the Plan, the Company's financial affairs will be completely restructured under circumstances, whereby Movie Gallery will (a) exchange its $6,500,000 super-priority administrative claim for newly issued common stock in the reorganized Company; (b) contribute cash to enable the reorganized Company to satisfy certain priority, administrative, and tax claims, (c) agree to provide the reorganized Company future working capital financing, and (d) waive its unsecured deficiency claim.

  GOING CONCERN CONSIDERATIONS

     The accompanying financial statements have been prepared on a going-concern basis, which contemplates continuation of operations and realization of assets and liquidation of liabilities in the ordinary course of business. These financial statements do not include any adjustments that might be necessary as a result of the outcome of the uncertainties discussed herein, including the effect of the Plan.

NOTE 3 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Video Update and its wholly owned subsidiaries, Tinseltown Video, Inc., Moovies, Inc., Moovies of the Carolinas, Inc., Pic-A-Flick of Greenville, Inc., Moovies of Georgia, Inc., The Movie Store #2, Rio Media Associates, Inc., Moovies of Iowa, Inc., Moovies of Michigan, Inc., Movie Warehouse Franchise Systems, Inc., E.C.6, Inc., DCO, Inc., SONI, Inc., SNO, Inc., PQ3, Inc., D-Skippy, Inc., GBO, Inc., and PTO, Inc. All significant inter-company accounts and transactions are eliminated in consolidation.

  REVENUE RECOGNITION

     The Company receives and recognizes continuing monthly royalty and other fee revenue from its franchisees based on a percentage of the franchisees' gross monthly revenue. Royalty fees and other fee revenues will continue for the initial terms of the franchise agreements, after which the revenues will be based upon renewed franchise agreements. Revenue on videos and games is recognized at the time of rental or sale. Extended viewing fee revenue is recognized when collected from the customer.

  COMPREHENSIVE INCOME

     The Company utilizes Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. Comprehensive income is presented in the Company's financial statements for foreign currency translation adjustments.

  CASH AND CASH EQUIVALENTS

     For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Included in cash and cash equivalents is $50,000 of restricted cash related to a certificate of deposit with a bank to secure a line of credit issued by the bank to a landlord of the Company. This certificate of deposit will remain with the bank until the expiration of a certain store lease in March 2005.

                      VIDEO UPDATE, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of cost (first in, first out) or market. Inventory consists of videocassettes, DVDs, and games held for sale, supplies, and concessions.

  VIDEO AND GAME RENTAL INVENTORY

     Video and game rental inventory is stated at cost and is amortized over the estimated economic life as follows:

NUMBER OF COPIES
OF TITLE PER STORE                                        AMORTIZATION POLICY
------------------                                        -------------------
One through three.........................  Accelerated basis to a net book value of $8 over the first three months and then straight-line
                                            over 33 months to a salvage value of $4 per
                                            video.
Four and over.............................  Accelerated basis to a net book value of $4 over the first three months and then fully amortized
                                            on a straight-line basis over nine months.

     Game rental inventory is amortized on a straight-line basis to $10 over 12 months and then straight-line over six months to a salvage value of $4 per game.

     Video and game rental inventory at April 30, 2001 is net of accumulated amortization of $249,863,000. For the year ended April 30, 2001, amortization expense was $23,916,000.

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over estimated useful lives as follows:

Buildings.................................  40 years
Furniture and equipment...................  5 to 10 years
Leasehold improvements....................  lesser of estimated economic life or the lease term

  GOODWILL

     Goodwill consisted principally of excess cost over net assets from the acquisitions of businesses.

  IMPAIRMENT OF LONG-LIVED ASSETS

     The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. The Company recorded write-downs of $18,078,000 in property and equipment during the year ended April 30, 2001.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, accrued rent, and accrued compensation, the carrying amounts approximate fair value due to their short maturities. The amount

                      VIDEO UPDATE, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

shown for note payable also approximates fair value because current interest rates offered to the Company for debt of similar maturities are substantially the same.

  STOCK-BASED COMPENSATION

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," for its employee stock-based compensation plans. The Company has elected to recognize compensation expense for its stock-based compensation plans in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense is recognized for stock options with exercise prices equal to, or in excess of, the market value of the underlying shares of stock at the date of grant.

  ADVERTISING COSTS

     The Company expenses advertising costs as incurred. Advertising costs for the year ended April 30, 2001 were $220,000.

  INCOME TAXES

     Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial report amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period, if any, and the change during the period in deferred tax assets and liabilities.

  LOSS PER SHARE

     The Company utilizes SFAS No. 128, "Earnings per Share." Basic loss per share is computed by dividing loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Common equivalent shares are excluded from the computation if their effect is anti-dilutive. As such, basic and diluted loss per share are the same.

  ESTIMATES

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  CONCENTRATIONS OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high credit, quality financial institutions. At times, such cash and cash equivalents may be in excess of the Federal Deposit Insurance Corporation insurance limit of $100,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

                      VIDEO UPDATE, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

With respect to accounts receivable, the Company routinely assesses the financial strength of its customers and, as a consequence, believes that the receivable credit risk exposure is limited.

  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." This statement addresses financial accounting and reporting for business combinations and supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Pre-Acquisition Contingencies of Purchased Enterprises." All business combinations in the scope of this statement are to be accounted for using one method, the purchase method. The provisions of this statement apply to all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method for those business combinations is prohibited. This statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. The Company does not expect adoption of SFAS No. 141 to have a material impact, if any, on its financial position or results of operations.

     In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. It is effective for fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not been issued previously. The Company does not expect adoption of SFAS No. 142 to have a material impact, if any, on its financial position or results of operations.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of long-lived assets, except for certain obligations of lessees. This statement is not applicable to the Company.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business, and amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for subsidiaries for which control is likely to be temporary. The Company does not expect adoption of SFAS No. 144 to have a material impact, if any, on its financial position or results of operations.

NOTE 4 -- GOODWILL

     During the course of the Company's strategic review of its prior acquisitions in the year ended April 30, 2001, the Company recorded charges of $62,334,000, relating to the impairment of certain intangible assets held for use when it was determined that future undiscounted cash flows associated with these assets were insufficient to recover their carrying value. The impaired assets principally represented the Company's ownership interest in the acquired stores. The assets were written down to their fair market value of $0, which was determined on the basis of the present value of future cash flows.

                      VIDEO UPDATE, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 5 -- PROVISION FOR STORE CLOSING AND OTHER CHARGES

     During the years ended April 30, 1999 and 1998, the Company completed extensive analysis of its base store performance and adopted business restructuring plans to close a number of its stores. Substantially all of the identified stores were closed by April 30, 2000. During the year ended April 30, 2001, the remaining accruals related to these restructuring plans were either paid or reversed. In conjunction with the bankruptcy filing during the year ended April 30, 2001, additional stores were identified for closure, and $1,506,000 was expensed during the year related to these closures. As of April 30, 2001, the Company had a reserve for store closures totaling $1,691,000.

NOTE 6 -- PROPERTY AND EQUIPMENT

     Property and equipment at April 30, 2001 consisted of the following:

Land........................................................  $   488,000
Buildings...................................................    1,403,000
Furniture and equipment.....................................   18,163,000
Capitalized construction....................................    2,728,000
Leasehold improvements......................................   11,470,000
                                                              -----------
                                                               34,252,000
Less accumulated depreciation and amortization..............   26,583,000
                                                              -----------
     Total..................................................  $ 7,669,000
                                                              ===========

     Depreciation and amortization expense was $6,075,000 for the year ended April 30, 2001.

     During the course of the Company's strategic review of its operations, the Company recorded charges of $18,078,000 for the year ended April 30, 2001, relating to the impairment of property and equipment to be held and used when it was determined that future undiscounted cash flows associated with these assets were insufficient to recover their carrying value. The assets were written down to fair market value, which was determined on the basis of market price and future discounted cash flows.

NOTE 7 -- FINANCING ARRANGEMENTS

  NOTE PAYABLE

     Note payable at April 30, 2001 consisted of a Secured Claim held by Wells Fargo Bank Minnesota, N.A. The Secured Claim arose out of a Commercial Installment Note and Credit Agreement dated January 10, 2000 and is secured by a Mortgage and Security Agreement and Fixture Financing Statement dated December 29, 1994, respecting the Company's real estate located in Cottage Grove, Minnesota.

  LIABILITIES SUBJECT TO COMPROMISE

     In March 1998, the Company entered into a $120,000,000 credit facility (the "Senior Facility") with a syndicate of banks led by Banque Paribas. The amount available for borrowing was subsequently reduced to $115,000,000 at April 30, 2000. Warrants were issued in connection with the amendments and were recorded as a discount on debt.

     As of August 15, 2000, the Company failed to make principal and interest payments of $6,000,000, which resulted in a default under its Senior Facility. The Company was unable to come to an agreement with all of its lenders concerning a modification of the credit agreement, and a liquidity crisis ensued. On September 18, 2000, the Company filed for protection under Chapter 11 of the United States Bankruptcy

                      VIDEO UPDATE, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Code. As a result, the Company's notes payable and related accrued interest have been classified as "Liabilities Subject to Compromise" as of April 30, 2001.

     Liabilities subject to compromise as of April 30, 2001 consisted of the following:

Notes payable subject to compromise.........................  $141,402,000
Trade accounts payable and other liabilities subject to
  compromise................................................    50,274,000
                                                              ------------
     Total..................................................  $191,676,000
                                                              ============

     Notes payable subject to compromise as of April 30, 2001 consisted of the following:

Senior Facility.............................................  $101,316,000
Capital expenditure loan....................................    15,000,000
Revolving loan..............................................     5,000,000
Notes payable to others.....................................    16,852,000
Accrued interest............................................     3,234,000
                                                              ------------
     Total..................................................  $141,402,000
                                                              ============

     As of September 18, 2000, all of the discounts on debt, which were recorded due to the issuance of warrants and loan fees, were written off to reorganization expense to adjust the net carrying amount of the debt to the expected allowed claim in bankruptcy court.

     At April 30, 2001, the Senior Facility has variable interest rates based on the "base rate" (i.e., the higher of the federal funds rate, plus 0.5%, or the prime commercial lending rate) or the inter-bank Eurodollar rate, plus an applicable margin rate. The capital expenditure loan, revolving loan, and notes payable to others have interest rates ranging from 0% to 12% and have original maturity dates ranging from January 2001 to December 2002.

  INTEREST EXPENSE

     On September 18, 2000, the Company discontinued accruing interest on the Senior Facility and other debt. The contractual interest expense would have been $17,329,000 as compared with the recorded amount of $6,074,000 for the year ended April 30, 2001.

  ADDITIONAL FINANCING SUBSEQUENT TO APRIL 30, 2001

     On or about May 2, 2001, all but one member of the Bank Group assigned their rights, claims, and interest under the Senior Facility to Movie Gallery (see Note 2). On May 16, 2001, the Company filed a motion for approval of the DIP Agreement (the "DIP Financing Motion"). At a hearing on May 18, 2001, the Bankruptcy Court granted the DIP Financing Motion on an interim basis, pursuant to which Movie Gallery extended to the Company an interim credit line up to $1,000,000 under the terms and conditions provided in the DIP Agreement. The Court granted the DIP Motion on a final basis on June 7, 2001. Movie Gallery granted the Company an aggregate of $6,500,000 in post-petition financing.

NOTE 8 -- COMMITMENTS AND CONTINGENCIES

  INVESTIGATIONS

     During the course of the Company's ongoing bankruptcy proceedings, there were investigations into allegations of theft, misappropriation of funds, and the destruction of Company documents by former management of the Company. Current management of the Company believes that all instances of potential

                      VIDEO UPDATE, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

fraud have been properly recorded in the financial statements of the Company and has not recorded additional accruals or estimates related to possible contingencies related to any fraud perpetrated against the Company by its former management.

     The result of the investigations did not have a material impact on the financial condition of the Company. However, there cannot be a guarantee that all incidents of fraud impacting the financial statements have been or will be discovered.

  LEASES

     The Company leases office and retail space under operating leases with terms of 36 to 222 months. These leases generally have a term of three to 10 years and provide options to renew for periods ranging from three to five additional years. Under the leasing agreements, the Company is generally responsible for the real estate taxes, insurance, and other expenses related to the property. The leases expire at varying dates through 2016. The Company also leases vehicles, computer equipment, and telecommunications equipment.

     Future minimum payments under the non-cancelable lease agreements at April 30, 2001 were as follows:

YEAR ENDING
APRIL 30,
-----------
2002........................................................  $20,610,000
2003........................................................   17,425,000
2004........................................................   15,343,000
2005........................................................   13,074,000
2006........................................................   10,941,000
Thereafter..................................................   22,174,000
                                                              -----------
     Total..................................................  $99,567,000
                                                              ===========

     Under Chapter 11, the Company has the right to reject any lease entered into by the Company before the bankruptcy filing date. Upon the confirmation of the Plan on December 20, 2001, the Company assumed 294 office and retail space leases and various equipment and vehicle leases. The remaining leases were rejected, and the liabilities related to these leases at year-end are included in liabilities subject to compromise or accounts payable based on the nature of the claim. The rejected leases have been excluded from the above schedule of future minimum payments.

  LITIGATION

     During the year ended April 30, 2001, the Company lost its appeals in connection with its long-time outstanding litigation with two companies. As a result of these lost appeals, insurance companies holding surety bonds posted by the Company upon appeal (for an amount equal to the trial court's settlement) were required to pay the amounts under the bonds to these companies. The amount paid by the insurance companies under the bonds during the year ended April 30, 2001 was $4,298,000. As such, the Company no longer has an obligation to these two companies resulting from the litigation settlement. However, the Company remains obligated to the insurance companies as the holders of the surety bonds. Amounts due to the insurance company in connection with these bonds are accrued within liabilities subject to compromise on the consolidated balance sheet at April 30, 2001.

                      VIDEO UPDATE, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In August 1998, the Company filed suit in federal court in Oregon against Rentrak Corporation ("Rentrak"). The Company alleged that Rentrak has violated the federal antitrust law, given Rentrak's position in the market and its exercise of monopoly power. Rentrak had counter-claimed for amounts it alleges were owed by Moovies, Inc. prior to the acquisition of Moovies, Inc. by the Company and for amounts it claims are due under a contract with the Company. As of April 30, 2001, $1,224,000 was accrued in liabilities subject to compromise on the consolidated balance sheet in regard to this exposure. Subsequent to April 30, 2001, this case was settled, and all liabilities of the Company related to this case were extinguished.

     The Company is involved in various other legal proceedings arising during the normal course of conducting business. Management believes that the resolution of these proceedings will not have any material impact on the Company's financial statements.

     Prior to filing Chapter 11, the Company had been involved in numerous legal proceedings with creditors and landlords. These proceedings have been stayed by the filing of bankruptcy. Management's best estimates of the amounts legally owed and allowable by the bankruptcy court are included in liabilities subject to compromise at April 30, 2001.

NOTE 9 -- SHAREHOLDERS' DEFICIT

  SHAREHOLDERS' RIGHTS AGREEMENT

     In April 1998, the Board of Directors approved the declaration of a dividend of one preferred share purchase right (a "Right") for each outstanding share of Class A common stock, par value $0.01 per share and for each outstanding Class B warrant of the Company. The dividend was paid on April 24, 1998 to the shareholders and Class B warrant holders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A junior participating preferred stock, par value $0.01 per share (the "Preferred Shares"), of the Company at a price of $20 per one one-hundredth of a Preferred Share subject to adjustment. Pursuant to the Plan, all rights were terminated upon confirmation of the Plan.

  STOCK OPTION PLANS

     In April 1994, the Company established an incentive stock option plan (the "1994 Stock Plan"), whereby 150,000 shares of Class A common stock have been reserved. The options can be either incentive stock options or nonqualified options, as defined by Section 422 of the Internal Revenue Code to be granted to eligible individuals. The exercise price for the incentive stock options granted under the 1994 Stock Plan may not be less than the fair market value of the Class A common stock on the date the option is granted.

     In September 1994, the Board of Directors approved the Formula Stock Option Plan (the "Formula Plan"), whereby 50,000 shares of Class A common stock have been reserved. The Formula Plan provides for the granting of options to non-management directors of the Company. The exercise price for the incentive stock options granted under the plan may not be less than the fair market value of the Class A common stock on the date the option is granted. To date, none of these options have been exercised.

     In May 1995, the Company established an additional stock option plan (the "1995 Plan"), whereby 850,000 shares were reserved for grant to eligible individuals to purchase Class A common stock of the Company. Options under the 1995 Plan may be incentive stock options or nonqualified options. The exercise price for the incentive stock options granted under the 1995 Plan may not be less than fair market value of the Class A common Stock on the date the option is granted. In August 1995, options to purchase 420,000 shares were exercised by the Chief Executive Officer and President of the Company.

                      VIDEO UPDATE, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In June 1996, the Board of Directors approved an additional stock option plan (the "1996 Plan"). The 1996 Plan provides for the granting of options to eligible individuals to purchase up to 820,000 shares of Class A common stock of the Company. Options under the 1996 Plan may be incentive stock options or nonqualified stock options. The exercise price for the incentive stock options granted under the plan, may not be less than the fair market value of the Class A common stock on the date the option is granted. To date, none of these options granted under such plan have been exercised.

     In January 1998, the Board of Directors approved an additional stock option plan (the "1998 Plan"). The 1998 Plan provides for the granting of options to eligible individuals to purchase up to 1,750,000 shares of Class A common stock of the Company. Options under the 1998 Plan may be incentive stock options or nonqualified stock options. The exercise price for the incentive stock options granted under the plan may not be less than the fair market value of the Class A common stock on the date the option is granted. To date, none of these options have been exercised.

     In August 1999, the Board of Directors approved the re-pricing of 1,360,000 stock options to $1.06 per share. In accordance with FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation in interpretation of ABP Opinion No. 25," the Company will be required to record compensation expense over the vesting period of these options commencing on July 1, 2000 to the extent the market value of these shares increases. Based on the market value of the shares, no compensation expense was recorded during the year ended April 30, 2001.

     During the year ended April 30, 1997, the Company adopted the disclosure-only provisions of SFAS No. 123, which allows companies to continue to account for employee stock-based compensation plans using the accounting prescribed by APB No. 25. The Company has elected to continue to account for employee stock-based compensation using APB No. 25, making pro forma disclosure of net loss and loss per share as if the fair value-based method had been applied.

     Accordingly, no compensation expense has been recorded for the stock option plans. Had compensation expense for the stock option plans been determined based on the fair value at the date of grant for awards during the year ended April 30, 2001 consistent with SFAS No. 123, the Company's net loss and loss per share for the year ended April 30, 2001 would have been reported as follows:

Comprehensive loss applicable to common shareholders
  As reported...............................................  $(144,415,000)
  Pro forma.................................................  $(144,681,000)
Basic loss per common share
  As reported...............................................  $       (4.93)
  Pro forma.................................................  $       (4.94)

     The pro forma effect of net loss and loss per share is not representative of the pro forma earnings (loss) in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

                      VIDEO UPDATE, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A summary of the Company's outstanding options and activity is as follows:

                                                                           WEIGHTED-
                                                                            AVERAGE
                                                              NUMBER OF    EXERCISE
                                                               OPTIONS       PRICE
                                                              ----------   ---------
Outstanding, April 30, 2000.................................  3,159,700      $0.76
  Cancelled.................................................   (882,000)     $0.53
                                                              ---------
     Outstanding, April 30, 2001............................  2,277,700      $0.85
                                                              =========
     Exercisable, April 30, 2001............................  1,860,200      $0.97
                                                              =========

     The exercise prices of the options outstanding at April 30, 2001 ranged from $0.10 to $10, and information relating to these options is as follows:

                                                                          WEIGHTED-     WEIGHTED-
                                                            WEIGHTED-      AVERAGE       AVERAGE
                                                             AVERAGE      EXERCISE      EXERCISE
RANGE OF                          STOCK         STOCK       REMAINING     PRICE OF      PRICE OF
EXERCISE                         OPTIONS       OPTIONS     CONTRACTUAL     OPTIONS       OPTIONS
PRICES                         OUTSTANDING   EXERCISABLE      LIFE       OUTSTANDING   EXERCISABLE
--------                       -----------   -----------   -----------   -----------   -----------
$0.10-0.25...................   1,176,000       784,000    7.25 years       $0.25         $0.25
$0.26-1.06...................   1,010,900       985,400    6.78 years       $1.06         $1.06
$1.07-5.00...................      16,500        16,500    2.69 years       $3.28         $3.28
$5.01-10.00..................      74,300        74,300    0.15 years       $6.85         $6.85
                                ---------     ---------
                                2,277,700     1,860,200
                                =========     =========

     Effective with confirmation of the Plan on December 20, 2001, all stock options and stock option plans were canceled.

NOTE 10 -- INCOME TAXES

     Components of the net deferred tax assets, resulting from differences in book and income tax accounting methods, are as follows at April 30, 2001:

Deferred income tax assets
  Depreciation and amortization.............................  $ 32,062,000
  Rent expense..............................................       805,000
  Net operating loss carryforwards..........................    65,651,000
  Restructuring and other...................................     2,619,000
                                                              ------------
                                                               101,137,000
Deferred tax asset valuation allowance......................   101,137,000
                                                              ------------
     Net deferred income tax assets.........................  $         --
                                                              ============

                      VIDEO UPDATE, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The reconciliation of the federal statutory rate (34%) to the Company's effective income tax rate was as follows for the year ended April 30, 2001:

Federal tax at statutory rate...............................  34.0%
State tax, net of federal benefit...........................   3.2
Canada......................................................   0.4
Goodwill amortization.......................................  (3.9)
Other.......................................................  (1.0)
                                                              ----
                                                              32.7
Change in valuation allowance...............................  32.7
                                                              ----
     Total..................................................    --%
                                                              ====

     Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes.

     At April 30, 2001, the Company had United States federal and state tax operating loss carryforwards of approximately $181,642,000, which begin to expire in 2007. Certain of the net operating loss carryforwards are limited to each year in accordance with the Internal Revenue Code.

     Prior to the Company's bankruptcy filing, an audit was conducted by the Internal Revenue Service. As a result of this audit, an assessment was made for the tax years ended April 30, 1998, 1997, 1996, and 1995 for approximately $3,000,000. The Company contested the assessment. Subsequent to April 30, 2001, the Company settled the claim for a one-time payment of $42,000.

NOTE 11 -- RELATED PARTY TRANSACTIONS

     Family members of certain shareholders and a Company director own a majority interest at April 30, 2001 in two franchise stores. The amount of service fees earned from these franchisees was $24,000 for the year ended April 30, 2001. The amount due from the franchisees at April 30, 2001 was $92,000.

     During the year ended April 30, 2001, the Company incurred expenses of $680,000 to Crossroads, LLC for bankruptcy reorganization services. The Chief Restructuring Officer and Chief Financial Officer, effective upon entry of a court order in January 2001, are affiliated with Crossroads, LLC. The Chief Restructuring Officer was also subsequently named interim Chief Executive Officer in May 2001, but resigned in November 2001. The Chief Financial Officer, upon the effective date of consummation of the Plan, also resigned.

     During the year ended April 30, 2001, the Company incurred expenses of $217,000 to a company for accounting and tax services of which a director of the Company is a member.

     During the year ended April 30, 1998, two officers issued notes to the Company (the "Recourse Notes") to facilitate stock option exercises for a total of $3,236,000. In addition, during the year ended April 30, 1998, the Company's Board of Directors approved an accrual of bonuses that were directed primarily to satisfy obligations resulting from the Recourse Notes. In prior years, the Company accrued additional bonuses to be used to satisfy the anticipated tax liabilities to the officers. The resulting accrual for compensation expense was recorded as an offset to the officers' loan obligation, or in essence, was treated as a loan forgiveness. During the year ended April 30, 2000, the net balance of one of the officer's Recourse Notes was paid. During the year ended April 30, 2001, the remaining Recourse Note consisted

                      VIDEO UPDATE, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

of accrued interest of $63,000. In January 2001, the officer to whom the remaining Recourse Note pertained resigned his position with the Company, and pursuant to an order of the Bankruptcy Court, was paid severance and other benefits in full and complete satisfaction of the Recourse Note.

NOTE 12 -- GEOGRAPHIC BUSINESS OPERATIONS

     The Company owns and operates retail video stores in the United States and Canada. A summary of the Company's operations by geographic area for the year ended April 30, 2001 is as follows. All inter-company revenues and expenses have been eliminated:

                                                              LOSS FROM     LONG-LIVED
                                               REVENUES      OPERATIONS       ASSETS
                                             ------------   -------------   -----------
United States..............................  $113,407,000   $(112,016,000)  $23,137,000
Canada.....................................    27,764,000     (12,927,000)    6,650,000
                                             ------------   -------------   -----------
     Total.................................  $141,171,000   $(124,943,000)  $29,787,000
                                             ============   =============   ===========

NOTE 13 -- SUBSEQUENT EVENTS

  ACQUISITION BY MOVIE GALLERY

     Effective December 21, 2001, Movie Gallery acquired 100% of the newly issued common stock of the reorganized Company under its Plan, which was confirmed by the United States Bankruptcy Court on December 20, 2001. The Company had been operating under Chapter 11 of the United States Bankruptcy Code since its voluntary filing on September 18, 2000. The acquisition of the newly issued common stock of the Company was in satisfaction of all amounts owed by the Company under a $6,500,000 debtor-in-possession financing agreement between the Company and Movie Gallery. In addition, Movie Gallery purchased certain senior secured debt of the Company for $8,500,000, funded amounts due to secured and unsecured creditors in accordance with confirmation of the Plan totaling $6,300,000, and assumed other post-bankruptcy filing liabilities of the Company.

  RESIGNATIONS OF OFFICERS AND MEMBERS OF THE BOARD OF DIRECTORS

     Upon the sale of the Company's senior debt to Movie Gallery on May 16, 2001, the Company's senior management, comprised of the Chief Executive Officer, the Chief Operations Officer, and a Senior Vice President, tendered their resignation with the approval of the Company's Board of Directors and the Committee of Unsecured Creditors (the "Creditors' Committee"). Other former Board of Directors' members resigned effective May 16, 2001. On June 7, 2001, the Bankruptcy Court approved written separation agreements and releases with these individuals.

  LITIGATION SETTLEMENTS

     Between 1995 and 1998, Winthrop Resources Corp. ("Winthrop") entered into a series of equipment leases with the Company for sophisticated point-of-sale cash registers and computer equipment. In January 2000, Winthrop filed suit against the Company in Minnesota State Court alleging that its equipment leases with the Company should be terminated for non-payment of rent. A partial summary judgment was entered by the State Court against the Company in the summer of 2000. The Company timely filed a notice of appeal from that ruling. Shortly after the bankruptcy filing, Winthrop moved for relief from the automatic stay to repossess its collateral. The Company argued that Winthrop should not be granted relief from stay because, among other things, the agreement was a disguised financing transaction.

                      VIDEO UPDATE, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     On December 1, 2000, the Court issued an opinion in which it sided with Winthrop and rejected the Company's attempt to have the lease with Winthrop re-characterized as a secured transaction. After extensive settlement discussions, the parties agreed to a stipulated Order resolving all claims between them, which was entered by the Court on August 3, 2001. Under the terms of the stipulated Order, the Company entered into a new lease for the equipment previously financed by Winthrop.

     Under the new lease, the Company will make 21 monthly payments totaling $750,000. At the end of the lease term, the Company will become the owner of the equipment at issue. At April 30, 2001, the Company's liability to Winthrop consisted of $1,450,000 in post-petition accounts payable and $1,573,000, which is included within liabilities subject to compromise on the consolidated balance sheet.

     As of June 20, 2001, the Company's liability to Robert Klein in relation to a litigation settlement was forgiven. An amount of $478,000 is accrued for this settlement within liabilities subject to compromise on the consolidated balance sheet at April 30, 2001.

     Subsequent to April 30, 2001, a settlement had been reached between Rentrak and the Company. The Company agreed to cease its federal antitrust law litigation against Rentrak, and Rentrak agreed to discontinue its counterclaim. The Company has accrued an amount of $1,224,000 for this liability within liabilities subject to compromise on the consolidated balance sheet at April 30, 2001. This case has subsequently been settled, whereby each side released the other from any and all claims without payment of money.

     Subsequent to April 30, 2001, a settlement was reached between Zeller World Trade, LLC ("Zeller") and the Company absolving the Company from liability resulting from claims filed by Zeller. As consideration, the Company terminated its actions against Zeller regarding a breach of contract lawsuit. The Company does not have an accrual for this item at April 30, 2001. This settlement was approved by the Bankruptcy Court on September 21, 2001.

     On or about June 1, 2001, the Company provided the official Creditors' Committee with information concerning alleged improprieties by certain former officers and others of the Company. By agreement of the parties, the Creditors' Committee, through its counsel and financial advisors, conducted a more formal inquiry and investigation. The Creditors' Committee has concluded that substantial credible information exists, which establishes that funds may have been misappropriated and, potentially, fraud has been perpetrated by certain former officers of the Company. Under the confirmed Plan, any and all claims against former officers of the Company that may be asserted by or on behalf of the Company and its respective creditors and shareholders have been assigned to a litigation trust.

  NEW LITIGATION

     At the time of its bankruptcy filing, the Company was a party to certain lease agreements with General Electric Capital Corporation ("GECC"). GECC claimed that the Company owed $2,500,000 in post-bankruptcy charges. The Company argued that the lease agreements were disguised financing transactions and that GECC was only entitled to the return of its equipment and a ratable distribution of amounts payable to other unsecured creditors under the Company's plan. After a trial on the merits, the Bankruptcy Court ruled in favor of the Company with respect to its claim that the lease agreements were financing transactions, but reserved judgment on the extent to which GECC may be entitled to cash payments from the Company. The Company's management does not believe the Company's liability to GECC will exceed $500,000.

     Prior to the Company's bankruptcy filing, an audit was conducted by the Internal Revenue Service. An assessment was made for the years ended April 1998, 1997, 1996, and 1995 for an aggregate amount of

                      VIDEO UPDATE, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

$3,000,000. Prior to confirmation of the Company's Plan, this claim was resolved for a one-time payment of $42,000.

     As of the date of the Company's bankruptcy filing, its books and records reflected a contingent liability for executive compensation and related taxes totaling more than $1,000,000. All or substantially all of this amount is related to a 1998 bonus approved by the Company's Board of Directors for its President at that time. In January 2001, the President at that time resigned his position with the Company and, pursuant to an Order of the Bankruptcy Court, was paid severance and other benefits in full and complete satisfaction of his claims against the Company. As a result, the Company believes that a further liability does not exist with respect to the 1998 bonus or any taxes which may have accrued in connection therewith.

     Subsequent to April 30, 2001, a former officer filed a lawsuit against the Company. This lawsuit arose out of a May 16, 2001 Separation and Release Agreement with the Company's former Chairman and Chief Executive Officer during the course of the Company's Chapter 11 restructuring. At this time, the Company is unable to state the likelihood of a favorable outcome in this case. However, the Company's legal counsel believes that the assessment of this claim is weak.

     A former employee named the Company as one of four defendants in a sexual harassment lawsuit. At the Company's request, the plaintiff has stipulated to staying her claims against the Company until 20 days after the proper venue for prosecuting the plaintiff's action is determined by the United States Bankruptcy Court for the District of Delaware. At this time, the Company is unable to state the likelihood that this litigation will be allowed to proceed in the District of Minnesota, or the likelihood that the plaintiff will prevail on her claims.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     Effective December 21, 2001, we acquired 100% of the newly issued common stock of the reorganized Video Update under its plan of reorganization which was confirmed by the Bankruptcy Court on December 20, 2001. Video Update had been operating under Chapter 11 of the Bankruptcy Code since its voluntary bankruptcy filing on September 18, 2000. The acquisition of the newly issued common stock of Video Update was in satisfaction of all amounts owed by Video Update under a $6.5 million debtor-in-possession financing agreement between Video Update and us entered into in May 2001. In addition, we purchased senior secured debt of Video Update in May 2001 for $8.5 million, funded amounts due to secured and unsecured creditors in accordance with confirmation of the plan of reorganization totaling approximately $6.3 million, and assumed other post-bankruptcy filing liabilities of approximately $24.7 million. Video Update operates 324 video specialty stores in the United States and Canada.

     The unaudited pro forma statement of operations reflects the combination of the historical income statement of Movie Gallery for the fiscal year ended January 6, 2002, with the unaudited historical statement of operations of Video Update for the period from January 1, 2001 to December 20, 2001. The unaudited pro forma statement of operations was prepared as if the acquisition had occurred on January 1, 2001. The unaudited pro forma statement of operations is not necessarily indicative of the actual results of operations had the acquisition occurred as of January 1, 2001, nor does it purport to indicate the results of future operations. The unaudited pro forma statement of operations should be read in conjunction with the accompanying notes and the historical financial statements and notes of Movie Gallery and Video Update included elsewhere in this prospectus. You should also review "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The historical financial information of Video Update contained in this prospectus and used to create the pro forma financial data required by SEC regulations includes the results of operations of approximately 145 stores that were closed or disposed of by Video Update between January 1, 2001 and December 20, 2001. The historical financial information includes certain restructuring charges resulting from these closings and dispositions as well as the costs of operating the business during the bankruptcy proceedings. In addition, Video Update lacked certain internal accounting and management controls immediately prior to, and for a period of time following, the institution of bankruptcy proceedings and embezzlement and fraud may have been perpetrated by certain former officers of Video Update. Due to the factors described above, we believe that such historical and pro forma information may be of limited utility in considering the historical performance of Video Update and the impact of the acquisition on our future results.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                       FISCAL YEAR ENDED JANUARY 6, 2002

                                                  MOVIE            VIDEO         PRO FORMA
                                              GALLERY, INC.   UPDATE, INC.(A)   ADJUSTMENTS     PRO FORMA
                                              -------------   ---------------   -----------     ---------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Rentals...................................    $313,852         $  95,459       $     --       $409,311
  Product sales.............................      55,279            12,463             --         67,742
                                                --------         ---------       --------       --------
          Total revenues....................     369,131           107,922             --        477,053
Cost of sales:
  Cost of rental revenues...................      91,445            23,750         (4,940)(b)    110,255
  Cost of product sales.....................      35,002             9,346             --         44,348
                                                --------         ---------       --------       --------
Gross margin................................     242,684            74,826          4,940        322,450
Operating costs and expenses:
  Store operating expenses..................     171,409            78,780           (885)(c)    249,304
  General and administrative................      29,288(d)         11,178           (870)(c)     39,596
  Amortization of intangibles...............       6,656             1,255         (1,255)(e)      6,656
  Loss on store closures....................          --             6,646             --          6,646
  Property and equipment valuation charge...          --            18,248             --         18,248
  Goodwill valuation charge.................          --            62,334        (62,334)(e)         --
  Stock option compensation(f)..............       8,161                --             --          8,161
                                                --------         ---------       --------       --------
Operating income (loss).....................      27,170          (103,615)        70,284         (6,161)
Interest expense, net.......................      (2,736)             (216)          (524)(g)     (3,476)
Other income, net...........................          --               396             --            396
                                                --------         ---------       --------       --------
Income (loss) before reorganization items,
  income taxes and extraordinary item.......      24,434          (103,435)        69,760         (9,241)
Reorganization items........................          --            (2,226)            --         (2,226)
                                                --------         ---------       --------       --------
Income (loss) before income taxes and
  extraordinary item........................      24,434          (105,661)        69,760        (11,467)
Income taxes................................       9,901                --         (9,901)(h)         --
                                                --------         ---------       --------       --------
Net income (loss) before extraordinary
  item......................................    $ 14,533         $(105,661)      $ 79,661       $(11,467)
                                                ========         =========       ========       ========
Earnings (loss) per share before
  extraordinary item:
  Basic.....................................    $   0.56                                        $  (0.44)
                                                ========                                        ========
  Diluted...................................    $   0.53                                        $  (0.44)
                                                ========                                        ========
Weighted average shares outstanding:
  Basic.....................................      25,837                                          25,837
  Diluted...................................      27,220                                          25,837

                      See accompanying notes (unaudited).

    NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

(a) Reflects the unaudited historical results of operations of Video Update for the period from January 1, 2001 to December 20, 2001.

(b) Reflects the change in the amortization of rental inventory resulting from the adjustment of rental inventory to fair value in conjunction with the purchase price allocation.

(c) Reflects the change in the depreciation of property, furnishings and equipment resulting from the adjustment of property, furnishings and equipment to fair value in conjunction with the purchase price allocation.

(d) Includes a $1.6 million nonrecurring charge related to the amendment of a supply agreement with Rentrak Corporation.

(e) Eliminates amortization of intangibles and goodwill valuation charges for the purchase price allocation.

(f) Represents the non-cash charge associated with stock options that were repriced in March 2001 and were subsequently required to be accounted for as variable stock options.

(g) Eliminates $216,000 of historical interest expense of Video Update and reflects $740,000 of interest expense for the additional advance under Movie Gallery's credit facility required to pay liabilities and long-term debt assumed in the acquisition.

(h) Reflects the elimination of income tax expense of Movie Gallery resulting from the benefit to Movie Gallery of the operating loss of Video Update.

                               [Inside Back Page]

                     [Centered caption: "Store Locations"]

   [Right hand caption: "As of April 5, 2002, 1,462 stores in 41 states and 5
                             Canadian provinces."]

                  [Map of states/provinces with store counts]

  [Bar Graph in lower right corner showing year end store count for 1998-2001, categorized by internally developed stores and number of acquired stores.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                              (MOVIE GALLERY LOGO)

                                8,250,000 SHARES

                                  COMMON STOCK

                          Joint Book-Running Managers

BEAR, STEARNS & CO. INC.                              THOMAS WEISEL PARTNERS LLC

                             ----------------------

MORGAN KEEGAN & COMPANY, INC.
                                 BB&T CAPITAL MARKETS
                                                         SWS SECURITIES

                                          , 2002
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Our expenses in connection with the offering of the shares of common stock described in this registration statement are set forth below. No expenses will be borne by the selling stockholders. All amounts except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq additional listing fee are estimated.

Securities and Exchange Commission registration fee.........  $ 14,411
NASD filing fee.............................................  $ 16,164
Printing and engraving expenses.............................  $125,000
Legal fees and expenses.....................................  $150,000
Accounting fees and expenses................................  $ 75,000
Transfer agent fees and expenses............................  $  5,000
Nasdaq additional listing fee...............................  $ 22,500
Miscellaneous...............................................  $ 91,925
                                                              --------
TOTAL.......................................................  $500,000
                                                              ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law makes provision for the indemnification of officers and directors of corporations in terms sufficiently broad to indemnify our officers and directors under certain circumstances from liabilities, including reimbursement of expenses incurred arising under the Securities Act.

     As permitted by Delaware law, our certificate of incorporation provides that, to the fullest extent permitted by Delaware law, no director shall be liable to us or to our stockholders for monetary damages for breach of his fiduciary duty as a director. Delaware law does not permit the elimination of liability (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases or (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision in our certificate of incorporation is to eliminate the rights of Movie Gallery and its stockholders, through stockholders' derivative suits on behalf of Movie Gallery, to recover monetary damages against a director for breach of fiduciary duty as a director thereof, including breaches resulting from negligent or grossly negligent behavior, except in the situations described in clauses (i)-(iv), inclusive, above. These provisions will not alter the liability of directors under federal securities laws.

     Our certificate of incorporation provides that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in our right by reason of the fact that he is or was a director, officer, employee or agent of Movie Gallery or is or was serving at our request as a director, officer, employee or agent of another corporation or enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

     Our certificate of incorporation also provides that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or contemplated action or suit by or in our right to procure a judgment in our favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses, including attorneys' fees, actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Movie Gallery unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

     Our certificate of incorporation also provides that to the extent that one of our directors or officers has been successful in the defense of any action, suit or proceeding referred to in the previous paragraphs or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith; that indemnification provided for in our certificate of incorporation shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that we may purchase and maintain insurance on behalf of any of our directors or officers against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not we would have the power to indemnify him against such liabilities under the provisions of Section 145 of the Delaware General Corporation Law.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     In September 2001, we issued 30,600 shares of our common stock in connection with the exercise of a warrant. The aggregate price of the shares was $414,936. The issuance of those securities was deemed to be exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) of the Securities Act of 1933.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed as part of this Registration
Statement:

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
   1.1    --   Form of Underwriting Agreement.(4)
   3.1    --   Certificate of Incorporation of the Company.(2)
   3.2    --   Bylaws of the Company.(2)
   4.1    --   Specimen Common Stock Certificate.(3)
   5.1    --   Opinion of Troy & Gould Professional Corporation.(4)
  10.1    --   1994 Stock Option Plan, as amended and form of Stock Option
               Agreement.(5)
  10.2    --   Form of Indemnity Agreement.(2)
  10.3    --   Employment Agreement between M.G.A., Inc. and Joe Thomas
               Malugen.(2)
  10.4    --   Employment Agreement between M.G.A., Inc. and H. Harrison
               Parrish.(2)
  10.5    --   Employment Agreement between M.G.A., Inc. and J. Steven
               Roy.(6)
  10.6    --   Employment Agreement between M.G.A., Inc. and S. Page
               Todd.(6)
  10.7    --   Employment Agreement between M.G.A., Inc. and Jeffrey S.
               Stubbs.(7)
  10.8    --   Assignment Agreement between BNP Paribas and Movie Gallery,
               Inc. dated May 2, 2001.(8)
  10.9    --   Chapter 11 Financing Agreement between Video Update, Inc.
               and Movie Gallery, Inc. dated May 16, 2001.(8)
  10.10   --   Credit Agreement between Movie Gallery, Inc. and SouthTrust
               Bank dated June 27, 2001.(8)
  10.11   --   Plan of Reorganization of Video Update, Inc., et al., as
               amended on December 18, 2001.(9)
  10.12   --   Amendment to Chapter 11 Financing Agreement, dated as of
               October 15, 2001, between Movie Gallery, Inc. and Video
               Update, Inc.(1)
  21      --   List of Subsidiaries(1).
  23.1    --   Consent of Ernst & Young LLP, Independent Auditors.(1)

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
  23.2    --   Consent of Singer Lewak Greenbaum & Goldstein, LLP.(1)
  23.3    --   Consent of Troy & Gould Professional Corporation (to be
               included as part of its opinion filed as Exhibit 5.1).
  24      --   Power of Attorney (contained on signature page).

---------------

(1) Filed herewith.

(2) Previously filed with the SEC on June 10, 1994, as an exhibit to our Registration Statement on Form S-1 (File No. 33-80120).

(3) Previously filed with the SEC on June 10, 1994, as an exhibit to our Registration Statement on Form S-1 (File No. 33-80120).

(4) To be filed by amendment.

(5) Previously filed with the SEC on April 7, 1997, as an exhibit to our Form 10-K for the fiscal year ended January 5, 1997.

(6) Previously filed with the SEC on April 6, 1998, as an exhibit to our Form 10-K for the fiscal year ended January 4, 1998.

(7) Previously filed with the SEC on April 2, 2001, as an exhibit to our Form 10-K for the fiscal year ended December 31, 2000.

(8) Previously filed with the SEC on August 15, 2001, as an exhibit to our Form 10-Q for the quarter ended July 1, 2001.

(9) Previously filed with the SEC on January 7, 2002, as an exhibit to our Form 8-K/A dated December 21, 2001.

     (b) The following financial statement schedule is filed as part of this Registration Statement:

Reports of Independent Auditors on
Financial Statement Schedule................................  S-1
Schedule II -- Valuation and Qualifying
Accounts and Reserves.......................................  S-2

ITEM 17.  UNDERTAKINGS

     We hereby undertake that:

          1. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          2. (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                        SIGNATURES AND POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dothan, State of Alabama, on April 10, 2002.

                                          MOVIE GALLERY, INC.

                                          By:    /s/ JOE THOMAS MALUGEN
                                            ------------------------------------
                                                     Joe Thomas Malugen
                                             Chief Executive Officer, President
                                                             and
                                                   Chairman of the Board

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joe Thomas Malugen, H. Harrison Parrish and J. Steven Roy, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully as all said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                    SIGNATURE                                       TITLE                       DATE
                    ---------                                       -----                       ----

              /s/ JOE THOMAS MALUGEN                 Chief Executive Officer, President    April 10, 2002
 ------------------------------------------------         and Chairman of the Board
                Joe Thomas Malugen

               /s/ WILLIAM B. SNOW                       Vice Chairman of the Board        April 10, 2002
 ------------------------------------------------
                 William B. Snow

             /s/ H. HARRISON PARRISH                 Senior Vice President and Director    April 10, 2002
 ------------------------------------------------
               H. Harrison Parrish

                /s/ J. STEVEN ROY                    Executive Vice President and Chief    April 10, 2002
 ------------------------------------------------             Financial Officer
                  J. Steven Roy

               /s/ IVY M. JERNIGAN                      Vice President and Controller      April 10, 2002
 ------------------------------------------------
                 Ivy M. Jernigan

             /s/ SANFORD C. SIGOLOFF                              Director                 April 10, 2002
 ------------------------------------------------
               Sanford C. Sigoloff

               /s/ PHILIP B. SMITH                                Director                 April 10, 2002
 ------------------------------------------------
                 Philip B. Smith

                 REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Movie Gallery, Inc.

     We have audited the consolidated financial statements of Movie Gallery, Inc. as of December 31, 2000 and January 6, 2002 and for each of the three years in the period then ended, and have issued our report thereon dated February 14, 2002 (included elsewhere in this Registration Statement). Our audit also included the information as of January 6, 2002, and for the year then ended, included in the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP

Birmingham, Alabama
February 14, 2002

                              MOVIE GALLERY, INC.
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                            BALANCE AT    ADDITIONS CHARGED                   BALANCE AT
                                           DECEMBER 31,     TO COSTS AND                      JANUARY 6,
DESCRIPTION                                    2000           EXPENSES        DEDUCTIONS(3)      2002
-----------                                ------------   -----------------   -------------   ----------
                                                                  (IN THOUSANDS)
Rental inventory reserve(1)..............     $  --            $2,100             $ --          $2,100
Exit cost reserve(2).....................     $  --            $1,257             $(23)         $1,234

---------------

(1) Reserve is deducted from net book value of rental inventory in the balance sheet.

(2) Reserve established in conjunction with Video Update acquisition. Includes employee termination costs, rent and utilities.

(3) Actual payments made against exit cost reserve.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
   1.1    --   Form of Underwriting Agreement.(4)
   3.1    --   Certificate of Incorporation of the Company.(2)
   3.2    --   Bylaws of the Company.(2)
   4.1    --   Specimen Common Stock Certificate(3)
   5.1    --   Opinion of Troy & Gould Professional Corporation(4)
  10.1    --   1994 Stock Option Plan, as amended and form of Stock Option
               Agreement.(5)
  10.2    --   Form of Indemnity Agreement.(2)
  10.3    --   Employment Agreement between M.G.A., Inc. and Joe Thomas
               Malugen.(2)
  10.4    --   Employment Agreement between M.G.A., Inc. and H. Harrison
               Parrish.(2)
  10.5    --   Employment Agreement between M.G.A., Inc. and J. Steven
               Roy.(6)
  10.6    --   Employment Agreement between M.G.A., Inc. and S. Page
               Todd.(6)
  10.7    --   Employment Agreement between M.G.A., Inc. and Jeffrey S.
               Stubbs.(7)
  10.8    --   Assignment Agreement between BNP Paribas and Movie Gallery,
               Inc. dated May 2, 2001.(8)
  10.9    --   Chapter 11 Financing Agreement between Video Update, Inc.
               and Movie Gallery, Inc. dated May 16, 2001.(8)
  10.10   --   Credit Agreement between Movie Gallery, Inc. and SouthTrust
               Bank dated June 27, 2001.(8)
  10.11   --   Plan of Reorganization of Video Update, Inc., et al., as
               amended on December 18, 2001.(9)
  10.12   --   Amendment to Chapter 11 Financing Agreement, dated as of
               October 15, 2001, between Movie Gallery, Inc. and Video
               Update, Inc.(1)
  21      --   List of Subsidiaries(1).
  23.1    --   Consent of Ernst & Young LLP, Independent Auditors.(1)
  23.2    --   Consent of Singer Lewak Greenbaum & Goldstein, LLP.(1)
  23.3    --   Consent of Troy & Gould Professional Corporation (to be
               included as part of its opinion filed as Exhibit 5.1).
  24      --   Power of Attorney (contained on signature page).

---------------

(1) Filed herewith.

(2) Previously filed with the Securities and Exchange Commission on June 10, 1994, as exhibits to the Company's Registration Statement on Form S-1 (File No. 33-80120).

(3) Previously filed with the SEC on June 10, 1994, as an exhibit to our Registration Statement on Form S-1 (File No. 33-80120).

(4) To be filed by amendment.

(5) Previously filed with the Securities and Exchange Commission on April 7, 1997, as an exhibit to the Company's Form 10-K for the fiscal year ended January 5, 1997.

(6) Previously filed with the Securities and Exchange Commission on April 6, 1998, as an exhibit to the Company's Form 10-K for the fiscal year ended January 4, 1998.

(7) Previously filed with the Securities and Exchange Commission on April 2, 2001, as an exhibit to the Company's Form 10-K for the fiscal year ended December 31, 2000.

(8) Previously filed with the Securities and Exchange Commission on August 15, 2001, as an exhibit to the Company's Form 10-Q for the quarter ended July 1, 2001.

(9) Previously filed with the Securities and Exchange Commission on January 7, 2002, as an exhibit to the Company's Form 8-K/A dated December 21, 2001.